    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 2001


                                                      REGISTRATION NO. 333-52492

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                          ACADIA PHARMACEUTICALS INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                           2834                          06-1376651
(State or Other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)        Identification Number)

                         3911 SORRENTO VALLEY BOULEVARD
                              SAN DIEGO, CA 92121
                                 (858) 558-2871
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------

                              ULI HACKSELL, PH.D.
                            CHIEF EXECUTIVE OFFICER
                          ACADIA PHARMACEUTICALS INC.
                         3911 SORRENTO VALLEY BOULEVARD
                              SAN DIEGO, CA 92121
                                 (858) 558-2871
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                         ------------------------------

                                   COPIES TO:

                D. BRADLEY PECK                                  FAYE H. RUSSELL
                GLENN F. BAITY                                 JEFFREY C. THACKER
               CHESTON J. LARSON                                SHERRY E. SCHNELL
              Cooley Godward LLP                         Brobeck, Phleger & Harrison LLP
       4365 Executive Drive, Suite 1100                       12390 El Camino Real
              San Diego, CA 92121                              San Diego, CA 92130
                (858) 550-6000                                   (858) 720-2500

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)         PER SHARE        OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, $0.0001 par value.............       5,750,000             $15.00             $86,250,000            $22,613



(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes $11,250,000 of shares that the underwriters have the option to purchase to cover overallotments, if any.



(2) The Registrant has previously paid $19,800 in connection with the initial filing of the Registration Statement on December 21, 2000.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus front cover page: (a) one to be used in connection with an offering in the United States and Canada and (b) one to be used in connection with a concurrent offering outside of the United States and Canada. The U.S./Canadian prospectus and the international prospectus are otherwise identical in all respects. The international version of the front cover page is included immediately before
Part II of this registration statement.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2001


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                 [ACADIA LOGO]


                                5,000,000 SHARES
                                  COMMON STOCK



    ACADIA Pharmaceuticals Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "ACAD." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.


                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price.......................................  $              $
Underwriting Discounts and Commissions......................  $              $
Proceeds to ACADIA Pharmaceuticals Inc......................  $              $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    ACADIA Pharmaceuticals Inc. has granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock to cover overallotments.


                            ------------------------

ROBERTSON STEPHENS                                    U.S. BANCORP PIPER JAFFRAY

               THE DATE OF THIS PROSPECTUS IS             , 2001

                                     CHART


    [Inside front cover: Caption "Linking Genomics and Chemistry" above three over-lapping circles labeled "Genomics," "Chemistry" and "Biology" with side caption on left of "Integrated Technology Platform." Downward arrow, captioned "Drug Discovery," connects the circles to a chart depicting the progress of ACADIA's programs, which are listed from top to bottom as "Programs": "Glaucoma 1","Chronic Pain","Schizophrenia 1", "Schizophrenia 2", "Alzheimer's Disease" and "Glaucoma 2". To the right of the list of programs is a chart divided into "Preclinical", "IND-Track" and "Clinical" and with an arrow for each subheading listed above. The arrow for Glaucoma 1 extends through "Preclinical" and "IND-Track" into "Clinical". The Chronic Pain arrow extends through "Preclinical" into "IND-Track". The arrows for each of the other four subheadings extend almost entirely through "Preclinical" but do not reach the threshold for "IND-Track."]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.


    UNTIL             , 2001, WHICH IS THE 25TH DAY AFTER THE DATE OF THE FINAL
PROSPECTUS RELATED TO THIS OFFERING, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Note Regarding Forward Looking Statements...................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   28
Management..................................................   50
Related Party Transactions..................................   61
Principal Stockholders......................................   64
Description of Capital Stock................................   67
Shares Eligible for Future Sale.............................   69
United States Tax Consequences to Non-U.S. Holders..........   71
Underwriting................................................   74
Legal Matters...............................................   77
Experts.....................................................   77
Where You Can Find More Information.........................   77
Index to Consolidated Financial Statements..................  F-1


                            ------------------------

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS REGARDING OUR COMPANY, ESPECIALLY THE RISK FACTORS REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.


                          ACADIA PHARMACEUTICALS INC.



    We are a genomics-based drug discovery and development company that efficiently identifies target-specific small molecule drug candidates using our integrated technology platform. Genomics is the study of an organism's genes and their functions. Our proprietary approach integrates genomics, chemistry and biology to rapidly identify and validate drug targets and discover chemistries specific to those targets. We have successfully applied our approach to generate a drug discovery pipeline that currently includes six advanced programs as well as a number of earlier stage research projects. We have rapidly advanced two of these programs to development with a collaborator. The first drug candidate, for glaucoma treatment, is undergoing human testing designed to provide information on safety and preliminary efficacy in patients, known as a Phase I/IIa clinical trial. The second drug candidate has been nominated for development as a novel treatment for chronic pain. We have four additional drug candidates in late-stage preclinical testing. We focus on major diseases that represent some of the largest pharmaceutical markets in the world, including schizophrenia, Alzheimer's disease, chronic pain and glaucoma.


OUR TECHNOLOGY PLATFORM AND DRUG DISCOVERY APPROACH


    Our integrated technology platform efficiently and productively links diverse genomic and chemical information. We use our platform to identify and validate individual gene products, known as genomic targets, for use as drug targets. This platform, incorporating our proprietary Receptor Selection and Amplification Technology, or R-SAT-TM-, allows us to address most classes of potential drug targets. We also use our technology platform to discover novel small molecule drug candidates that are selective for these individual genomic targets. Our discovery expertise combined with our integrated technology platform has allowed us to discover superior drug candidates more efficiently than traditional approaches. Since 1997, we have:



    - applied our technology to the functional analysis of a wide range of genomic targets, and have incorporated over 250 targets into our platform;


    - assembled a large and diverse screening library of more than 700,000 distinct compounds together with a collaborator;


    - developed an ultra high throughput capacity capable of functionally screening over 1 million compound/target interactions per week;



    - developed a proprietary combinatorial chemistry technique for the largest class of current drug targets, the G-protein coupled receptors, known as GPCRs;


    - developed a method for screening genomic targets of individual patients for variability in their response to drugs;


    - discovered novel specific chemistries in over 200 structural classes for 35 genomic targets; and



    - validated drug targets for all of our discovery programs and research projects together with our collaborators.


OUR PROGRAMS

    Our programs address major diseases that are not well served by currently available therapies and that represent significant commercial markets. Our most advanced program is based on a target-specific drug candidate for the treatment of glaucoma. In collaboration with Allergan, Inc., we have identified and validated a specific genomic target that controls pressure within the eye and have discovered a drug candidate, AGN 195795, that demonstrates a superior therapeutic profile in animals compared to currently used drugs. AGN 195795 is currently in a Phase I/IIa clinical trial. We anticipate that the data analysis from this trial will be completed in the second half of 2001.

    Our second most advanced program is based on a novel small molecule drug candidate, AGN 197075, for the treatment of chronic pain. In collaboration with Allergan, we identified and validated a specific genomic target and discovered a novel drug candidate that has been shown in animal models to be highly efficacious when administered orally. This drug candidate does not exhibit common side effects of pain drugs including sedation and cardiovascular, respiratory and gastrointestinal effects. Allergan has nominated AGN 197075 for development and is conducting manufacturing, toxicology and other studies in preparation for clinical studies.



    We have two internal programs in late-stage preclinical testing that address separate genomic targets for treating different groups of schizophrenic patients. In the first program, we discovered drug candidates that simultaneously act on two complementary drug targets. These compounds demonstrate activity when administered orally in animal models of psychosis. In the second of these programs, we have identified and validated a previously unknown therapeutic mechanism that is shared by most of the marketed antipsychotic drugs. We have discovered drug candidates that uniquely target this mechanism and have shown a superior therapeutic profile in animal models of psychosis.


    We also have an advanced internal preclinical program that focuses on treating the behavioral disorders associated with Alzheimer's disease. We have discovered compounds that uniquely target a mechanism that has been implicated in this disease. These compounds demonstrate activity in animal models of psychosis believed to be predictive of symptoms observed in Alzheimer's patients.


    Our sixth program is based on a target-specific drug candidate in preclinical testing for glaucoma that addresses a different but complementary drug target than our first glaucoma program. We have identified and validated with Allergan a genomic target that controls pressure within the eye. We have discovered compounds that are selective for this target and show a favorable therapeutic profile in primate models of glaucoma.


    In addition to our six advanced programs, we have several research projects in which we have identified novel targets and have discovered chemistries specific for these targets. These projects will serve as starting points for potential future programs in several areas, including depression, feeding and obesity, and chronic pain.


    While we have a number of programs, drug candidates that appear promising at early stages of development may not enter clinical testing, or even if they do, may not become drugs that reach the market for any number of reasons.


OUR STRATEGY


    The principal elements of our business and scientific strategy include:


    - Focus on diseases with large unmet medical needs that are well suited to small molecule genomic approaches.

    - Build a large and sustainable pipeline of drug candidates to reduce the risks inherent in drug discovery and increase the likelihood of commercial success.


    - Advance selected discovery programs internally through the early clinical stage, which we believe optimizes our position while balancing our financial and technical risks.



    - Commercialize our drug candidates and technology platform through collaborations with pharmaceutical and biotechnology companies.


                             CORPORATE INFORMATION


    We were incorporated in Vermont in 1993 as Receptor Technologies, Inc. In 1997, we reincorporated in Delaware and changed our name to ACADIA Pharmaceuticals Inc. Our principal executive offices are located at 3911 Sorrento Valley Boulevard, San Diego, California 92121, and our telephone number at that address is (858) 558-2871. We also have a chemistry research facility located near Copenhagen, Denmark. Our website is located at www.acadia-pharm.com. We do not consider information contained in our website to be part of this prospectus.



    "ACADIA" and "R-SAT" are trademarks of ACADIA Pharmaceuticals Inc. This prospectus also includes trademarks and trade names owned by other parties, and all other trademarks and trade names mentioned in this prospectus are the property of their respective owners.

                                  THE OFFERING


Common stock offered by us.................................  5,000,000 shares
Common stock to be outstanding after this offering.........  15,783,382 shares
Use of proceeds............................................  For research and development, capital expenditures, working capital and general
                                                             corporate purposes.
Proposed Nasdaq National Market symbol.....................  ACAD


                            ------------------------


    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding at December 31, 2000.


    The number of shares of common stock to be outstanding after the offering excludes:


    - 1,540,154 shares of common stock issuable upon exercise of options outstanding at December 31, 2000, at a weighted average exercise price of $0.81 per share;



    - 237,257 shares issuable upon exercise of warrants outstanding at December 31, 2000, at an exercise price of $12.00 per share; and



    - 762,729 shares available for future grant at December 31, 2000 under our 1997 stock option plan, and an aggregate of approximately 950,000 additional shares available for future grant under our 2000 equity incentive plan, 2000 nonemployee directors' stock option plan and 2000 employee stock purchase plan, each of which will become effective upon the completion of this offering.


                            ------------------------

    Unless otherwise stated, information in this prospectus is based on the following assumptions:

    - no exercise of the underwriters' overallotment option;

    - the conversion of all our outstanding shares of preferred stock into 8,625,920 shares of common stock upon the closing of this offering; and

    - amendments to our certificate of incorporation and bylaws to be effective upon completion of this offering.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary consolidated financial information for our company. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus.


                                                                    YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        1996       1997       1998       1999       2000
                                                      --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues............................................  $   438    $   835    $ 1,419    $ 2,238    $  4,312
                                                      -------    -------    -------    -------    --------
Operating expenses
  Research and development(1).......................      421      2,295      5,856      7,625      10,538
  General and administrative(2).....................      206      1,771      2,487      2,458       5,043
                                                      -------    -------    -------    -------    --------
    Total operating expenses........................      627      4,066      8,343     10,083      15,581
                                                      -------    -------    -------    -------    --------
Loss from operations................................     (189)    (3,231)    (6,924)    (7,845)    (11,269)
Interest income (expense), net......................       (3)       249        521        400       1,075
                                                      -------    -------    -------    -------    --------
Net loss............................................  $  (192)   $(2,982)   $(6,403)   $(7,445)   $(10,194)
                                                      =======    =======    =======    =======    ========
Net loss per share, basic and diluted...............  $ (0.13)   $ (1.74)   $ (3.12)   $ (3.57)   $  (4.76)
                                                      =======    =======    =======    =======    ========
Weighted average shares used in computing net loss
  per share, basic and diluted(3)...................    1,523      1,712      2,049      2,087       2,139
                                                      =======    =======    =======    =======    ========
Pro forma net loss per share, basic and diluted.....                                              $  (1.05)
                                                                                                  ========
Weighted average shares used in computing pro forma
  net loss per share, basic and diluted(3)..........                                                 9,715
                                                                                                  ========



                                                                  DECEMBER 31, 2000
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and investment securities............  $ 28,896       $92,896
Working capital.............................................    25,330        89,330
Total assets................................................    34,113        98,113
Long-term debt, less current portion........................     5,789         5,789
Convertible preferred stock.................................    46,502            --
Total stockholders' equity (deficit)........................   (22,508)       87,994


--------------------------


(1) Includes stock-based compensation of $3, $100 and $810 for the years ended December 31, 1998, 1999 and 2000, respectively.



(2) Includes stock-based compensation of $49, $6 and $2,044 for the years ended December 31, 1998, 1999 and 2000, respectively.


(3) Please see Note 2 of the notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.


(4) The pro forma as adjusted information in the table reflects the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock and reflects the sale of 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

    ANY INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND FUTURE GROWTH PROSPECTS WOULD LIKELY SUFFER. IN THESE CIRCUMSTANCES, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

OUR SUCCESS AS A COMPANY IS UNCERTAIN DUE TO OUR HISTORY OF OPERATING LOSSES AND THE UNCERTAINTY OF FUTURE PROFITABILITY.


    We have not been profitable and have generated substantial operating losses since we were incorporated in 1993. Our operating losses are due in large part to the significant research and development costs required to identify and validate new drug targets and to discover small molecule drug candidates. We incurred net losses of $6.4 million for the year ended December 31, 1998, $7.4 million for the year ended December 31, 1999 and $10.2 million for the year ended December 31, 2000. At December 31, 2000, our accumulated losses were approximately $27.0 million. We expect to incur losses for at least the next several years and expect that these losses will actually increase as we expand our research and development activities, incur significant preclinical and clinical development costs and enhance our core technologies. Our losses are expected to continue even if our research projects successfully identify potential drug candidates. Currently, we generate income primarily from research and milestone payments from collaboration agreements from one collaborator, interest income and governmental grants. We will need to generate significant additional revenue to achieve profitability. However, any additional revenue will depend in large part on our ability, alone or with others, to successfully research, develop, obtain regulatory clearance for, manufacture, market and distribute our drug candidates. If the time required to generate revenues and achieve profitability is longer than anticipated or if we are unable to obtain necessary capital, we may not be able to fund and continue our operations.


BECAUSE OUR DRUG CANDIDATES ARE IN AN EARLY STAGE OF DEVELOPMENT, THERE IS A HIGH RISK OF FAILURE.

    Drug candidates that appear promising at early stages of development may not enter clinical development or reach the market for a number of reasons, including the possibility that the drug candidates will:

    - be found ineffective or cause harmful side effects during preclinical testing or clinical trials;

    - fail to receive the regulatory clearances required to market them as drugs;

    - be subject to proprietary rights held by others requiring the negotiation of a license agreement prior to marketing;

    - be difficult or expensive to manufacture on a commercial scale;

    - not be developed rapidly enough to compete with drug candidates or other treatments commercialized by our competitors; or

    - fail to generate market acceptance.


    We or our collaborators will need to conduct significant additional research, preclinical testing and clinical trials before we or our collaborators file applications with the FDA for product approval of our drug candidates. Clinical trials are expensive and have a high risk of failure. If research and testing are not successful or our drug candidates fail to obtain regulatory approval, we or our collaborators will be unable to market and sell products derived from our drug candidates. As a result, we may not receive product royalty revenues and milestone payments and our ability to continue operations could be jeopardized.


BECAUSE DISCOVERING DRUGS THROUGH GENOMICS IS NEW AND SPECULATIVE, IT IS POSSIBLE THAT OUR INTEGRATED TECHNOLOGY PLATFORM WILL NOT IDENTIFY SUCCESSFUL DRUG CANDIDATES OR LEAD TO COMMERCIAL PRODUCTS OR SERVICES.

    The process of discovering drugs using genomics-based discovery is new and evolving rapidly. We focus our genomics research primarily on complex diseases that may be linked to several genes working in combination. We and the rest of the general scientific and medical community have only a limited understanding of the role of genes and their products in these diseases. To date, we have not commercialized any drug candidates, and we may not be successful in doing so in the future. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Successful products will require significant development and investment, including preclinical testing and clinical trials, to demonstrate their cost effectiveness prior to regulatory approval and commercialization. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.


    Furthermore, our particular technology platform involves new and unproven approaches to the identification of drug candidates with therapeutic potential. These methods may not lead to the discovery of any candidates that will be safe or effective in humans. In addition, applying our technology to other commercial areas, such as the study of individual genetic variation in the responses of patients to drugs, known as pharmacogenomics, may not be successful. In the future, we may find it necessary to license the technology of others, or in-license, or acquire additional product candidates to augment the results of our internal discovery activities. We may not be able to in-license product candidates because they may not be available to us. Even if we are able to in-license product candidates they may prove to be unsuccessful. If we are not able to use our technologies to discover new drugs or products with significant commercial potential, we will not be able to achieve our objectives or build a sustainable or profitable business.


IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO SUCCESSFULLY DEVELOP PRODUCTS.


    We have consumed substantial amounts of capital since our inception and we expect to increase our operating expenses over the next several years as we expand our research and development activities and enhance our core technologies. Although we believe our existing cash resources plus the proceeds of this offering and anticipated proceeds from existing corporate collaborations will be sufficient to fund our anticipated cash requirements through 2002, we will require significant additional financing in the future to fund our operations. We do not know whether additional financing will be available when needed, or, if available, that we will obtain financing on terms favorable to us and our stockholders. Our ability to fund our operations, take advantage of opportunities, develop drug candidates and technologies or otherwise respond to competitive pressures could be significantly limited if adequate funds are not available or are not available on acceptable terms. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:


    - progress in, and the costs of, our research and development programs;

    - the scope, prioritization and number of programs;

    - the progress of preclinical and clinical testing;

    - our ability to enter into additional collaborations;

    - the modification or termination of any of our current or future collaborations;

    - the time and costs involved in obtaining regulatory approvals;

    - the costs involved in obtaining, enforcing and defending patent and other intellectual property rights;

    - competing technological and market developments;

    - the costs of securing manufacturing arrangements for clinical or commercial production; and

    - our acquisition and development of technologies.

IF OUR CURRENT COLLABORATIONS ARE UNSUCCESSFUL OR IF WE ARE UNABLE TO ENTER INTO ADDITIONAL COLLABORATIONS IN THE FUTURE, OUR RESEARCH AND DEVELOPMENT EFFORTS COULD BE SIGNIFICANTLY DELAYED.


    Our strategy depends upon the formation and sustainability of collaborative arrangements with third parties. We currently rely, and will continue to rely, on these arrangements for not only financial resources, but also for expertise that we expect to need in the future relating to manufacturing, sales and marketing. To date, we have entered into two collaborative arrangements with Allergan and one with ArQule, Inc. For the year ended December 31, 2000, approximately 97% of the total revenue we recognized was from our two collaborations with Allergan. We expect that a similar percentage of our revenue for the foreseeable future will be generated by collaborations. However, we do not know if these collaborators will dedicate sufficient resources to our programs or if any development or commercialization efforts by them will be successful. Should a collaborator fail to develop or commercialize a compound or product to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties associated with the compound or product. In addition, the continuation of our collaborations is dependent on our collaborators' periodic renewal of the governing agreements. Our existing collaboration agreements with Allergan may be terminated before the full term of the collaborations upon a breach or a change of control or other specified circumstances. We may not be able to renew these collaborations on acceptable terms, if at all, or negotiate additional collaborations on acceptable terms, if at all. As a result, our operating results may fluctuate significantly depending on the initiation of new collaboration agreements or the termination of existing collaboration agreements.


IF CONFLICTS ARISE WITH OUR COLLABORATORS, THEY MAY ACT IN THEIR SELF INTEREST, WHICH MAY BE ADVERSE TO OUR INTERESTS.

    Conflicts may arise between us and our collaborators, such as conflicts concerning ownership rights to particular drug candidates. In addition, some of our collaborators may be conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. For example, Allergan currently markets therapeutic products to treat glaucoma and is engaged in other research programs related to glaucoma that are independent from our two programs in this therapeutic area. In addition, since our collaborators are currently conducting, and may in the future conduct, the clinical trials for our drug candidates, they control the timing of the release of results from these trials and may decide to delay or withhold the results for their own purposes even if the results are positive. Generally, in each of our collaborations, we have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

THE PROGRESS AND RESULTS OF PRECLINICAL AND CLINICAL TESTING ARE UNCERTAIN, WHICH COULD DELAY OUR EFFORTS AND THE EFFORTS OF OUR COLLABORATORS TO COMMERCIALIZE DRUGS.

    Both preclinical and clinical testing are long, expensive and uncertain processes. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a drug, and failure can occur at any stage. Commercialization of product candidates derived from our drug candidates depends upon successful completion of clinical trials. Interim results of trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. To date, only one of our drug candidates has advanced to the early stages of clinical trials. We have never successfully completed clinical development of any of our drug candidates. In addition, we do not know whether future clinical trials will begin on time or whether they will be completed on schedule, or at all. The length of time necessary to initiate and complete clinical trials varies significantly and may be difficult to predict. Certain of our activities involve drug testing in small rodents. The use of animals in research and development and drug candidate commercialization have been the subject of controversy and adverse publicity. Animal rights activists could protest against us or damage our preclinical facilities, which could delay our research and development efforts.

    Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level and at any time in the course of studies of animals designed to identify unacceptable effects of a drug candidate or during clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause our collaborators or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates and could ultimately prevent clearance by the required regulatory authorities of these candidates for any or all targeted indications.

WE DEPEND ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS, PERFORM DATA COLLECTION AND ANALYSIS, AND MARKET AND DISTRIBUTE OUR POTENTIAL PRODUCTS, AND AS A RESULT, WE MAY FACE ADDITIONAL COSTS AND DELAYING FACTORS OUTSIDE OF OUR CONTROL.


    We currently rely on our collaborators, and expect to contract with third parties in the future, to manufacture drug products, conduct preclinical studies, including studies regarding biological activity, safety, absorption, metabolism and excretion of drug candidates, perform clinical trials for safety and efficacy in humans and market and distribute our potential products. Our existing collaborations and future agreements for preclinical and clinical development services will place substantial responsibilities on third parties for development of our drug candidates which could result in delays in or termination of development if those parties fail to perform as expected. We may not be able to maintain any of these existing relationships, or establish new ones on favorable terms, if at all. We may not be able to enter into replacement arrangements without undue delays or excessive expenditures. Furthermore, these collaborators and third parties may not perform as we expect. Our drug discovery and development costs will increase if there are delays in testing or approvals or if our collaborators need to perform more or larger clinical trials than planned. Significant delays of this type could harm our financial results and the commercial prospects for our drug candidates.



WE OR OUR COLLABORATORS MUST OBTAIN REGULATORY APPROVAL TO MARKET PRODUCTS DERIVED FROM OUR DRUG CANDIDATES.



    The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. Even if we obtain regulatory approval for a drug candidate, the approval may not be obtained in a timely manner or under technically or commercially feasible conditions. We and our collaborators cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, or complexity and novelty of the product and requires substantial resources. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.



    Outside the United States, the ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are administered at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. Only after the appropriate regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented will it grant a marketing authorization. In addition, United States and foreign government regulations control access to and use of some human or other tissue samples in our research and development efforts. United States and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples.


FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL WILL DELAY OUR DRUG DISCOVERY PROGRAMS AND OUR RESEARCH AND DEVELOPMENT EFFORTS.

    We are a small company, with under 100 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our research and drug discovery programs depend on our ability to attract and retain highly skilled chemists, biologists and pharmacologists. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology based businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion. In addition, we will need to hire additional personnel as we continue to expand our research and development activities. Competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms. In addition, all of our employees are at will employees, which means that any employee may quit at any time. In particular, if we lose Mark R. Brann, Ph.D., our founder, President, Chief Scientific Officer and a director, or Uli Hacksell, Ph.D., our Chief Executive Officer and a director, we may not be able to find a suitable replacement and our business may be harmed as a result.


IF OUR COMPETITORS DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN PRODUCTS DERIVED FROM OUR DRUG CANDIDATES, THEY MAY REDUCE OR ELIMINATE OUR COMMERCIAL OPPORTUNITY.



    The pharmaceutical and biotechnology industries have and will continue to undergo rapid technological change. In particular, the area of gene research is a rapidly evolving field. Because we focus on genomics as part of our business strategy, our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our technology platform becoming obsolete. Our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than products we hope to derive from our drug candidates. Our competitors include fully integrated pharmaceutical companies and biotechnology companies, including our collaborators, as well as universities and public and private research institutions, that currently have drug and target discovery efforts. Our ability to compete successfully will depend on our ability, alone or together with our collaborators, to develop drug candidates that reach the market in a timely manner and are technologically superior to, and/or are less expensive than, other products on the market. However, many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.



    With respect to our drug discovery programs, other companies may have product candidates in clinical trials to treat each of the diseases for which we are seeking to discover and develop product candidates. These competing potential drugs may be further advanced in development than are any of the potential products derived from our drug candidates and may result in effective, commercially successful products. Even if our collaborators or we succeed in developing effective drugs from our drug candidates, those drugs may not compete effectively with our competitors' drugs.


OUR ABILITY TO COMPETE MAY DECLINE IF WE DO NOT ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS.


    Our commercial success will depend in part on our obtaining, securing and defending patent protection on our technologies and drug candidates as well as effectively maintaining our trade secrets. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and erode any competitive advantage we may have from our intellectual property. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. For example, some of our patent applications will cover gene sequences and their products and the uses of those gene sequences and products. Public disclosures and patent applications related to the Human Genome Project and other genomics efforts may limit the scope of our claims or make unpatentable subsequent patent applications. If patents are issued to third parties that contain competitive or conflicting claims, we and our collaborators may be legally prohibited from pursuing research, development or commercialization of potential products. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, the U.S. Patent and Trademark Office's standards are uncertain and could change in the future. In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.


    The degree of future protection for our proprietary rights is uncertain due to a number of factors, including:

    - we may not have been the first to file patent applications for the technologies we rely upon;

    - others may independently develop similar or alternative technologies or duplicate any of our technologies;

    - our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability in all cases;

    - any of our pending patent applications may not result in issued patents;

    - we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

    - any patents issued to us or our collaborators may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;

    - our proprietary technologies may not be patentable; or


    - the patents of others may have an adverse effect on our ability to do business.


    In-licensed technology may become important to some aspects of our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology. Accordingly, we will be unable to exercise the same degree of control over this intellectual property as we do over our internally developed technology. Moreover, some of our academic institution licensors, research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired.

A DISPUTE CONCERNING THE INFRINGEMENT OR MISAPPROPRIATION OF OUR PROPRIETARY RIGHTS OR THE PROPRIETARY RIGHTS OF OTHERS COULD BE TIME CONSUMING AND COSTLY AND COULD DELAY OUR RESEARCH AND DEVELOPMENT EFFORTS.


    Our success depends partly upon our ability to avoid infringing or misappropriating the proprietary rights of others. We could incur substantial costs in litigation if we have to defend against patent suits brought by third parties or if we initiate these suits. Others may have filed and in the future are likely to file patent applications covering assays, genes, gene products or therapeutic products that are similar or identical to ours. These patent applications may have priority over patent applications filed by us. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We or our collaborators may not prevail in these actions and any license required under any of these patents may not be made available on commercially acceptable terms, if at all.



    We believe that there is significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation initiated by a third party, it could consume a substantial portion of our managerial and financial resources, whether we win or lose. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products. In that event, we could encounter delays in product introductions while we attempt to develop alternate methods or products or be prevented from commercializing current or future products. Similarly, third parties may infringe on or misappropriate our proprietary rights, and we may have to institute costly legal action against them to protect our intellectual property rights. We may not be able to afford the costs of enforcing our intellectual property rights against these third parties.


    In addition, like many biotechnology companies, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. We or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Resolving those claims could also result in significant expenditures of both the time of personnel and our financial resources.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF OUR TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.


    Because we operate in the highly technical field of genomics, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that the individual keep confidential and not disclose to third parties all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, it is possible that:



    - proprietary information will be disclosed;



    - others will independently develop substantially equivalent proprietary information and techniques;



    - others will gain access to our trade secrets or disclose this technology;
      or



    - these obligations of confidentiality may not be honored.


    Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.


WE EXPECT THAT OUR RESULTS OF OPERATIONS WILL FLUCTUATE, WHICH MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE FROM PERIOD TO PERIOD.


    Our quarterly operating results have fluctuated in the past and are likely to do so in the future. A large portion of our expenses, including expenses for personnel, facilities, equipment and contracted research, is relatively fixed. In addition, we plan to significantly increase operating expenses in the near term as we expand our internal research and development activities. Failure to achieve anticipated levels of revenue could significantly harm our operating results for a particular fiscal period. Due to the possibility of fluctuations in our revenue and expenses, we believe that period to period comparisons of our operating results are not a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate from period to period include:


    - termination or reduction in the scope of our collaborations in one or more periods;



    - the particular timing of our collaborators' discovery and development efforts associated with milestones and royalties;


    - our ability to enter into new agreements with collaborators or to extend the terms of our existing corporate collaboration agreements;


    - the timing of our satisfaction of all applicable regulatory requirements, if at all;


    - the rate of expansion of our internal research and development efforts and related expenses; and

    - general and industry specific economic conditions that may affect our collaborators' research and development expenditures.

IF OUR STRATEGIC DECISIONS DO NOT YIELD COMMERCIALLY VIABLE PRODUCTS, WE MAY NOT ACHIEVE PROFITABILITY.

    While we believe that our integrated drug discovery approach can be applied to many types of diseases, due to our limited financial and managerial resources, we have made strategic decisions to focus our current resources on six programs that address four specific diseases:

    - schizophrenia;

    - Alzheimer's disease;

    - chronic pain; and

    - glaucoma.

This decision requires us to forego potential opportunities with respect to other diseases. We may not successfully select diseases or those drug candidates with the most potential for commercial development. Our efforts may not produce viable commercial products and we may be precluded from other, more profitable opportunities.

ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THE BIOLOGICAL AND HAZARDOUS MATERIALS USED IN OUR BUSINESS COULD BE COSTLY AND DELAY OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our research and development activities involve the controlled use of potentially harmful hazardous materials, including biological materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant, and current or future environmental regulations may impair our research, development or production efforts.


CONSUMERS MAY SUE US FOR PRODUCT LIABILITY, WHICH COULD RESULT IN SUBSTANTIAL LIABILITIES THAT EXCEED OUR RESOURCES.



    Researching, developing and commercializing drug products entail significant product liability risks. Liability claims may arise from our and our collaborators use of products in clinical trials and the commercial sale of those products. Consumers may make these claims directly and our collaborators or others selling these products may seek contribution from us if they receive claims from consumers. We may be held liable if any drug we develop, or any drug which is developed with the use of any of our technologies, causes injury or is found otherwise unsuitable during testing, manufacturing, marketing or sale. We currently have no product liability insurance for clinical trials. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop. Our liability could exceed our total assets if we do not prevail in a lawsuit from any injury caused by our drug products.


WE MAY ENCOUNTER DIFFICULTIES MANAGING OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.


    We will need to expand and effectively manage our operations and facilities in order to successfully complete our existing collaborative agreements, facilitate additional collaborations and pursue future internal research, development and commercialization efforts. We increased the number of our employees from 69 at December 31, 1999 to 93 at December 31, 2000, and, based on the availability of funding, we expect to significantly increase our rate of growth to meet our strategic objectives. If we continue to grow, it is possible that the number and skills of management and scientific personnel, systems and facilities currently in place may not be adequate. Our ability to effectively manage our operations, growth, and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.


IF ETHICAL AND OTHER CONCERNS SURROUNDING THE USE OF GENETIC INFORMATION BECOME WIDESPREAD, WE MAY HAVE LESS DEMAND FOR OUR PRODUCTS.

    We have entered into a collaboration agreement designed to provide pharmacogenomic services to pharmaceutical companies using our integrated technology platform, including genetic testing. Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to selected conditions. Any of these scenarios could reduce the potential markets for our pharmacogenomic services.

WE FACE ADMINISTRATIVE CHALLENGES IN COORDINATING THE OPERATIONS OF OUR DANISH SUBSIDIARY AND OUR ACTIVITIES IN CALIFORNIA.


    Our subsidiary in Denmark, ACADIA Pharmaceuticals A/S, employs approximately 29% of our total personnel, and is engaged in research and development activities with primary responsibility for combinatorial, medicinal and analytical chemistry. Our principal executive offices, however, are located in California. The additional administrative expense required to monitor and coordinate activities in both Denmark and California could divert management resources from other important endeavors and, in turn, delay any development and commercialization efforts. In addition, currency fluctuations involving our Danish operations may cause foreign currency translation gains and losses. These exchange rate fluctuations could have a negative effect on our operations. We do not engage in currency hedging transactions.


                         RISKS RELATED TO THIS OFFERING


OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE BECAUSE WE ARE A GENOMICS-BASED DRUG DISCOVERY AND DEVELOPMENT COMPANY.


    The market prices for securities of biotechnology companies in general, and genomics companies specifically have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:


    - market conditions related to biotechnology and pharmaceutical industries, including companies focused on genomics, or the market in general;


    - announcements of technological innovations or new commercial products by our competitors or us;


    - developments concerning our proprietary rights, including patents;


    - developments concerning our collaborations;

    - publicity regarding actual or potential medical results relating to products under development by our competitors or us;


    - public concern as to genetic testing or the safety of drugs and drug delivery techniques; or



    - regulatory developments in the United States and foreign countries.



    In addition, the market price for securities of early-stage drug discovery companies has been particularly volatile. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become subject to this type of litigation in the future as a result of our likelihood to experience volatility in the market price of our common stock. Litigation of this type is often extremely expensive and diverts management's attention.


OUR MANAGEMENT HAS BROAD DISCRETION ON THE USE OF THE PROCEEDS FROM THIS OFFERING, AND WE MAY ALLOCATE THE PROCEEDS IN WAYS THAT YOU AND OTHER STOCKHOLDERS MAY NOT APPROVE.


    Our management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for corporate purposes that do not increase our profitability or our market value, or in ways with which our stockholders may not agree. We currently intend to use the proceeds of this offering and our existing cash balances to fund research and development expenses, capital expenditures, working capital and general corporate purposes. We may also use proceeds for acquisitions or investments in complementary businesses, technologies or products. Pending these expected uses, we will invest the proceeds of this offering in short-term investment grade interest-bearing securities that may lose value. Our management may allocate the net proceeds among these purposes as it determines necessary. In addition, market factors may require our management to allocate all or a portion of the net proceeds for other purposes. You may not agree with the manner in which our management ultimately uses the net proceeds of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the application of the net proceeds of this offering.


IF OUR OFFICERS, DIRECTORS AND LARGEST STOCKHOLDERS CHOOSE TO ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTERESTS AND NOT NECESSARILY THOSE OF OTHER STOCKHOLDERS.


    Following completion of this offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 62.3% of our common stock, based on their beneficial ownership at December 31, 2000. Accordingly, they collectively will have the ability to affect the election of all of our directors and to affect the outcome of most corporate actions requiring stockholder approval, such as amendments to our certificate of incorporation, going private transactions and other significant corporate events. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of control may depress our stock price.


THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE.


    Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering, or if developed, may not be maintained. If you purchase shares of our common stock in this offering, you will not pay a price that was established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. This price may not be indicative of prices that will prevail in the future in the trading market. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be:



    - estimates of our business potential and earnings prospects particularly in the areas of glaucoma, chronic pain, schizophrenia and Alzheimer's disease;


    - an assessment of our management; and


    - the consideration of the above factors in relation to market valuations of companies in genomics-based drug discovery and development related businesses.


    Due to the uncertainty in determining the initial public offering price and other risk factors described in this section, the market price of the common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above this price.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THE PUBLIC OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.


    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. After completion of this offering, we will have 15,783,382 outstanding shares of common stock.


    The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws and under agreements into which substantially all of our stockholders have entered with the underwriters or with us. The lockup agreements with the underwriters restrict those stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements.


    We intend to file a registration statement on Form S-8 covering an aggregate of 3,252,883 shares issuable upon exercise of options to purchase common stock and common stock reserved for issuance under our stock plans in connection with this offering.



ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE COMPLICATED AND THE REMOVAL AND REPLACEMENT OF OUR DIRECTORS AND MANAGEMENT MORE DIFFICULT.



    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:


    - establish that members of the board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least a majority of our capital stock;

    - authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt;

    - limit who may call a special meeting of stockholders;

    - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

    - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

    - provide for a board of directors with staggered terms.

    In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us.

THE PUBLIC OFFERING WILL CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO YOUR INVESTMENT.


    Purchasers in the public offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Because we expect the offering price to be substantially higher than the net tangible book value per share of the common stock, if you purchase shares in this offering, you will incur dilution in the net tangible book value per share of your shares of $8.42 based on an assumed initial public offering price of $14.00. In the past, we issued options and warrants to acquire capital stock at prices below the initial public offering price of common stock in this offering. As a result, there likely will be further dilution to investors upon exercise of these options and warrants.

                   NOTE REGARDING FORWARD LOOKING STATEMENTS

    This prospectus may contain forward looking statements. The forward looking statements are contained principally in the sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward looking statements. Forward looking statements include, but are not limited to statements about:

    - the progress of clinical trials involving our drug candidates;

    - the progress of our research and development programs;

    - the benefits to be derived from relationships with our collaborators;

    - the receipt of regulatory clearances and approvals;

    - our estimates of future revenue and profitability; and

    - our estimates regarding our capital requirements and our need for additional financing.

    In some cases, you can identify forward looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward looking statements represent our estimates and assumptions only as of the date of this prospectus.

    You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                USE OF PROCEEDS


    The proceeds from the sale of 5,000,000 shares of common stock we are offering are estimated to be approximately $64.0 million, or approximately $73.8 million if the underwriters' overallotment option is exercised in full, after deducting underwriting discounts and commissions and our estimated offering expenses and based on an assumed initial public offering price of $14.00 per share.



    We intend to use approximately $38 million of the net proceeds from this offering to fund research and development activities, including research expenses and preclinical and clinical development expenses associated with our internal drug discovery programs. We also intend to use approximately
$4 million of the net proceeds for capital expenditures. We expect to use the remaining net proceeds for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complimentary technologies; however, we have no present plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. Pending these uses, the proceeds of the offering will be invested in short-term investment grade interest bearing securities.



    The amounts and timing of our actual expenditures will depend significantly upon a number of factors, including the amount and timing of revenues from our current or future collaborations and the progress in, and costs of, our internal programs. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest bearing investment grade securities.


                                DIVIDEND POLICY

    We have never paid or declared cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization at December 31, 2000:



    - on an actual basis derived from our audited consolidated financial statements;


    - on a pro forma basis to give effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 8,625,920 shares of common stock; and


    - on a pro forma as adjusted basis to also give effect to the sale of 5,000,000 shares of common stock offered hereby at an assumed initial offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.


    You should read this table in conjunction with the consolidated financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.


                                                                         DECEMBER 31, 2000
                                                         -------------------------------------------------
                                                                                               PRO FORMA
                                                          ACTUAL           PRO FORMA          AS ADJUSTED
                                                         ---------         ----------         ------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Long-term obligations, less current portion............  $  5,789           $  5,789             $  5,789
                                                         --------           --------             --------
Convertible preferred stock, $0.01 par value:
  10,019,067 shares authorized, 8,625,920 shares issued
  and outstanding, actual; 5,000,000 shares authorized,
  no shares issued and outstanding, pro forma and pro
  forma as adjusted....................................    46,502                 --                   --
                                                         --------           --------             --------
Stockholders' equity (deficit):
  Common stock, $0.0001 par value: 14,218,712 shares
    authorized, 2,157,462 shares outstanding, actual;
    10,783,382 shares issued and outstanding, pro
    forma; 50,000,000 shares authorized, 15,783,382
    shares issued and outstanding, pro forma as
    adjusted...........................................        --                  1                    2
  Additional paid-in capital...........................     6,801             53,302              117,301
  Accumulated deficit..................................   (26,999)           (26,999)             (26,999)
  Unearned stock-based compensation....................    (2,616)            (2,616)              (2,616)
  Accumulated other comprehensive income...............       306                306                  306
                                                         --------           --------             --------
    Total stockholders' equity (deficit)...............   (22,508)            23,994               87,994
                                                         --------           --------             --------
      Total capitalization.............................  $ 29,783           $ 29,783             $ 93,783
                                                         ========           ========             ========



    The number of shares of common stock outstanding at December 31, 2000 does not include:


    - 237,257 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $12.00 per share;


    - 1,540,154 shares of common stock issuable upon exercise of options outstanding at December 31, 2000 at a weighted average exercise price of $0.81 per share; and



    - 762,729 shares available for future grant at December 31, 2000 under our 1997 stock option plan.



    From January 1, 2001 to January 31, 2001, we issued an aggregate of 170,494 shares upon the exercise of options at a weighted average price of $0.69 per share. In addition, from January 1, 2001 to January 31, 2001, we granted 151,000 options to purchase common stock at a weighted average exercise price of $2.00 per share.

                                    DILUTION


    Our pro forma net tangible book value at December 31, 2000 was $23,994,100 assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Net tangible book value per share is determined by dividing the net tangible book value, total tangible assets less total liabilities, by the number of outstanding shares of common stock at that date. Our pro forma net tangible book value at December 31, 2000 was approximately $2.23 per share of common stock. Without taking into account any other changes in pro forma net tangible book value other than the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share and, after deducting underwriting discounts and commissions and our estimated offering expenses, the pro forma as adjusted net tangible book value at December 31, 2000 would be $87,994,100, or $5.58 per share. Assuming the completion of this offering, there will be an immediate increase in net tangible book value to existing stockholders of $3.35 per share and an immediate dilution to new investors of $8.42 per share. The following table illustrates the per share dilution to new investors:



Assumed initial public offering price per share.............          $14.00
  Pro forma net tangible book value per share at
    December 31, 2000.......................................  $2.23
  Pro forma increase in net tangible book value per share
    attributable to new investors...........................   3.35
                                                              -----
Pro forma as adjusted net tangible book value per share,
  after offering............................................            5.58
                                                                      ------
Pro forma dilution per share to new investors...............          $ 8.42
                                                                      ======



    If the underwriters exercise their overallotment option in full, there will be an increase in pro forma net tangible book value to $3.68 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.09 to new investors.



    The following table summarizes on a pro forma basis at December 31, 2000 the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, assuming the conversion of all outstanding shares of preferred stock into shares of common stock:



                           SHARES PURCHASED           TOTAL CONSIDERATION
                         ---------------------      -----------------------      AVERAGE PRICE
                           NUMBER     PERCENT          AMOUNT      PERCENT         PER SHARE
                         ----------   --------      ------------   --------      -------------
Existing
  stockholders.........  10,783,382      68%        $ 49,129,100      41%           $ 4.56
New investors..........   5,000,000      32           70,000,000      59             14.00
                         ----------     ---         ------------     ---
    Total..............  15,783,382     100%        $119,129,100     100%
                         ==========     ===         ============     ===



    If the underwriters exercise their overallotment option in full, our existing stockholders would own 65% and our new investors would own 35% of the total number of shares of our common stock outstanding after this offering.



    At December 31, 2000, there were options outstanding to purchase a total of 1,540,154 shares of common stock at a weighted average exercise price of $0.81 per share and 762,729 shares were reserved for grant of future options under our 1997 stock option plan. In December 2000, our board of directors adopted our 2000 employee stock purchase plan, our 2000 equity incentive plan and our 2000 nonemployee directors' stock option plan, under which an aggregate of 950,000 additional shares were reserved for issuance. At December 31, 2000, there were warrants outstanding to purchase a total of 237,257 shares of common stock at an exercise price of $12.00 per share. To the extent that any of these options or warrants are exercised or any shares are issued under these plans, there will be further dilution to new investors.

    Assuming the exercise in full of all options and warrants outstanding and exercisable as of December 31, 2000, the average price per share paid by our existing stockholders would be reduced by $0.09 per share to $4.47 per share. After this offering, and assuming the exercise in full of all options and warrants outstanding and exercisable as of December 31, 2000, the pro forma net tangible book value as adjusted would be $5.46 per share, representing an immediate increase in net tangible book value of $3.23 per share to existing stockholders and an immediate dilution in net tangible book value of $8.54 per share to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


    The following data, insofar as it relates to each of the years 1996 through 2000, has been derived from audited annual financial statements, including the consolidated balance sheet at December 31, 1999 and 2000 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 2000 and related notes appearing elsewhere in this prospectus. You should read the following selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.



                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues
  Collaborative revenues--related party.....................  $    --    $   273    $ 1,300    $ 2,238    $  4,193
  Other research revenues...................................      438        562        119         --         119
                                                              -------    -------    -------    -------    --------
    Total revenues..........................................      438        835      1,419      2,238       4,312
                                                              -------    -------    -------    -------    --------
Operating expenses
  Research and development(1)...............................      421      2,295      5,856      7,625      10,538
  General and administrative(2).............................      206      1,771      2,487      2,458       5,043
                                                              -------    -------    -------    -------    --------
    Total operating expenses................................      627      4,066      8,343     10,083      15,581
                                                              -------    -------    -------    -------    --------
Loss from operations........................................     (189)    (3,231)    (6,924)    (7,845)    (11,269)
Interest income.............................................       --        283        689        751       1,516
Interest expense............................................       (3)       (34)      (168)      (351)       (441)
                                                              -------    -------    -------    -------    --------
Net loss....................................................  $  (192)   $(2,982)   $(6,403)   $(7,445)   $(10,194)
                                                              =======    =======    =======    =======    ========
Net loss per share, basic and diluted.......................  $ (0.13)   $ (1.74)   $ (3.12)   $ (3.57)   $  (4.76)
                                                              =======    =======    =======    =======    ========
Weighted average shares used in computing net loss per
  share, basic and diluted(3)...............................    1,523      1,712      2,049      2,087       2,139
                                                              =======    =======    =======    =======    ========
Pro forma net loss per share, basic and diluted.............                                   $ (0.96)   $  (1.05)
                                                                                               =======    ========
Weighted average shares used in computing pro forma net loss
  per share, basic and diluted(3)...........................                                     7,780       9,715
                                                                                               =======    ========



                                                                                                 DECEMBER 31, 2000
                                                               DECEMBER 31,                  -------------------------
                                                 -----------------------------------------                PRO FORMA
                                                   1996       1997       1998       1999      ACTUAL    AS ADJUSTED(4)
                                                 --------   --------   --------   --------   --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and investment
  securities...................................  $      5   $ 12,418   $ 17,577   $ 12,209   $ 28,896      $ 92,896
Working capital (deficit)......................      (329)    11,765     16,939     10,788     25,330        89,330
Total assets...................................       223     14,705     21,063     15,518     34,113        98,113
Long-term debt, less current portion...........        76      1,177      3,367      4,432      5,789         5,789
Convertible preferred stock....................        --     14,512     24,665     24,665     46,502            --
Total stockholders' equity (deficit)...........      (244)    (1,989)    (8,414)   (15,437)   (22,508)       87,994


------------------------------


(1) Includes stock-based compensation of $3, $100 and $810 for the years ended December 31, 1998, 1999 and 2000, respectively.



(2) Includes stock-based compensation of $49, $6 and $2,044 for the years ended December 31, 1998, 1999 and 2000, respectively.


(3) Please see Note 2 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.


(4) The pro forma as adjusted information in the table reflects the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock and reflects the sale of 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. OUR DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES AND INTENTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN ANY FORWARD LOOKING STATEMENTS. SEE "NOTE REGARDING FORWARD LOOKING STATEMENTS." FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE BUT ARE NOT LIMITED TO THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We were incorporated in 1993 and have devoted substantially all of our resources since that time to the development of an integrated technology platform and the discovery of novel small molecule drug candidates. We have not been profitable and we have incurred substantial operating losses since inception due in large part to expenditures related to our research and development activities. At December 31, 2000, we had incurred an accumulated deficit of $27.0 million. We expect to incur substantial increases in our expenditures and operating losses for at least the next several years and until we generate sufficient revenue to offset expenses. Research and development costs will continue to increase as we seek to discover and develop a sustainable pipeline of drug candidates and expand and maintain our integrated technology platform. Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. Due to the possibility of fluctuations in our revenue and expenses, we believe that the period to period comparisons of our operating results are not a good indication of our future performance.



    Our income to date has been generated substantially from research and milestone payments from our collaborative agreements, interest income and governmental grants. A major component of our business strategy is to enter into collaborations with pharmaceutical and biotechnology companies in order to leverage the research, development and commercial resources of our collaborators to establish a pipeline of drug discovery programs and to commercialize our drug candidates. Currently, our revenues are derived primarily from two collaborative agreements with Allergan. These collaborations provide for the payment of research funding to us on a quarterly basis through July 2001 and September 2002, respectively, and are subject to rights of early termination. We expect our sources of revenues for the next several years to consist of payments under our current and future collaborations. We expect that our collaboration agreements typically will provide for the following potential sources of revenues:


    - upfront payments upon entering into the agreements;

    - research funding throughout the term of the agreements;

    - milestone payments contingent upon achievement of agreed upon objectives; and

    - royalties upon the commercialization of products.


    Revenues from upfront payments are recognized ratably over the term of the agreements. Revenues from research funding are recognized when the related research activities are performed. Revenues from milestone payments are recognized when the milestone is achieved. However, milestone payments that require future performance are deferred and recognized as revenue over the term of the agreement as the related activities are performed. Amounts received under the agreements are nonrefundable even if the research activities are not successful.

    Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs and costs for equipment and laboratory supplies. Our general and administrative expenses consist primarily of personnel-related expenses for finance, business development and general management, as well as professional fees, such as expenses for legal and accounting services.

    Our discovery programs are at an early stage of development and we are dependent on securing additional funding from the sale of equity securities and from both current and new collaborations to meet our future funding requirements. Another component of our business strategy is to manage our financial resources and level of investment in drug discovery programs to balance our proprietary efforts and activities under collaborations. As part of this strategy, we are planning to make significant investments in our own research and development programs, which will require us to obtain additional financial resources. In particular, we intend to develop some of our own drug candidates through the early stages of clinical development prior to entering into licensing and development agreements with collaborators in return for a greater share of the revenues derived from the resulting products. This strategy will require us to obtain additional financial resources and invest more fully in our own programs. If adequate funds are not available or are not available on acceptable terms, our ability to further develop our drug candidates and fund our operations could be significantly limited.

RESULTS OF OPERATIONS


    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



    Revenues increased to $4.3 million for the year ended December 31, 2000 from $2.2 million in 1999 and $1.4 million in 1998. The increase in revenues during 2000 relative to 1999 was primarily due to $1.1 million in increased revenues recognized under our second collaboration agreement with Allergan, which commenced in July 1999, $854,000 in increased revenues, largely consisting of milestone payments, under our first collaboration with Allergan, and funding from a governmental grant. The increase in revenues during 1999 relative to 1998 was primarily due to an increase in revenues recognized under our second collaboration agreement with Allergan. Our two collaboration agreements with Allergan accounted for substantially all of our revenues during these periods.



    Research and development expenses increased to $10.5 million for the year ended December 31, 2000 from $7.6 million in 1999 and $5.9 million in 1998, including stock-based compensation expense of $810,000, $100,000 and $3,000, respectively. This increase, other than stock-based compensation expenses, reflects increased costs associated with expansion of our research and discovery organization and related activities. The increase in research and development expenses during 2000 relative to 1999 was primarily due to $850,000 in increased expenditures for laboratory supplies, $817,000 in increased personnel-related expenses, and additional costs for equipment, facilities and other expenses. The increase in research and development expenses during 1999 relative to 1998 was primarily due to $850,000 in increased personnel-related expenses, $261,000 in increased expenditures for laboratory supplies, and additional costs for equipment, facilities and other expenses. We anticipate substantial increases in research and development expenses in future periods related to further expansion of our research and discovery organization and increased preclinical and clinical expenses associated with our drug candidates.



    General and administrative expenses totaled $5.0 million for the year ended December 31, 2000 and $2.5 million for the years ended December 31, 1999 and 1998, including stock-based compensation expense of $2.0 million, $6,000 and $49,000, respectively. This increase, other than stock-based compensation expenses, during 2000 relative to 1999, primarily reflects personnel-related expenses from the expansion of our administrative organization to support increased research and development efforts, and expanded business development activities. General and administrative expenses, other than stock-based compensation, were relatively consistent during 1999 and 1998. We anticipate increases in general and administrative expenses in future periods as we expand our administrative organization to support the continued growth of our research organization, and incur additional costs associated with operating as a public company and with increased business development activities.



    Stock-based compensation expense increased to $2.9 million for the year ended December 31, 2000 from $106,000 in 1999 and $52,000 in 1998. This increase resulted from the amortization of deferred stock-based compensation, compensation expense resulting from the modification of the terms of an option grant, and compensation expense from the valuation of options granted to consultants. During the years ended December 31, 2000 and 1999, we recorded deferred stock-based compensation totaling $2.9 million and $470,000, respectively, in connection with the grant of stock options to employees. This amount has been reflected as a component of stockholders' equity (deficit) and will be amortized to operations over the vesting period of the options, generally four years. The estimated remaining unearned stock-based compensation of $2.6 million at December 31, 2000 will be recognized as expense in future years as follows: $1.4 million in 2001, $726,000 in 2002, $344,000 in 2003 and
$114,000 in 2004. We anticipate that additional deferred stock-based compensation will be recorded for options granted after December 31, 2000, including approximately $1.3 million for options granted in January 2001. This $1.3 million amount will be recognized as expense as follows: $690,000 in 2001, $359,000 in 2002, $193,000 in 2003 and $83,000 in 2004.



    Interest income increased to $1.5 million for the year ended December 31, 2000 from $751,000 in 1999 and $689,000 in 1998. This increase is primarily attributable to higher average levels of cash and investment securities. Interest expense increased to $441,000 for the year ended December 31, 2000 from $351,000 in 1999 and $168,000 in 1998. This increase is primarily due to increased borrowings under our loan agreements.


LIQUIDITY AND CAPITAL RESOURCES


    Since inception, we have funded our operations primarily through private placements of our preferred stock, payments under our collaborative agreements, debt financing and interest income. At December 31, 2000, we had received
$47.9 million in net proceeds from the sales of equity securities, including $6.0 million from one of our collaborators, $9.3 million in payments from collaborative agreements, $8.0 million in debt financing and $3.2 million in interest income.



    At December 31, 2000, we had approximately $28.9 million in cash, cash equivalents and investment securities compared to $12.2 million at December 31, 1999. This increase in cash balances was largely attributable to net proceeds of $21.8 million from the issuance of Series E preferred stock during the second quarter of 2000, offset by $4.9 million in cash used in operating activities for the year ended December 31, 2000. We have invested a substantial portion of our available cash funds in investment securities consisting of high quality debt instruments of financial institutions and corporations and U.S. Government securities.



    At December 31, 2000, we had purchased $6.4 million in property and equipment. Since inception, we have financed approximately $2.2 million of our property and equipment acquisitions through equipment financing agreements.



    Net cash provided by financing activities totaled $23.8 million for the year ended December 31, 2000 compared to $1.8 million for the year ended
December 31, 1999. This increase was primarily due to net proceeds of $21.8 million from the issuance of Series E preferred stock and increased proceeds from the issuance of debt, net of repayments during 2000. At
December 31, 2000, we had $5.4 million, including accrued interest, outstanding under a loan agreement with The Vaekstfonden (The Danish Fund for Industrial Growth). This loan provides funding on a quarterly basis over the term of a research project up to a maximum commitment of approximately 45 million Danish kroner, or approximately $5.6 million. The loan accrues interest at 7.7% per annum and principal and interest are payable in quarterly installments over a five year period. The payments are based on a percentage of estimated revenues that could potentially be generated from the project. Should actual revenues fail to materialize or fall short of projections, the loan may be forgiven or the repayment terms revised at the discretion of The Vaekstfondon.



    At December 31, 2000, we had $1.7 million in outstanding borrowings under two equipment financing agreements which are secured by the related equipment. Outstanding balances under these agreements bear interest in the range of 9.9% to 12.6% per annum and are due in monthly installments over a three to four year period. At December 31, 2000, we had $1.0 million available under equipment financing agreements, subject to compliance with specified financial covenants and conditions. We also have commitments under operating leases for our facilities and certain equipment requiring future payments totaling
$4.6 million through 2005.



    We believe our existing cash resources plus the proceeds of this offering and anticipated proceeds from existing corporate collaborations will be sufficient to fund our anticipated cash requirements through 2002. We plan to use approximately $38 million of the net proceeds from this offering to fund research and development activities, including research expenses and preclinical and clinical development expenses associated with our internal drug discovery programs. We also intend to use approximately $4 million of the net proceeds for capital expenditures. We expect to use the remaining net proceeds for working capital and general corporate purposes. The amounts and timing of our actual expenditures will depend significantly on many factors, including the amount and timing of revenues from our current or future collaborations and the progress in, and the costs of, our internal programs.



    We expect to raise substantial additional capital to fund our operations for periods after 2002, and may seek additional funding sooner than needed if available on favorable terms. Our future capital requirements will depend on many factors including:


    - progress in, and the costs of, our research and development programs;

    - the scope, prioritization and number of programs;

    - the progress of preclinical and clinical testing;

    - our ability to enter into additional collaborations;

    - the modification or termination of any of our current or future collaborations;

    - the time and costs involved in obtaining regulatory approvals; and

    - the costs involved in obtaining, enforcing and defending patent and other intellectual property rights.

    We intend to seek additional funding through collaborative and licensing agreements, public or private equity or debt financing, or other financing sources that may be available. We cannot assure you that additional financing or collaborative and licensing agreements will be available when needed or that, if available, this financing will be obtained on terms favorable to us or our stockholders. If additional funds are raised through the sale of equity securities, substantial dilution to existing stockholders may result. If adequate funds are not available, we may be required to delay, or reduce the scope of, or eliminate some or all of our research and development programs or to relinquish rights to drug candidates at an earlier stage of development or on less favorable terms than we would otherwise choose to do. Our failure to obtain capital when needed could have a material adverse effect on our business, financial condition and results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. The objective of SAB 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. We have adopted SAB 101 for all periods presented.

    We expect to adopt Statement of Financial Accounting Standards No. 133, or SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, effective January 1, 2001. SFAS 133 will require us to recognize all derivatives on the balance sheet at fair value. We do not anticipate that the adoption of SFAS 133 will have a significant effect on our results of operations or financial position.


    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, ACCOUNTING FOR CERTAIN TRANSACTION INVOLVING STOCK COMPENSATION. We adopted FIN 44 effective July 1, 2000 with respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Our adoption of FIN 44 had no material impact on our financial statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    INTEREST RATE RISK


    We invest our excess cash in investment grade, interest bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality debt instruments of financial institutions and corporations and U.S. government securities with maturities of less than two years. If a 10% change in interest rates were to have occurred on December 31, 2000, this change would not have had a material effect on the fair value of our investment portfolio as of that date.


    FOREIGN CURRENCY RISK

    We have a wholly owned subsidiary in Denmark, ACADIA Pharmaceuticals A/S, which exposes us to foreign exchange risk. The functional currency of our subsidiary is the Danish local currency. Accordingly, all assets and liabilities of our subsidiary are translated at the current exchange rate at the balance sheet date. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of our stockholders' equity (deficit). Other foreign currency transaction gains and losses are included in our results of operations and, to-date, have not been significant. We have not hedged exposures denominated in foreign currencies or any other derivative financial instrument.

                                    BUSINESS

OVERVIEW

    We are a genomics-based drug discovery and development company that efficiently identifies target-specific small molecule drug candidates using our integrated technology platform. Our proprietary approach integrates genomics, chemistry and biology to rapidly identify and validate drug targets and discover chemistries specific to those targets. We have successfully applied our approach to generate a drug discovery pipeline that currently includes six advanced programs as well as a number of earlier stage research projects. We have rapidly advanced two of these programs to development with a collaborator. The first drug candidate, for glaucoma treatment, is undergoing a Phase I/IIa clinical trial. The second drug candidate has been nominated for development as a novel treatment for chronic pain. We also have four additional drug candidates in late-stage preclinical testing. We focus on major diseases that represent some of the largest pharmaceutical markets in the world, including schizophrenia, Alzheimer's disease, chronic pain and glaucoma.

BACKGROUND ON DRUG DISCOVERY


    The drug discovery process is complex and involves multiple steps. Currently, researchers discover many drugs through screening large numbers of chemical structures, or compounds, for a chosen disease target. Drugs are natural or synthetic compounds that interact with a target molecule, normally a protein, either to induce or to inhibit that molecule's function within the human body. The key steps in the discovery of a compound for further development as a drug candidate typically include:


    - identification of a suitable drug target, or target validation;

    - discovery of a lead compound;

    - optimizing the properties of the lead compound; and

    - preclinical testing and development of the lead compound.


    Recent advances in genomics research have led to the identification of a large number of genes, which represent potential targets for therapeutic intervention. As with genomic initiatives, researchers have made major advances in chemistry techniques useful in the drug discovery process, including combinatorial chemistry. As a result, many pharmaceutical and biotechnology companies now have access to large collections of diverse chemical structures, referred to as libraries, which may include synthetic compounds and natural product extracts. Researchers have also made major advances in the technologies available for screening libraries to identify compounds that interact with a given drug target.


CURRENT LIMITATIONS OF DRUG DISCOVERY AND GENOMICS

    Recent advances in genomics have the potential to significantly improve the drug discovery process. As genomics efforts continue to identify new genes, however, researchers face a major challenge in understanding the functional and clinical relevance of this increasing wealth of genetic information. These developments have not enabled the rapid identification of ideal drug targets, because the gene sequence data by itself provides only limited information, if any, about a gene's relationship to a specific disease. The following limitations exist in the current process of moving from a gene to a drug:

    - Slow and cumbersome process--Identification of gene function is inefficient and time consuming.

    - Poor target selection--The inability to look broadly and functionally at targets often leads to the selection of inappropriate drug targets.

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
    - Nonselective drugs--Difficulties exist in finding highly selective chemistries for the appropriate target; therefore many resulting drugs are nonspecific in their action.

    The selection of targets for drug discovery and the identification of specific lead chemistries have historically been inefficient processes. Even after advances in genomics and chemistry, these two aspects of drug discovery continue to represent critical bottlenecks that significantly limit the efficiency and productivity of current discovery efforts. Inappropriate drug targets combined with nonselective chemistries often lead to low success rates and drugs with suboptimal clinical profiles, including poor efficacy and side effects.

OUR SOLUTION

    We have developed a drug discovery approach based on our integrated technology platform that combines genomics, chemistry and biology to both validate drug targets and discover novel chemistries specific to those targets. Our technology platform efficiently and productively links diverse genomic and chemical information. This platform may be used to identify and validate individual gene products as novel disease targeting mechanisms. Our technology platform may also be used to discover novel small molecule drug candidates that selectively target these individual gene products.


    We have established drug discovery and technical expertise in the areas of genomics, functional genomics, molecular biology, ultra high throughput screening, molecular and behavioral pharmacology, and combinatorial, medicinal and analytical chemistry. We have assembled a large and diverse compound library and have developed more than 250 functional assays for key genomic targets. We have discovered novel specific chemistries in over 200 structural classes for 35 genomic targets. We also apply our technology to the study of individual genetic variation in the responses of patients to drugs, known as pharmacogenomics. In addition to our internal capabilities, we collaborate with world renowned scientists, clinicians and academic institutions. We believe that our discovery expertise combined with our technology platform creates a highly efficient and productive drug discovery process that we are able to use to discover superior drug candidates more efficiently than traditional approaches. We believe that our technology platform provides the following benefits:


    - Productive and efficient drug discovery--Since 1997, we have generated six advanced drug discovery programs, two of which are now in development.


    - Effective target validation--We identify the therapeutic relevance of genomic targets using our proprietary assay technology, R-SAT, to functionally link genomic and chemical information. Using our approach, we have validated targets for all six of our programs.



    - Target-specific drugs--Using our compound library and our proprietary combinatorial chemistries, we can identify specific chemistries for our validated targets, and thereby achieve therapeutic benefits with minimal or no side effects.



    - Broad applicability--We apply our technology platform over a wide range of potential drug targets to address several therapeutic areas. Our efforts address many diverse classes of potential targets, including the largest class of current drug targets, the G-protein coupled receptors, or GPCRs.

OUR DRUG DISCOVERY APPROACH

    KEY COMPONENTS OF OUR PLATFORM TECHNOLOGY


    We have based our drug discovery approach on our integrated technology platform. This approach validates novel genomic targets while simultaneously identifying specific chemistries for those targets. Our proprietary platform consists of four key elements:


    - R-SAT FUNCTIONAL ASSAY PLATFORM. Our proprietary Receptor Selection and Amplification Technology, which we refer to as R-SAT, is the foundation of our integrated technology platform. R-SAT is a functional cell-based chemical compound testing system that we have broadly applied to measure the ability of compounds to alter cellular function. Our studies have shown that the results are predictive of the clinical activities of drugs. This technology is scaleable and we have integrated it into an industrial process for the analysis of diverse compound libraries.

    - GENOMIC TARGETS. We have developed what we believe is one of the most comprehensive sets of functional genomic assays, encompassing more than 250 genomic targets. We have prioritized the discovery and testing of genomic targets to those targets that we believe are most likely to interact with small organic molecules.

    - DIVERSE COMPOUND LIBRARY. We have a large and diverse compound library, which we use as a resource to search for novel structure-activity relationships, which are the relationships between chemical structure and pharmacological activity. This library consists of over 700,000 small organic compounds that have been characterized and quality controlled for purity and drug-like characteristics.

    - REFERENCE DRUGS. We have assembled a collection of over 1,000 compounds, primarily consisting of currently and formerly marketed drugs, and drugs that failed in clinical trials, each with known effects or side effects on the central nervous system. Our reference drugs, when combined with R-SAT and the genomic targets, provide an important resource to link clinical and physiological effects of drugs with genomic targets.

                                     CHART

    [Depiction of ACADIA's Technology: Three boxes with a single circle overlaid on each are vertically stacked to the left of a large triangle that points to two boxes on the right. The top box of the three is captioned "Diverse Compound Library" and its overlaid circle depicts chemical structures. The middle box is captioned "Genomic Targets" and its overlaid circle depicts a strand of DNA. The bottom circle is captioned "Reference Drugs" and its overlaid circle depicts a chemical structure. The triangle is captioned "R-SAT." The top of the two boxes is captioned "Validated Targets" and the bottom box is captioned "Target-Specific Chemistries." Beneath and spanning the length of these figures is a bracket pointing down to the text "Technology Platform."]

    HOW WE USE OUR TECHNOLOGY


    To validate novel targets and find target-specific chemistries, we can apply our discovery approach in either of two complementary ways: an evidence-based approach or a chemistry-based approach. With the evidence-based approach, we match the effects of reference drugs on genomic targets using R-SAT to better understand the clinical relevance of a genomic target. Our evidence-based approach relies on the fact that most currently marketed drugs are not completely target-specific and interact with a variety of gene products to cause side effects. A thorough understanding of an established drug's multiple target interactions coupled with knowledge about the clinical experience related to its use in patients allows us to reach conclusions regarding the mechanism of action underlying its clinical efficacy, as well as the targets responsible for side effects. As a result, we can differentiate between the therapeutic targets and those targets that are associated with side effects.


    Our second approach, the chemistry-based approach, uses high throughput screening of compound libraries with detailed pharmacologic profiling of the active chemistries using R-SAT. This process enables us to discover novel proprietary chemistries that selectively target individual gene products and use these as critical tools to determine the therapeutic potential of these targets. We believe that our discovery expertise combined with our integrated technology platform creates a highly efficient and productive drug discovery process that allows us to discover superior drug candidates more efficiently than traditional approaches.

OUR PROGRAMS

    We have used our integrated technology platform to generate a drug discovery pipeline that currently includes six advanced programs. Our programs address major diseases that are not well served by currently available therapies and that represent significant commercial markets. We believe that these disease areas are well suited to genomic approaches and that our drug candidates provide the potential for improved therapeutic profiles relative to existing therapies. The following table summarizes key information for our gene product specific drug candidates.

                                                                                               COMMERCIAL
PROGRAM                           STATUS                  OUR KEY ACHIEVEMENTS                   RIGHTS
-------                       ---------------  -------------------------------------------   --------------
GLAUCOMA
  adrenergic agonist          Phase I/IIa      Identified and validated a specific             Allergan(A)
  (AGN 195795)                Clinical Trial   adrenergic target that affects intraocular
                                               pressure.
                                               Discovered a specific drug candidate that
                                               demonstrates a superior therapeutic profile
                                               in animal models relative to current
                                               adrenergic therapies.
  muscarinic agonist          Preclinical      Identified and validated a specific             Allergan(B)
                                               muscarinic target that affects intraocular
                                               pressure.
                                               Discovered a specific drug candidate that
                                               demonstrates a superior therapeutic profile
                                               in animal models relative to current
                                               muscarinic therapies.
CHRONIC PAIN
  GPCR agonist                Development      Identified and validated a specific GPCR as     Allergan(A)
  (AGN 197075)                Candidate        a target for the treatment of chronic pain.
                                               Discovered a drug candidate that was shown
                                               to be highly efficacious when administered
                                               orally in animal models, and does not
                                               exhibit the side effects common to pain
                                               drugs.
SCHIZOPHRENIA
  m1 muscarinic agonist/      Preclinical      Discovered specific drug candidates with a        ACADIA
  dopamine D(2) antagonist                     dual mechanism of action that demonstrate
                                               activity when administered orally in animal
                                               models of psychosis.
  5-HT(2A) inverse agonist    Preclinical      Identified and validated 5-HT(2A) inverse         ACADIA
                                               agonism as a therapeutic targeting
                                               mechanism for antipsychotic drugs.
                                               Discovered specific drug candidates with
                                               activity in animal models of psychosis.
ALZHEIMER'S DISEASE
  m1 muscarinic agonist       Preclinical      Discovered specific drug candidates with          ACADIA
                                               activity in animal models of psychotic
                                               symptoms associated with Alzheimer's
                                               disease.

--------------------------


    "muscarinic" and "adrenergic" each refer to members of two distinct receptor families.



    "agonist" means that a drug is able to activate a receptor.



    "inverse agonist" means that a drug is able to directly inhibit receptor function.



    "antagonist" means that a drug is able to block the effect of an agonist on a receptor.



    "Phase I/IIa Clinical Trial" means that our collaborator is conducting a clinical trial designed to provide information on safety and preliminary efficacy in groups of patients following an investigational new drug, or IND application, becoming effective.


    "Development Candidate" means that our collaborator has nominated a drug candidate for development and is performing toxicology, manufacturing and/or other studies designed to compile data necessary for submission of an IND application to the FDA.


    "Preclinical" means that drug candidates have been discovered and are active in relevant animal models; these drug candidates meet specified criteria and are undergoing further testing designed to enable the selection of a Development Candidate for clinical testing.


    "Allergan(A)" indicates that the commercialization of this program is governed by the terms of our September 1997 Collaboration Agreement with Allergan, Inc. discussed under "--Collaboration Agreements."

    "Allergan(B)" indicates that the commercialization of this program is governed by the terms of our July 1999 License and Collaboration Agreement with Allergan, Inc. described under "--Collaboration Agreements."

GLAUCOMA

    Glaucoma is an eye disease that is associated with the degeneration of the optic nerve. An important factor related to glaucoma is increased fluid pressure within the eye, or intraocular pressure. Initially, glaucoma causes blind spots in the visual field and, if left untreated, can result in blindness. In fact, glaucoma is the second leading cause of blindness. According to the Glaucoma Research Foundation, an estimated 3 million people in the United States and 67 million people worldwide have glaucoma. In 1999, global sales for glaucoma therapeutics totaled $1.8 billion. It is expected that global sales of glaucoma therapeutics will increase significantly as awareness and diagnoses increase and the general population ages. Currently, physicians treat glaucoma with multiple classes of therapeutics to optimize therapy and minimize side effects. Therefore, we believe significant market demand exists for a novel glaucoma therapeutic that offers superior efficacy with minimal side effects.

    We have two programs in glaucoma and have formed two collaborations with Allergan, Inc. to develop and commercialize drug candidates from these programs. These drug candidates address different but complementary therapeutic mechanisms and we believe that they provide potential advantages as compared to current therapies.


    SPECIFIC ADRENERGIC AGONIST: Adrenergic agonists reduce intraocular pressure and may have neuroprotective effects on the optic nerve. In collaboration with Allergan, we have identified and validated a specific adrenergic gene product that affects the lowering of intraocular pressure and have discovered a development candidate, AGN 195795, that selectively activates this gene product. In a pivotal primate model of glaucoma, our drug candidate demonstrated effects indicative of clinical efficacy. In addition, studies in other animal models suggest absence of activities indicative of side effects commonly produced by nonselective adrenergic drugs such as sedation and cardiovascular side effects. AGN 195795 has a preclinical profile that is superior to that of currently used adrenergic drugs, suggesting that it may offer potential advantages to patients. The IND application for AGN 195795 has become effective and a Phase I/IIa placebo controlled, multicenter clinical trial using different dosing regimens has begun at major medical centers in the United States. We anticipate that the analysis from this Phase I/IIa clinical trial will be completed in the second half of 2001.



    GENE PRODUCT SPECIFIC MUSCARINIC AGONIST: Specific muscarinic agonists are designed to treat glaucoma by increasing the outflow of ocular fluid, thereby reducing the intraocular pressure. We have identified a specific muscarinic gene product that affects the lowering of intraocular pressure and have discovered lead compounds that selectively activate this gene product. In a pivotal primate model of glaucoma, our drug candidates demonstrate efficacy and a long duration of action, without visual disturbances including pupil contraction. Pupil contraction, which can cause night blindness and other side effects, is believed to be linked to the nonselective action of the drug pilocarpine on muscarinic receptors. The long duration of action and the favorable preclinical side effect profile of our target-specific muscarinic agonist indicates therapeutic benefits as compared to the nonselective drug pilocarpine. Several drug candidates are undergoing further preclinical testing in pivotal animal models designed to allow Allergan to select a development candidate.


CHRONIC PAIN

    Pain can be classified in terms of its duration as either acute or chronic. Chronic pain typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain, neuropathic pain and pain resulting from bone cancer or advanced arthritis. Neuropathic pain, a specific type of pain caused by injury to the nerves that sense pain, is a common and growing subset of pain. Common causes include diabetes, HIV and nerve damage. Patients with chronic pain commonly suffer from both the state of physical pain as well as a general decline in the quality of life.

    The worldwide market for pain drugs totaled over $16 billion in 1997. In the United States and Western Europe the corresponding market for pain drugs totaled nearly $12 billion. The U.S. market for prescription pain drugs has grown by approximately 15% per year during the past five years due to a number of factors.

    The traditional method of treating chronic pain is through opioid painkillers. Although there has been little innovation in the area of opioid painkillers, sales in the United States were approximately $2.5 billion in 1999. Despite widespread clinical use of opioids, such as morphine, pain management remains less than optimal. Opioid painkillers have significant adverse side effects that limit their usefulness, including respiratory depression, nausea, vomiting, dizziness, sedation, mental clouding, constipation, urinary retention and severe itching. In addition, chronic use of opioid painkillers can lead to the need for increasing dosage, and potentially, addiction.

    The most common treatments for neuropathic pain are Neurontin, a seizure medication, and antidepressants. Neurontin, in spite of being relatively ineffective, had sales of approximately $900 million in 1999.


    SPECIFIC GPCR AGONIST: In collaboration with Allergan, we have identified and validated a specific GPCR as a target for chronic pain. We discovered a novel lead chemistry by ultra high throughput screening of our diverse compound library. Subsequent lead optimization resulted in the discovery of AGN 197075, a small molecule drug that selectively activates this gene product. AGN 197075 was shown to be highly efficacious when administered orally in relevant animal models of pain, suggesting that it may offer potential as a new therapy for chronic pain. In preclinical testing, AGN 197075 did not exhibit common side effects of pain drugs, including sedation and cardiovascular, respiratory and gastrointestinal effects. Allergan has nominated this drug candidate for development and is conducting toxicology, manufacturing and other studies designed to compile data necessary for submission of an IND application to the FDA.


SCHIZOPHRENIA

    Schizophrenia is a common form of psychotic illness characterized by disturbances in thinking, emotional reaction and behavior. It is one of the most debilitating mental illnesses known and often requires patients to be under medical care for their entire lives. According to the National Institutes of Health, about 2.7 million people in the United States suffer from schizophrenia, with approximately 300,000 new cases diagnosed each year. Worldwide sales of antipsychotics totaled approximately $3.7 billion in 1999. Annual direct and indirect healthcare costs for schizophrenia are approximately $45 billion in the U.S. and over $100 billion worldwide. Traditional antipsychotic medications fail to treat both cognitive and emotional symptoms and are often associated with severe dose limiting side effects. While the more recently developed atypical antipsychotic drugs exhibit fewer side effects, these drugs are far from optimal. We believe that a significant market opportunity exists for new therapeutics that have improved efficacy, reduced side effects and activity in refractory patients.

    We have established two internal programs in schizophrenia, which provide us with multiple drug targets that address different therapeutic mechanisms and disease populations. We believe that our drug candidates provide potential advantages compared to current therapies. We are also complementing these programs through pharmacogenomic studies of schizophrenia patients.


    SPECIFIC M1 MUSCARINIC AGONIST/DOPAMINE D(2) ANTAGONISTS: Our studies suggest that the combination of m1 agonism and D(2) antagonism may provide clinical benefits, and that m1 agonism has the potential to mitigate some of the cognitive side effects of the typical antipsychotics that are currently marketed. Drug candidates from this program are designed to target patients responding to traditional antipsychotic agents. Our discovery efforts have identified compounds that uniquely combine dopamine D(2) antagonism and m1 muscarinic agonism. Subsequent lead optimization resulted in the discovery of gene product specific drug candidates that were selected for preclinical testing. These drug candidates demonstrate activity in animal models of schizophrenia, favorable pharmacokinetic, or drug-like, properties and activity when taken orally. We are currently testing selected drug candidates in animal models in order to select a development candidate.



    SPECIFIC 5-HT(2A) INVERSE AGONISTS: In contrast to currently marketed antipsychotic drugs, selective 5-HT(2A) inverse agonists do not interact with dopamine D(2) or other receptors believed to be responsible for side effects such as motor disorders and obesity. We believe these drug candidates will target patients not responding, or responding unfavorably, to traditional antipsychotic agents. Our discovery efforts have identified and validated inverse agonism of the 5-HT(2A) receptor as a targeting mechanism that is shared by most of the currently marketed antipsychotic drugs. We have also discovered that these drugs have many other activities that may contribute to their clinical profiles. For example, the typical antipsychotics also have higher potency as dopamine D(2) receptor antagonists, while the newer atypical antipsychotics are more potent as 5-HT(2A) inverse agonists. Employing ultra high throughput screening, we identified novel, proprietary chemistries that are potent and have selectivity as 5-HT(2A) inverse agonists. From these chemistries, our discovery efforts have identified gene product specific drug candidates that were selected for preclinical testing. These drug candidates are potent in animal models of schizophrenia. Hence, we believe that our 5-HT(2A) inverse agonists will exhibit clinical efficacy with fewer side effects than current antipsychotics. We are currently testing selected drug candidates in animal models in order to select a development candidate.


    PHARMACOGENOMIC STUDIES OF ANTIPSYCHOTICS: In collaboration with scientists at the Karolinska Institute, we are studying the relationship between the genomic targets and clinical outcomes in individual schizophrenia patients. There are several different patient groups that suffer from schizophrenia. One way to differentiate these patient groups is to classify them according to their responsiveness to different types of drugs. Some schizophrenic patients respond well to treatment with haloperidol and similar typical antipsychotics whereas others do not respond to those drugs but do respond to treatment with atypical drugs such as clozapine. We are focusing our initial studies on these two well defined groups of patients. These studies are expected to provide insight into the relative clinical roles of selected targets for different classes of antipsychotic drugs, and how these genomic targets vary in patient populations. Results from these studies will provide information that may be relevant to both of our schizophrenia programs, and the selection of patients for future clinical trials.

ALZHEIMER'S DISEASE


    Alzheimer's disease is the most common cause of dementia in older people. Alzheimer's disease is a progressively debilitating disease and its prevalence is increasing significantly as a function of the aging population. An estimated 4 million people in the U.S. over the age of 65 suffer from Alzheimer's disease. Prevalence rates rise from 3% at age 65 to 47% by age 85. By various mechanisms, Alzheimer's disease causes the death of nerve cells within the brains of afflicted patients, resulting in impaired cognitive function and significant changes in mood and behavior. Currently available drugs to treat Alzheimer's disease attempt to substitute for the cholinergic deficit in this disease by inhibiting the enzyme acetylcholinesterase. Because acetylcholinesterase inhibitors indirectly activate all muscarinic receptors, these treatments often lead to dose limiting cardiovascular and gastrointestinal side effects, which may cause some patients to reduce or discontinue use of the drugs. Even with these limitations, these drugs had sales of $600 million in 1999.


    One muscarinic receptor, the m1 receptor, is widely believed to be associated with memory and cognition. This has led to the hypothesis that a selective m1 receptor agonist could potentially treat Alzheimer's disease without dose limiting side effects caused by nonselective muscarinic drugs. Due to the ineffectiveness of current therapies, a large market opportunity exists for new entrants with superior levels of efficacy.

    SPECIFIC M1 MUSCARINIC AGONIST: We have discovered what we believe is the first uniquely selective series of m1 receptor agonists using our integrated technology platform. Following this discovery, we have engaged in an aggressive chemistry effort, which has resulted in the synthesis of more than 500 analogs, many with improved potency, efficacy and bioavailability in animal models. We have selected gene product specific drug candidates for preclinical testing. These drug candidates have shown behavioral effects in animal models of psychotic symptoms associated with Alzheimer's disease, without evidence of cardiovascular or gastrointestinal side effects, suggesting that they may offer advantages relative to existing treatments. We are currently testing selected drug candidates in animal models in order to select a development candidate.


    PHARMACOGENOMIC STUDIES OF PATIENTS WITH ALZHEIMER'S DISEASE: In collaboration with scientists at Emory University, we are studying the relationship between the genomic targets and clinical outcomes in individual patients with Alzheimer's disease. Some of these patients respond well to treatment with the acetylcholinesterase inhibitor, donepezil, whereas others do not respond. Hence, the patients may be grouped according to donepezil response/no response criteria. This study design may provide insights into the interindividual genetic variation in target function and how this affects the patient responses to donepezil. Results from these studies may provide information relevant to our Alzheimer's disease program and for the selection of patients in future clinical trials.

OUR RESEARCH PROJECTS

    Our integrated technology platform has produced a steady output of new validated targets and related target-specific chemistries that serve as starting points for novel research projects. In addition to our drug discovery programs, which represent advanced efforts employing dedicated chemistry and pharmacology groups and, when relevant, other preclinical capabilities, we also have earlier stage research projects in several different areas. These research projects aim to answer specific scientific questions using limited personnel resources. When all key criteria have been fulfilled, research projects may be elevated into new drug discovery programs. Some of our more advanced current research projects focus on depression, feeding and obesity, and other indications. We believe that these research projects will continue to supply us with additional drug candidates in the future.

    In the area of depression, we have identified a GPCR that is targeted by many marketed antidepressants using our evidence-based approach. Following successful ultra high throughput screening of our diverse compound library, we have available selective chemistries for this potential depression target and we are currently studying the complete pharmacological profile of these chemistries. Antidepressant drugs that interact with the optimal target(s) may produce a quicker onset of action, a higher response rate and fewer side effects than currently available therapies. We are also establishing appropriate behavioral pharmacology models to enable critical animal proof of concept studies.

    In the area of feeding and obesity, we have used our evidence-based approach to identify likely GPCR targets. The targets have been used in ultra high throughput screening of our diverse compound library to identify chemical starting points for a potential program. In addition, most of the peptide receptor targets that have been implicated in feeding and obesity have been introduced in ultra high throughput screening of our diverse compound library, searching for agonist chemistries. This has led to the identification of a specifically acting small molecule peptide receptor agonist. Currently, we are seeking to identify the most promising chemical starting point for a potential program by careful pharmacological studies.


    In our functional genomics collaboration with Allergan, we have retained development rights to inventions in the adrenergic program for applications in the neuropsychiatric disease area. Through this collaboration, we have identified a variety of unique gene product specific adrenergic leads, which possess attractive pharmacokinetic properties. We believe that these compounds provide us with the opportunity to explore previously unrealized therapeutic opportunities for adrenergic therapies in the neuropsychiatric area. In this program, we intend to evaluate our gene product specific leads in animal


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

models mimicking various neuropsychiatric conditions, including anxiety/depression, schizophrenia, Alzheimer's disease and attention deficit/hyperactivity disorder.


OUR STRATEGY

    Our goal is to discover and develop novel target-specific drugs that address large unmet medical needs. There are six basic elements to our business and scientific strategy:

    FOCUS ON DISEASES WITH LARGE UNMET MEDICAL NEEDS THAT ARE WELL SUITED TO
     GENOMIC APPROACHES.

    We use our technology and scientific expertise to understand the genetic basis of drug action. Our internal programs address disorders for which existing therapies interact nonspecifically with several gene targets, leading to side effects. In these areas there is a need to discover small molecule drug candidates that are highly selective for the desired gene target and therefore will have significantly improved therapeutic profiles. We will continue to target diseases that are not well served by currently available medications and which represent some of the largest pharmaceutical markets in the world.

    BUILD A LARGE AND DIVERSIFIED PRODUCT PORTFOLIO.

    We intend to use our integrated technology platform to generate drug candidates to treat a variety of diseases. We have diversified our drug discovery efforts by pursuing a portfolio of discovery programs and multiple targets and drug candidates both independently and with our collaborators. We believe that the breadth of our programs will reduce the risks inherent in drug discovery and increase the likelihood of commercial success. We intend to pursue a broad range of programs to continue to generate a sustainable pipeline of drug candidates.

    ADVANCE SELECTED DISCOVERY PROGRAMS INTERNALLY THROUGH EARLY CLINICAL
     DEVELOPMENT.

    We plan to advance some of our discovery programs through the early stages of clinical development prior to entering collaboration agreements. We believe the varied nature of our drug discovery programs will enable us to internally develop some of our drug candidates to a later stage. For programs that require large resource allocations, we will establish collaborations at an earlier stage of development to leverage the resources and expertise of pharmaceutical partners.

    COMMERCIALIZE DRUG CANDIDATES THROUGH LICENSING AND DEVELOPMENT
     COLLABORATIONS.

    We plan to develop and commercialize our drug candidates through additional collaborations with pharmaceutical and biotechnology companies. We intend to evaluate each project on an individual basis and form collaborations at the development stage that we believe optimizes our position while balancing our financial and technical risks.

    COMMERCIALIZE OUR INTEGRATED TECHNOLOGY PLATFORM THROUGH FUNCTIONAL GENOMICS
     COLLABORATIONS.

    We intend to leverage our integrated technology platform and scientific expertise by forming functional genomics collaborations with pharmaceutical, biotechnology and other companies. These collaborations will capitalize on our strengths in the areas of target validation, lead discovery and pharmacogenomics. We believe that our technology and expertise may be applied to these and other potential commercial opportunities and provide a potential source of revenues.

    EXPAND OUR TECHNOLOGY PLATFORM LEADERSHIP.

    We believe that our technology platform which combines genomics, chemistry and biology is superior at identifying novel genomic targets together with their specific chemistries. We will continue to improve the scientific excellence of our integrated technology platform and may license or acquire technologies that complement our core capabilities. We will continue to protect and build on our existing patent portfolio, and also rely on trade secrets to protect our proprietary technologies. In addition, we will continue to recruit highly skilled scientists and collaborate with leading scientific and clinical advisors in each of our program areas.

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
TECHNOLOGY OVERVIEW

    We have built an integrated technology platform that interfaces with our drug discovery capabilities. We believe that our technology platform will continue to efficiently convert genomic information into a flow of novel validated targets and target-specific chemistries, thereby providing us with excellent starting points for additional drug discovery programs. Key components of our technology platform include:

    R-SAT FUNCTIONAL ASSAY SYSTEM. Our proprietary Receptor Selection and Amplification Technology, which we call R-SAT, is the foundation of our integrated technology platform. R-SAT is a cell-based assay system that has been broadly applied to measure the ability of drugs to affect the function of gene products. This assay system may be used to measure the ability of a drug to activate or inhibit a wide range of gene products and is useful in assessing the functional relevance of potential drug targets and in predicting the clinical activity of novel drugs.

    In our R-SAT assay, a series of potential target genes are mixed together and transferred to cells in culture. In the absence of an added test compound, the cells that take up the genes behave normally. The cells continue to grow only until they encounter another cell, at which point all cellular growth ceases. If a test compound activates the product of one of the genes, the cells that express that gene are able to grow and all other cells in the culture do not grow. The cells with the compound's target are selected and amplified in the culture relative to cells that make the other target genes. In short, the technology uses the principle of genetic selection as a method to evaluate compound/target interactions.

    Target genes are mixed with marker genes that change color intensity. The number of marker gene molecules increases as the number of cells that express a target for a given compound increase. As a result, when a compound activates a target the intensity of color increases. In contrast to competing "transcription-based marker gene" assays, our R-SAT technology does not rely on changes in numbers of marker genes within a given cell.

                         R-SAT FUNCTIONAL ASSAY SYSTEM

                                     CHART

    [R-SAT FUNCTIONAL ASSAY SYSTEM: On the left is a line of cells Labeled "t1" through "t6". Beneath these cells is a small hexagon and the text "+ Compound." An arrow points down from here to the same line of cells, t1 through t6, except that there are now many t4 cells replicated below the line of cells. One of these t4 cells is magnified to the right of these graphics and is labeled "Cell." The magnified cell shows the hexagonal compound attached to a cell marked t4 which is linked by two downward arrows to a depiction of cell growth. To the left of these arrows is a double arrow pointing towards the arrows and captioned "Helper Gene." To the right of the magnified cell are three items of text. "Activation of target 4 by compound" is linked by a downward arrow to "Engineered signal" which is linked by a downward arrow to "Cell growth enabled."]

------------------------

    This diagram depicts six distinct cells, each expressing a different target, targets 1 through 6, which are incubated with a compound. The compound is specific to one of the targets, target 4 in this case, which allows the cell containing the compatible target to grow.

    There are a number of features of our R-SAT system that we believe make it a highly efficient and productive tool. First, we have shown that this technology may be broadly applied to a wide range of

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
gene products. Second, we have demonstrated that there is a strong correlation between the functional properties, or pharmacology, as determined by our R-SAT system and events in humans. Third, the technology allows for a group of genes or whole gene families to be tested simultaneously, which we refer to as a multiplex. This feature, combined with the simplicity of our assay format and other factors, allows our tests to be automated and performed at ultra high throughput.

    FUNCTIONAL GENOMIC ASSAYS. We have developed what we believe is one of the leading, most comprehensive sets of functional genomic assays for use in our R-SAT system. We currently have more than 250 genomic targets in our assay format, which we refer to as our genomic targets. This set of assays is being expanded on an ongoing basis as new genomic targets are discovered. We prioritize the genomic targets that we believe are most likely to interact with small organic compounds.

    Researchers have classified genes into categories, or gene families, based upon similar characteristics. A large number of genes are referred to as receptors, many of which are located on the surface of cells. The largest category of receptors is GPCRs. This gene family is the predominant category of receptors involved in cellular function, and represents the most common targets for many of the world's largest selling pharmaceutical products. We have developed significant expertise in the area of GPCRs and have established this important gene family as our highest priority targets for drug discovery. We have isolated genes for approximately 200 GPCRs and have integrated more than 130 of these into our functional genomic assays. We have also developed assays for members of other gene families including cytokine receptors, growth factor receptors, nuclear receptors, enzymes and neurotransmitter transporters.

    GENOMIC TARGET DISCOVERY. The publicly available genomic databases are rapidly being populated with sequence data from a variety of sources involved in the human genome project. Our scientists search these databases for sequences that are related to known targets of small organic compounds. These searches are yielding large numbers of novel genes that are related in sequence to known genes. Novel genes with no known ligands or function are referred to as orphans. Our initial efforts in the orphan area have focused on genes related to GPCRs. Our scientists have identified many novel orphan GPCRs. Several of these novel genes are selectively expressed in the human brain. To date, we have integrated more than 20 orphan GPCRs into our functional genomics assay format.

    ULTRA HIGH THROUGHPUT SCREENING. We have established a state of the art screening infrastructure and capability based on our R-SAT system. The simplicity of our assay format, multiplexing capability, and miniaturization and robotics, make our screening process highly efficient and productive in terms of the numbers of compounds and breadth of genes that can be functionally tested. Our screening infrastructure currently provides for a sustainable capacity of approximately 250,000 functional tests per week and we have achieved a level of over 500,000 functional tests per week. We believe that we can readily expand this capacity. Our screens are normally multiplexed with four to six gene products per test. As a result, our infrastructure provides for more than 1 million compound/gene interactions on a weekly basis.

    HIGH THROUGHPUT PHARMACOLOGY AND PROFILING. Many of the competing high throughput technologies either measure the simple binding of compounds to a target or provide only qualitative approximations of function, thereby requiring secondary assays to provide quantitative results. These secondary assays are generally costly and time consuming, creating a bottleneck in the discovery process. In contrast, our R-SAT assay system allows the quantitative and physiologically predictive evaluation of compounds. The potency, efficacy and selectivity of large numbers of compounds from screening can be established rapidly using the same functional assay platform. As a result, our assay system may relieve a major bottleneck that exists in many screening operations.

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
    One important feature of the R-SAT system, when used in high throughput pharmacology, is its ability to accurately measure the full range of potential activities of compounds at gene products. Many assay technologies are unable to distinguish between partial agonists or full agonists, or between inverse agonists and antagonists. In contrast, our R-SAT technology has the ability to reliably and accurately measure the full range of activities.

    COMPOUND LIBRARIES. Access to large, high quality libraries of diverse molecular structures is an important aspect of our drug discovery efforts. We have developed a large and diverse compound collection, referred to as our diverse compound library, which we use as a resource to search for compounds with functional activities. Our diverse compound library consists of approximately 200,000 small organic compounds that have been characterized and quality controlled for purity and drug like characteristics. We have collected these compounds from a variety of sources throughout the world including academic medicinal chemistry laboratories, pharmaceutical and biotechnology companies, combinatorial chemistry companies, other commercial suppliers and our own synthetic efforts. In addition, we have a collaboration with ArQule, Inc., and we have integrated more than 500,000 of ArQule's compounds into our screening operation. Our internal combinatorial chemistry expertise provides our library with another source of unique, diverse chemistry. We have developed a convenient combinatorial synthetic method, which allows for the generation of large sublibraries containing hundreds to thousands of analogs with designed diversity.

    We have also assembled a collection of over 1,000 compounds with known effects on the central nervous system, which we refer to as our reference drugs. These compounds include many drugs that are currently used to treat various diseases in psychiatry and neurology, and a host of other drugs and research compounds that have important physiological effects on the brain. Our reference drugs, when combined with our profiling capability, provide an important resource to link clinical and physiological effects of drugs with genomic targets.

    GENOMIC/PHARMACOLOGY DATABASE. Using our evidence-based approach, our goal is to measure the potency and efficacy of our reference drugs against a range of genomic targets using our R-SAT system. Through these efforts, we are seeking to generate an extensive set of central nervous system, or CNS, drug/gene product interactions that will reside in our genomic/pharmacology database. Because the majority of current CNS drugs were discovered before their genetic targets were identified, the molecular mechanisms of their therapeutic and adverse effects are poorly understood. We believe that by combining our database with existing clinical knowledge, our evidence-based approach will result in important correlations between gene/drug interactions and clinical responses. Our database also contains information on proprietary chemistries that target individual gene products. These chemistries provide tool compounds for the validation of genomic targets and starting points for our drug discovery programs.


    LEAD OPTIMIZATION AND PRECLINICAL TESTING. The properties of a lead compound must generally be improved before selection of a development candidate for further preclinical testing and clinical development. Using our R-SAT system, we evaluate the pharmacology of new analogs IN VITRO. This high throughput pharmacology capability provides our scientists with a powerful tool to streamline the lead optimization process, removing a traditional bottleneck in the drug discovery process. We complement this pharmacology capability by our strength in combinatorial and medicinal chemistry, which allows for the design and production of a large number of optimized analogs. Sufficiently potent, efficacious and selective compounds are further evaluated using standard pharmacological models, pivotal disease models, and relevant gene knockout animal models. We have established expertise in drug metabolism and pharmacokinetics, including bioanalytical chemistry, which allows us to efficiently optimize the properties of our drug candidates. We complement our internal pharmacology and preclinical testing capabilities through collaborations with leading academic laboratories and clinical research organizations.

    PHARMACOGENOMICS. We are applying our integrated technology platform to the area of pharmacogenomics using two approaches. The first approach seeks to leverage proprietary information concerning the genomic targets of many neuropsychiatric drugs. We sequence these specific targets in populations of patients with relevant neuropsychiatric diseases. As we identify genetic variations in these targets, we are testing the consequences of these variations on the functional and pharmacological effects of relevant neuropsychiatric drugs. Our second approach applies our functional genomics technology to the analysis of genes isolated from individual patients. The functional and pharmacological effects of drugs can be evaluated using patient DNA as a starting point. By using this approach, we believe that potential differences in therapeutic response and toxicity may be predicted prior to a patient's initial exposure to a drug. Together, these approaches will provide a broad insight concerning the influence that variation in genomic targets has on the clinical responses to many neuropsychiatric drugs.

COLLABORATION AGREEMENTS

    We have established and intend to continue to pursue both licensing and development collaborations and functional genomics collaborations with pharmaceutical and biotechnology companies to commercialize our integrated drug candidates and our technology platform. Our collaborations may include up front payments at initiation of the collaboration, research support during the discovery term, milestone payments upon successful completion of specified development milestones, and royalties based upon sales, if any, of drugs developed under the collaboration. Our current collaboration agreements are as follows:

    ALLERGAN, INC.


    LICENSING AND DEVELOPMENT COLLABORATION. In July 1999, we entered into a licensing and development collaboration agreement with Allergan, a global health care company providing eye care and specialty pharmaceutical products. This collaboration provides for the development and commercialization of drugs for glaucoma based on our proprietary and gene product specific muscarinic lead compounds. Under the agreement, we provide our expertise in medicinal chemistry and high throughput pharmacology for a two year period to enable the selection of up to two development candidates for clinical development and commercialization by Allergan. We granted Allergan an exclusive worldwide, royalty-free license to use our technology to develop products based on our lead compounds for the treatment of ocular disease. We also granted Allergan an exclusive, worldwide, royalty-bearing license to use our technology to sell any resulting drug products for the treatment of ocular disease. In exchange, we are eligible to receive up to approximately $19 million for the first development candidate, in the form of up front fees, research support and milestone payments. This agreement requires Allergan to make milestone payments to us if and when they achieve specified events such as designation of a specific muscarinic lead compound and acceptance of an IND application. Allergan also has the right to select a second development candidate, subject to similar payments to us.



    At December 31, 2000, Allergan had paid an aggregate of $3.5 million to us pursuant to the July 1999 agreement in the form of upfront fees and research support. We will also receive royalties on any future product sales in any given country until the later of ten years from the introduction of each product in that country or the date of expiration of the last patent covering the applicable product in that country. We have received no royalty payments under the July 1999 agreement to date.



    The funding and collaborative activities under this agreement, as renewed, will cease in July 2001, unless extended by the parties. The agreement itself terminates six months after the later of ten years from the date of the first sale of the final commercial product developed under the agreement or the expiration of the last patent to expire covering a product developed under the agreement. The agreement may be terminated earlier by Allergan upon 90 days' notice to us, by mutual agreement of the parties, or by either party in the event of a breach by the other party or upon the other party's bankruptcy or insolvency.



    FUNCTIONAL GENOMICS COLLABORATION. In September 1997, we established a three year collaboration agreement with Allergan to work jointly and exclusively on target validation and discovery efforts on several potential drug targets focused primarily on glaucoma and chronic pain. This agreement was extended in September 2000 for an additional two year period. We granted Allergan an exclusive, worldwide, royalty-free license to use our technology to discover potential drug candidates as well as an exclusive, worldwide, royalty-bearing license to commercialize drug products discovered through this collaboration for all therapeutic uses. However, we have retained development rights to at least one therapeutic indication for each target area.



    Under the collaboration, we are eligible to receive research funding on a quarterly basis as research activities are performed. We are also eligible to receive milestone payments of up to $12.5 million for the first product developed for each target. Specified events including various stages of clinical testing will trigger Allergan's obligation to make milestone payments to us if and when the events are achieved. At December 31, 2000, Allergan had paid an aggregate of $5.3 million to us pursuant to the agreement in the form of research funding and milestone payments. Allergan must also pay us royalties on sales of each product, if any, resulting from the collaboration until the later of 10 years from the introduction of each product in that country or the expiration of the last patent covering the applicable product in that country. We have received no royalty payments under the September 1997 agreement to date.



    The September 1997 agreement also gives Allergan limited rights of negotiation in the event someone proposes to acquire us. In addition, we have agreed that if Allergan elects to terminate the September 1997 agreement following specified changes in control of our ownership, we will grant to Allergan an exclusive, worldwide, royalty-bearing license to use our technology in specified fields. This license, if granted, would also be exclusive as to the surviving company in the change in control.



    The funding and collaborative activities under the September 1997 agreement, as renewed, will cease in September 2002. The agreement itself terminates six months after the later of ten years from the date of the first sale of the final commercial product developed under the agreement or the expiration of the last patent to expire covering a product developed under the agreement. The agreement may be terminated earlier by mutual agreement of the parties, by either party in the event of a breach by the other party or upon the other party's bankruptcy or insolvency, or by Allergan in the event of a change in control of our company.



    Also in September 1997 and contemporaneous with our entering into the agreement described above, we sold 1,000,000 shares of our Series C preferred stock to Allergan for an aggregate purchase price of $6 million. We agreed with Allergan in an arms-length negotiation on the price for the Series C preferred stock. The Series C preferred stock will automatically convert into 1,000,000 shares of our common stock upon the closing of this offering.


    ARQULE, INC.


    LICENSING AND DEVELOPMENT COLLABORATIONS. In December 2000, we entered into a five year collaborative drug discovery agreement with ArQule, Inc, a company engaged in the discovery, development and production of novel chemical compounds primarily for the pharmaceutical, biotechnology and agrochemical industries. This collaboration focuses on the discovery of drug candidates for selected genomic targets and replaces an earlier material transfer and screening agreement. Under the collaboration, we will combine our integrated technology platform with ArQule's Parallel Track-TM- Drug Discovery Program to discover novel small molecule drug candidates directed at individual genomic targets. In furtherance of the research required to carry out this collaboration, we and ArQule have each granted non-exclusive, worldwide, royalty-free licenses to the other party to carry out the activities contemplated by the agreement. We have agreed with ArQule to share equally in all future revenues created by our joint discovery programs, including future milestone, royalty and upfront payments resulting from the out licensing of drug candidates, if any, and we will each obtain selected rights to pursue independent discovery efforts. If we commercialize products based on our collaborative efforts with ArQule, the agreement requires us to pay royalties to ArQule and negotiate the other terms of the necessary licenses at that time. At December 31, 2000, we had neither received nor made any payments under our agreement with ArQule. This agreement terminates in December 2005. However, this agreement may be terminated earlier by mutual agreement of the parties, by either party upon 90 days' notice to the other party, or by either party after a deadlock of the steering committee that lasts 60 days.



    In May 2000, we entered into a compound license agreement with ArQule. Under this agreement, ArQule granted us an exclusive, worldwide license to specified ArQule compounds discovered in an earlier material transfer and screening agreement we had entered into with ArQule. Under the license, we may use the ArQule compounds in human and veterinary therapeutic, diagnostic and prophylactic applications and agrochemical applications. We have agreed to pay royalties to ArQule on products that contain the ArQule compounds. The May 2000 agreement requires the parties to negotiate in good faith to establish the duration of the royalty obligation in the event we use an ArQule compound in a commercial product in the future. We have made no payments to ArQule to date under the May 2000 agreement. The compound license agreement terminates six months after the latest date upon which ArQule could receive royalties or fees under the agreement. However, the agreement may be terminated earlier by either party in the event of a material breach by the other party.


    PAREXEL INTERNATIONAL CORPORATION.


    FUNCTIONAL GENOMICS COLLABORATION. In November 2000, we entered into a collaboration agreement with PAREXEL International Corporation, a leading clinical research, medical marketing and consulting services organization, designed to provide pharmacogenomic services to pharmaceutical companies using our integrated technology platform. Under the agreement, PAREXEL will make our pharmacogenomics capabilities and expertise available to potential pharmaceutical customers engaged in clinical trials of drugs for neuropsychiatric disease. We will seek to enter into agreements with these customers to provide our services, including research to identify the genomic targets of their neuropsychiatric drugs in clinical development and how these targets may vary functionally in patient populations. We will be required to make specified payments to PAREXEL based upon the revenues, if any, earned under these agreements with pharmaceutical partners. To date, we have not entered into any agreement with pharmaceutical customers as a result of our collaboration with PAREXEL and, consequently, have not been required to make any payments to PAREXEL. The initial term of the collaborative agreement expires in November 2003, but will be automatically renewed for additional one year periods unless we or PAREXEL object to a renewal by 90 days' notice to the other party. The agreement may be terminated by either PAREXEL or us by 90 days' prior notice to the other party.


INTELLECTUAL PROPERTY

    We will be able to protect our technology from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, patents or other proprietary rights are an essential element of our business. We have three issued patents and nine pending patent applications in the United States covering novel target-specific small molecule drug candidates. In addition, we have received patents in 13 foreign countries on our R-SAT technology and have 16 foreign patent applications and one international patent application pending that cover our R-SAT technology or novel compounds identified using this technology. Our policy is to file patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. We seek United States and

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
international patent protection for a variety of technologies, including: new screening and chemistry methodologies and other research tools; targeting mechanisms that are associated with disease states identified in our screens; and lead compounds that interact with these other targets. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. We seek protection, in part, through confidentiality and proprietary information agreements. We are a party to various other license agreements that give us rights to use technologies in our research and development.

COMPETITION


    We face, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. We compete with existing and new products being developed by our competitors. Some of these competitors are pursuing the development of pharmaceuticals that target the same diseases and conditions that our research programs target. Even if we and our collaborators are successful in developing our drug candidates, the resulting products will compete with a variety of established drugs in the areas of glaucoma, chronic pain, schizophrenia and Alzheimer's disease.



    For example, in the area of glaucoma, our product candidates will compete with well established products such as Xalatan, marketed by Pharmacia Corporation, Trusopt/Cosopt and Timoptic/XE, both marketed by Merck & Co., and Aplhagan, marketed by Allergan.



    Our potential products in the area of chronic pain will compete with drugs marketed by companies such as Abbott Laboratories, Cephalon, Endo
Pharmaceuticals, Alza Pharmaceuticals and Astra Pharmaceuticals that currently sell generic or proprietary opioid formulations.



    We are also developing potential products for the treatment of schizophrenia, which ultimately could compete with established products such as Zyprexa, marketed by Eli Lilly, and Risperdal, marketed by Johnson & Johnson.



    In the area of Alzheimer's disease, our product candidates, if successfully developed, will compete with established products such as Aricept, marketed by Pfizer/Eisai, Cognex, marketed by Parke Davis, and Exelon, marketed by Novartis.



    In addition, the companies described above and other competitors may have a variety of drugs in development or awaiting FDA approval that could reach the market and become established before we have a product to sell. Our competitors may also develop alternative therapies that could further limit the market for any drugs that we may develop. Some of our competitors are using functional genomics technologies or other methods to identify and validate drug targets and to discover novel small molecule drugs. Many of our competitors and their collaborators have significantly greater experience than we do in the following:


    - identifying and validating targets;

    - screening compounds against targets;

    - preclinical and clinical trials of potential pharmaceutical products; and

    - obtaining FDA and other regulatory clearances.

    In addition, many of our competitors and their collaborators have substantially greater advantages in the following areas:

    - capital resources;

    - research and development resources;

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
    - manufacturing;

    - sales and marketing; and

    - production facilities.

    Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development. We face competition from other companies, academic institutions, governmental agencies and other public and private research organizations for collaborative arrangements with pharmaceutical and biotechnology companies, in recruiting and retaining highly qualified scientific and management personnel and for licenses to additional technologies.

    Our competitors, either alone or with their collaborators, may succeed in developing technologies or drugs that are more effective, safer, more affordable or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than us. Developments by others may render our product candidates or our technologies obsolete. Our failure to compete effectively could have a material adverse effect on our business.

GOVERNMENT REGULATION

    The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any drug developed by us must undergo rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug, and Cosmetic Act. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. None of our product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves postmarketing surveillance, and may involve ongoing requirements for postmarketing studies. Before commencing clinical investigations in humans, we or our collaborators must submit to, and receive approval from, the FDA of an Investigational New Drug application. We have in the past and may in the future rely on some of our collaborators to file Investigational New Drug applications and generally direct the regulatory approval process for many of our potential products.

    Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practices. Clinical testing must be conducted under FDA oversight. Before receiving FDA clearance to market a product, we or our collaborators must demonstrate that the product is safe and effective on the patient population that will be treated. If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is generally prohibited. Furthermore, clearance may entail ongoing requirements for postmarketing studies. Even if this regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on this product or manufacturer, including costly recalls or withdrawal of the product from the market.

    Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our product candidates and could ultimately prevent their clearance by the FDA or foreign regulatory authorities for any or all targeted indications.

    We and our collaborators and contract manufacturers are also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. We or our collaborators or contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If we or our collaborators or contract manufacturers fail to comply, our business, financial condition and results of operations may be materially adversely affected.

    Outside the United States, our collaborator's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

MARKETING, SALES & MANUFACTURING

    We currently have no marketing, sales, distribution or manufacturing capabilities. In order to commercialize any of our product candidates, we must make arrangements with our collaborators or other third parties to provide these services or internally develop these capabilities. Our agreements with Allergan call for Allergan to provide these services and to arrange for the manufacture of sufficient quantities of our product candidates for use in preclinical and clinical trials. Our future programs may be conducted independently or with a collaborator who does not provide these services, in which case we will be required to retain contract manufacturers for our product candidates or obtain from third parties the components of product candidates and bulk chemical materials. In the event that we elect to manufacture any of our future products internally, we will have to add manufacturing facilities and personnel. In the event we choose to market any of our future products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities.

EMPLOYEES


    At December 31, 2000, we had 93 full time employees, of whom 36 hold Ph.D. and/or other advanced degrees. Of our total workforce, 77 are engaged in research and development activities and 16 are engaged in business development, finance and administration. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

FACILITIES

    Our primary facilities consist of approximately 34,000 square feet of research and office space located in San Diego, California that is leased to us until 2005. We have an option to renew this lease for one additional period of 5 years. We also have approximately 14,500 square feet of research and office space located in Glostrup, Denmark leased until 2002. We believe that our existing facilities are adequate for our current needs. When our leases expire, we may look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

    We are not currently a party to any legal proceedings.

SCIENTIFIC ADVISORY BOARD

    We utilize scientists and physicians to advise us on scientific and medical matters as part of our Scientific Advisory Board, or SAB, including experts in human genetics, mouse genetics, molecular biology, biochemistry, cell biology, chemistry, pharmacology, structural biology and pharmaceutical discovery and development. Generally, each of our scientific consultants has received an option to purchase shares of our common stock.

    TAMAS BARTFAI, PH.D. is Director of the Harold L. Dorris Neurological Research Center at the Scripps Research Institute of La Jolla, California and holds the Harold L. Dorris Chair in Neuroscience. He also holds the chair of Medical Chemistry at the Karolinska Institute, Stockholm. His more than
27 years of experience in neuroscience includes both academic and pharmaceutical settings. Until recently, he was Head of Central Nervous System research at Hoffmann-La Roche, Basel. Much of his professional career was spent as a professor at Stockholm University, most recently as the Chairman of the Department of Neurochemistry and Neurotoxicity. His expertise extends into the areas of peptide neurobiology and muscarinic acetylcholine receptors and he has made significant contributions to understanding the molecular and biochemical basis of cognition and the molecular basis of fever and other neuroinflammatory states. He has been involved in the development of several central nervous system drugs in neurology and psychiatry as consultant to major pharmaceutical corporations.

    HENRY BOURNE, M.D. has made significant contributions to the understanding of the signaling pathways used by GPCRs. Dr. Bourne's research has focused on transmembrane signaling mediated by G proteins, and his research played a key role in identifying the role of cyclic AMP, or cAMP, in cellular function. His laboratory studies also characterized various unique G protein subunits, which define distinct signaling pathways within the cell. He is Professor of Medicine and Pharmacology and a Senior Staff Member of the Cardiovascular Research Institute at the University of California at San Francisco. He is a member of the National Academy of Sciences and a Fellow of the American Association for the Advancement of Science, and he is on the Board of Reviewing Editors of SCIENCE magazine.

    ARVID CARLSSON, M.D., PH.D. is the most recent winner of the Nobel Prize in medicine. He is Professor Emeritus of Pharmacology at University of Goteborg, Sweden, and is a member of the Royal Swedish Academy of Sciences and a foreign associate member of the US National Academy of Sciences. Dr. Carlsson's research has changed the understanding of the molecular basis of several major neuropsychiatric diseases, including Parkinson's disease, depression and schizophrenia. He is an author on several hundred peer reviewed journal articles and the recipient of numerous awards, including the Nobel Prize, the Japan Prize in Psychology and Psychiatry, The Research Prize of the Lundbeck Foundation in Denmark and the Lieber Prize for research in schizophrenia in the United States.

    MARC G. CARON, PH.D. is James B. Duke Professor of Cell Biology and Medicine at Duke University Medical Center and Investigator at Howard Hughes Medical Institute. His research focuses on the molecular study of receptors for neurotransmitters and hormones. He is the recipient of numerous awards such as the DuPont Prize for Receptor Research and the Javits Neuroscience Award.
Dr. Caron has served on editorial boards of a number of journals including JOURNAL OF BIOLOGICAL CHEMISTRY and MOLECULAR PHARMACOLOGY. He is currently Associate Editor in Chief of ENDOCRINE REVIEWS and Associate Editor of BIOCHEMISTRY.

    ROBERT E. DAVIS, PH.D. is a consultant to our company. Previously, he was President and Chief Scientific Officer of MitoKor, a development stage biopharmaceutical company. Earlier in his career, Dr. Davis served as Director of Neurodegenerative Diseases Research at Warner-Lambert Company where he was instrumental in the development of Cognex, the first FDA approved therapy for Alzheimer's disease. Dr. Davis serves on the editorial board of NEUROBIOLOGY OF AGING, CURRENT OPINIONS IN INVESTIGATIONAL DRUGS and EMERGING THERAPEUTICS. His awards include the National Research Award from the National Institute of Alcohol Abuse and Alcoholism and the Leadership in Research Award from the Alzheimer Association.

    BRIAN KOBILKA, M.D. is Professor of Medicine and Molecular and Cellular Physiology at Stanford University Medical School. He is also an Associate Investigator of the Howard Hughes Medical Institute. Dr. Kobilka is an expert in the study of adrenergic receptor function. He has received several awards, including the Syntex Prize in Receptor Pharmacology, the John Jacob Abel Award from the American Society for Pharmacology and Experimental Therapeutics, and the Young Investigator Award from the Western Society for Clinical Investigation.

    LESLIE L. IVERSEN, PH.D. is also a member of our clinical advisory board and is the chairman of our board of directors. For a description of his scientific background, please see "Management."

    POVL KROGSGAARD-LARSEN, PH.D. is also a member of our board of directors. For a description of his scientific background, please see "Management."

CLINICAL ADVISORY BOARD

    In addition to our SAB, we utilize a number of scientists and physicians to advise us on scientific and medical matters as part of our Clinical Advisory Board. Generally, each of our clinical advisors has received an option to purchase shares of our common stock.

    ALLAN I. LEVEY, M.D., PH.D. is Professor of Neurology, Psychiatry and Behavioral Sciences and Pharmacology at Emory University and Vice-Chairman of the Department of Neurology. He is also Director of the Emory Center for Neurodegenerative Diseases and the Alzheimer's Disease Center. Dr. Levey has done extensive research in the molecular neurobiology of Alzheimer's and Parkinson's diseases including animal models, diagnostics and clinical trials. He has received numerous awards, including the Alzheimer's Association Faculty Scholar Award, the Derek Denny-Brown Neurological Scholar Award from the American Neurological Association and the Heikkila Research Scholar Award from the National Parkinson Foundation.

    HERBERT Y. MELTZER, M.D., is Bixler Professor of Psychiatry and Pharmacology and Director of the Division of Psychopharmacology at the Vanderbilt University School of Medicine. Dr. Meltzer's major research interests are the neurochemistry and psychopharmacologic treatment of schizophrenia, the mechanism of action of antipsychotic drugs, and suicide and cognitive studies in schizophrenic patients. His awards include the Daniel Efron Research Award of the American College of Neuropsychopharmacology, the Lieber Prize from NARSAD, Stanley Dean Award of the American College of Psychiatry and the Gold Medal Award of the Society of Biological Psychiatry, the Research Prize of the American Foundation for Suicide Prevention, the Paul Hoch Distinguished Service Award from the American College of Neuropsychopharmacology, the Sachar Award from Columbia University and the Kobe Award from the Commonwealth of Pennsylvania. Dr. Meltzer is President-elect of the Collegium Internationale Neuropsychopharmacologicum and past president of the American College of Neuropsychopharmacology.

    CHARLES NEMEROFF, M.D., PH.D. is currently the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University. His research has concentrated on the biological basis of the major neuropsychiatric disorders, including affective disorders, Alzheimer's disease, schizophrenia, and anxiety disorders. His numerous honors include the Gold Medal Award from the Society of Biological Psychiatry, the Research Prize from the American Psychiatric Association, the Selo Prize from the National Alliance for Research in Schizophrenia and Depression and the Research Award in Mood Disorders from the American College of Psychiatrists. Dr. Nemeroff is past President of the American College of Neuropsychopharmacology.

    ARVID CARLSSON, M.D., PH.D. is also a member of our scientific advisory board. For his scientific background, please see "Scientific Advisory Board."

    LESLIE L. IVERSEN, PH.D. is also a member of our scientific advisory board and is the chairman of our board of directors. For a description of his scientific background, please see "Management."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.


NAME                                          AGE      POSITION
----                                        --------   --------
Uli Hacksell, Ph.D........................     50      Chief Executive Officer and Director
Mark R. Brann, Ph.D.......................     42      President, Chief Scientific Officer and
                                                       Director
Thomas H. Aasen...........................     40      Vice President, Chief Financial Officer,
                                                         Secretary and Treasurer
Robert E. Davis, Ph.D.....................     50      Executive Vice President of Drug Discovery
                                                         and Development
Douglas E. Richards.......................     38      Vice President of Business Development
Bo-Ragnar Tolf, Ph.D......................     50      Vice President, Chemistry and Managing
                                                         Director of ACADIA Pharmaceuticals A/S
Leslie L. Iversen, Ph.D...................     63      Director and Chairman of the Board
Thomas Eklund(1)..........................     33      Director
Arne J. Gillin(1).........................     43      Director
Carl L. Gordon, Ph.D., CFA(1)(2)..........     36      Director
Lester J. Kaplan, Ph.D., D.Sc.(2).........     50      Director
Povl Krogsgaard-Larsen, Ph.D..............     59      Director
Torsten Rasmussen(2)......................     56      Director


------------------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

    ULI HACKSELL, PH.D. joined us as our Executive Vice President of Drug Discovery in February 1999 and was elected Chief Executive Officer in
September 2000. He became a member of our board of directors in October 2000. From August 1991 to February 1999, Dr. Hacksell held various senior executive positions at Astra, a pharmaceutical company, including Vice President of Drug Discovery and Technology as well as President of Astra Draco, one of Astra's largest research and development subsidiaries, where he directed an organization of more than 1,100 employees. From August 1991 to May 1994, he served as Vice President of CNS Preclinical R&D at Astra Arcus, another subsidiary. Earlier in his career, Dr. Hacksell held the positions of professor of Organic Chemistry and Chairman at Uppsala University in Sweden and also served as Chairman and Vice Chairman of the European Federation of Medicinal Chemistry. Dr. Hacksell received a Master of Pharmacy and a Ph.D. in Medicinal Chemistry at Uppsala University.

    MARK R. BRANN, PH.D. is our founder and has served as our President and Chief Scientific Officer and a member of our board of directors since January 1997. Prior to founding our company and from 1991 to 1996, Dr. Brann was a tenured Associate Professor at the University of Vermont. He also directed a research group at the National Institutes of Health, where he received the Boehringer award for his accomplishments in identifying and characterizing muscarinic receptor genes. He is on the editorial boards of two international scientific journals and is also an Adjunct Associate Professor at the University of California, San Diego. Dr. Brann received his Ph.D. in Pharmacology from the University of Vermont.

    THOMAS H. AASEN has served as our Vice President, Chief Financial Officer, Secretary and Treasurer since April 1998. From June 1996 to April 1998,
Mr. Aasen held the position of Senior Director of Finance and Administration at Axys Pharmaceuticals, formerly called Sequana Therapeutics, Inc. From
October 1991 to June 1996, he served as Director of Finance at Genta, Inc., a life sciences company. Earlier in his career, Mr. Aasen held various financial positions including Director of Accounting at Gen-Probe, Inc., a life sciences company, and Audit Manager at KPMG Peat Marwick. He has eighteen years of professional finance and accounting experience focused primarily on the life sciences industry. Mr. Aasen received his B.S. degree with honors from San Diego State University and is a Certified Public Accountant.


    ROBERT E. DAVIS, PH.D. has served as our Executive Vice President of Drug Discovery and Development since February 2001. He was a founding member of our Scientific Advisory Board and served as a consultant to us from November 2000 until becoming an employee. From January 1994 until October 2000, Dr. Davis held various positions at MitoKor, a development stage biotechnology company, ultimately serving as its President and Chief Scientific Officer. During his tenure, MitoKor grew from five to 110 employees. Earlier in his career, Dr. Davis held various positions at Parke-Davis Pharmaceutical Research, Warner-Lambert Company including Director of Neurodegenerative Diseases. In the latter capacity, Dr. Davis chaired or participated in research and development teams that advanced ten new chemical entities into clinical development, including the first drug approved by the FDA and other countries for Alzheimer's disease, Cognex. Dr. Davis serves on the editorial boards of a number of journals including NEUROBIOLOGY OF AGING, CURRENT OPINIONS IN INVESTIGATIONAL DRUGS AND EMERGING THERAPEUTICS. Dr. Davis completed his postdoctoral work at the University of California, Los Angeles. He received his Ph.D. in Psychobiology at the University of Illinois, Chicago.



    DOUGLAS E. RICHARDS has served as our Vice President of Business Development since January 2001. Prior to joining our company, Mr. Richards held the position of Vice President, Corporate Development at Signal Pharmaceuticals beginning in May 1998 and was responsible for closing several partnerships under which Signal retained significant commercial rights. From May 1995 to May 1998, Mr. Richards served at Bristol-Myers Squibb, most recently as Director of Biotechnology Licensing, where he was responsible for forging a number of major collaborations with biotechnology companies. Earlier in his career, Mr. Richards served in the corporate development department at Gensia, a biotechnology company, and previously held various positions at Eli Lilly. Mr. Richards received his M.B.A. from the University of Chicago and his M.S. in Molecular Biology from the University of Wisconsin.



    BO-RAGNAR TOLF, PH.D. has served as our Vice President, Chemistry and Managing Director of ACADIA Pharmaceuticals A/S since January 2001. From 1991 until joining us, Dr. Tolf held various positions at Astra including deputy head of preclinical research in the areas of central nervous system, or CNS, and pain disorders at Astra Zeneca, Vice President of Preclinical Research and Development at Astra Arcus, head of CNS Preclinical R&D at Astra Arcus, and Director of the Department of Medicinal Chemistry at Astra Arcus. From 1989 to 1991, Dr. Tolf was head of the Department of Medicinal Chemistry at Kabi. From 1985 to 1989, Dr. Tolf served as Manager of Pharmaceutical R&D at Pharmacia Ophthalmics AB. Dr. Tolf completed his postdoctoral work at Stanford Research Institute and at Stanford University. Dr. Tolf received his Master of Pharmaceutical Sciences degree and his Ph.D. in Organic Pharmaceutical Chemistry at the University of Uppsala in Sweden.


    LESLIE L. IVERSEN, PH.D. has served as a director of our company since April 1998 and is a founding member of our Scientific Advisory Board.
Dr. Iversen was elected Chairman of our board of directors in December 2000. Since 1999, Dr. Iversen has been a Professor of Pharmacology at King's College, London and Director of the Wolfson Centre for Age Related Diseases. Since 1995, he has also served as a Visiting Professor at the Department of Pharmacology, University of Oxford. Dr. Iversen is internationally recognized for his fundamental contributions to the understanding of neurotransmission. He is a Fellow of the Royal Society of London and a Foreign Associate Member of the US National Academy of Sciences. From 1987 to 1995, Dr. Iversen acted as Vice-President for Neuroscience for Merck Research Laboratories, the research division of the leading international pharmaceutical company Merck & Co., Inc. and, also served as served as Director of the Neuroscience Center of Merck Research Laboratories in the UK from 1983 to 1995. In addition, he was Director of the

Medical Research Council, Neurochemical Pharmacology Unit in Cambridge from 1970 to 1983. In 1995, Dr. Iversen founded Panos Therapeutics and currently serves as one of its directors. He received his Ph.D. and B.A. from the University of Cambridge.

    THOMAS EKLUND has served as a director of our company since September 2000. Since June 2000, Mr. Eklund has served as Investment Director of Alfred Berg ABN AMRO AB Capital Investment AB, a company organized in Sweden and majority owned by ABN AMRO NV, Netherlands. From June 1992 to May 2000, he had various positions within the Investment Banking division of Handelsbanken, a Swedish universal banking group, including the last three years as Vice President and head of the life science team within corporate finance. Mr. Eklund holds an M.B.A. from Stockholm School of Economics.

    ARNE GILLIN has served on our board of directors since January 1997. Since 1993, he has been Vice President of Dansk Kapitalanlaeg, the largest venture capital firm in Denmark. Prior to joining Dansk Kapitalanlaeg, Mr. Gillin's experience included serving as Chief Controller for Volund A/S and as Department Manager for Centralanstalten for Revision/KPMG C. Jespersen, an auditing company. Mr. Gillin also serves on the boards of directors of several other biopharmaceutical and technology companies. He is a State Authorized Public Accountant in Denmark.

    CARL L. GORDON, PH.D., CFA has served as a director of our company since June 2000. Since January 1998, Dr. Gordon has been a General Partner of OrbiMed Advisors LLC, a leading institutional healthcare investor. Prior to joining OrbiMed and from March 1995 to December 1997, Dr. Gordon was with Mehta and Isaly, where he was a Senior Analyst covering biotechnology. Dr. Gordon was a Fellow at The Rockefeller University. He received a Ph.D. in molecular biology from the Massachusetts Institute of Technology and a B.A. degree from Harvard University.

    LESTER J. KAPLAN, PH.D., D.SC. has served as a director of our company since November 1997. Dr. Kaplan is Corporate Vice President, Science & Technology and President, Research & Development and Global BOTOX-Registered Trademark- and a board member of Allergan, Inc. Dr. Kaplan joined Allergan in 1983 and, prior to being appointed to his current position, was Corporate Vice President, Research and Development from June 1992 to July 1996. Dr. Kaplan was elected to Allergan's board of directors in 1994, and is a member of its Science and Technology Committee. Dr. Kaplan is also a member of the board of directors of Allergan Specialty Therapeutics, Inc., and an Advisory Board Member to the Pediatric Cancer Research Foundation and Healthcare Ventures. Dr. Kaplan received his M.S. and Ph.D. in organic chemistry from the University of California, Los Angeles.

    POVL KROGSGAARD-LARSEN, PH.D. has served as a member of both our board of directors and our Scientific Advisory Board since January 1997. Since 1986,
Dr. Krogsgaard-Larsen has been Professor of Medicinal Chemistry at the Royal Danish School of Pharmacy and, from 1991 to 1992, was
F. Merz-Stiftungsgastprofessor at Goethe University in Frankfurt. He is a medicinal chemist who specializes in the study of compounds for treatment of neurological disorders. He serves on the board of directors of Carlsberg Foundation as a trustee of the Alfred Benzon Foundation and is the recipient of numerous awards such as the Astra Award, the Paul Erlich Prize and the W.Th. Nauta Award. Dr. Krogsgaard-Larsen is a member of the Royal Danish Academy of Sciences and Letters and the Danish Academy of Natural Sciences. He received his Ph.D. and D.Sc. from the Royal Danish School of Pharmacy and honorary doctorates from Louis Pasteur University and Uppsala University.

    TORSTEN RASMUSSEN has served as a director of our company since April 1998. Mr. Rasmussen has been CEO of Morgan Management ApS, a management advisory and consulting company, since 1997. Prior to founding Morgan Management ApS in 1997, Mr. Rasmussen held the position of Executive Vice President, Operations at the LEGO Group (LEGO A/S) in Denmark, since 1981. He currently serves as a board member in the capacity of chairman, deputy chairman or ordinary board member of a number of Danish companies of which the following are quoted on the Danish Stock Exchange:

Coloplast A/S, Bang & Olufsen A/S, TK Development A/S, Vestas Wind Systems A/S, Vest-Wood A/S and A/S Det Oestasiatiske Kompagni. Mr. Rasmussen holds an M.B.A. from IMD in Lausanne, Switzerland.

BOARD COMPOSITION

    Upon the closing of this offering, in accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes:

    - Class I directors, whose term will expire at the first annual meeting of stockholders following the closing of this offering;

    - Class II directors, whose term will expire at the second annual meeting of stockholders following the closing of this offering; and

    - Class III directors, whose term will expire at the third annual meeting of stockholders following the closing of this offering.

Our Class I directors will be Mr. Gillin, Dr. Iversen, and Mr. Eklund, our Class II directors will be Dr. Kaplan, Dr. Brann and Mr. Rasmussen and our Class III directors will be Dr. Gordon, Dr. Hacksell and Dr. Krogsgaard-Larsen. At each annual meeting of stockholders, after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of our company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

    Our compensation committee reviews and makes recommendations to the board concerning compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees.

DIRECTOR COMPENSATION

    Our directors currently receive a cash retainer of $3,000 per year for services on the board of directors or any committee thereof, and directors may be reimbursed for expenses in connection with attendance at board and committee meetings. In addition, all nonemployee directors are eligible to participate in our 2000 nonemployee directors' stock option plan. However, if a nonemployee director is not eligible to receive stock options by reason of the director's obligations to the director's employer or for any other reason, the director may elect to receive an additional cash retainer of $7,000 for each year.

    Our 2000 nonemployee directors' stock option plan provides for automatic stock option grants to nonemployee directors serving on the board. Each person who is elected or appointed for the first time to be a nonemployee director subsequent to the date of this offering will be granted an initial grant on the date of his or her election or appointment to the board to purchase 12,000 shares of our common stock.

    The 2000 nonemployee directors' stock option plan also provides that eligible nonemployee directors will, on the day following each annual meeting, automatically receive an annual grant to purchase 3,000 shares of our common stock commencing, as applicable, with the annual meeting in 2002. If, however, the person has not been serving as a nonemployee director for the entire period since the preceding annual meeting, the number of shares subject to the annual grant will be reduced pro rata for each full month period prior to the date of grant during which such person did not serve as a nonemployee director.

    The nonemployee director stock options will have a maximum term of ten years and generally must be exercised prior to the earliest of 18 months following the death of the nonemployee director, 12 months from the termination of service on the board by the nonemployee director due to a disability, three months from the termination of the service of the nonemployee director for any other reason, or the expiration of the original term of the stock option. One third of the shares issued under each initial grant of a nonemployee director option vest one year after the date of grant and one twelfth vest on a quarterly basis over the next two years. One quarter of the shares under each annual grant of a nonemployee director option vest each month following the date of grant. All options granted to nonemployee directors will be granted at the fair market value of the common stock on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION


    The following table sets forth information concerning the compensation that we paid during the fiscal year ended December 31, 2000, to our Chief Executive Officer and each of our other executive officers whose salary and bonus for the fiscal year exceeded $100,000 and who served as an executive officer of ours during the fiscal year.


                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                          ------------
                                                  ANNUAL COMPENSATION      SECURITIES
                                                 ----------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                       SALARY        BONUS       OPTIONS      COMPENSATION
---------------------------                      --------      --------   ------------   ------------
Uli Hacksell, Ph.D. ...........................  $237,944(1)   $55,310       100,000       $  8,500(2)
  Chief Executive Officer

Mark R. Brann, Ph.D. ..........................   223,478       44,696            --          8,500(2)
  President and Chief Scientific Officer

Thomas H. Aasen ...............................   184,026       48,500        35,000          8,500(2)
  Vice President and Chief Financial Officer

Leonard R. Borrmann, Pharm.D. .................   174,559           --            --        166,297
  Former Chief Executive Officer(3)

------------------------

(1) Dr. Hacksell's salary reflects amounts paid to him as our Executive Vice President before becoming our Chief Executive Officer in September 2000, and amounts paid to him as Chief Executive Officer after September 2000.

(2) Represents matching contribution of $8,500 paid by us to the account of these executive officers in our 401(k) Plan.

(3) Dr. Borrmann resigned as our Chief Executive Officer effective
    September 20, 2000. Amounts under "All Other Compensation" include a matching contribution of $8,500 paid by us to the account of Dr. Borrmann in our 401(k) Plan and an aggregate of $157,797 in payments to

    Mr. Borrmann in connection with his separation from us, including continuation of salary, bonus and accrued vacation.

EMPLOYMENT AGREEMENTS AND INDEBTEDNESS OF MANAGEMENT

    ULI HACKSELL, PH.D. We entered into an employment letter agreement with Uli Hacksell, Ph.D. dated December 21, 1998, providing for an initial annual salary of $212,835, subject to adjustment from time to time, plus bonuses based upon Dr. Hacksell's individual performance and our financial performance as determined by our board of directors, a signing bonus of $75,000 and an opportunity to acquire 200,000 shares of our common stock under our 1997 stock option plan. Dr. Hacksell's employment letter agreement also provided for reimbursement of specified expenses incurred by Dr. Hacksell in connection with his relocation to San Diego, California in an amount not to exceed $100,000. Under the terms of the agreement, Dr. Hacksell's stock options will become fully vested upon a change of control of our company. In September 2000, Dr. Hacksell was promoted from Executive Vice President of Drug Discovery to the position of Chief Executive Officer and his annual salary was raised to $275,000. If we terminate Dr. Hacksell's employment for reasons other than cause, the employment letter agreement obligates us to pay Dr. Hacksell a severance of the continuation of his salary and other benefits he may be receiving at the time of termination for the one year period following his termination.


    In May 2000, we loaned $100,000 to Dr. Hacksell to assist with the purchase of a residence in connection with his relocation to San Diego, California. Under the terms of a Secured Promissory Note dated May 11, 2000, the principal amount of the loan plus accrues interest at prime and will be due and payable at the end of four years, or earlier in the event of a termination of employment.
Dr. Hacksell has pledged any shares he receives upon exercise of options as collateral for the loan.


    MARK R. BRANN, PH.D. We entered into an employment agreement with Mark R. Brann, Ph.D. dated January 31, 1997, providing for an initial annual salary of $160,000, subject to adjustment from time to time, plus bonuses to be paid solely at the discretion of our board of directors based on Dr. Brann's achievement of reasonable, measurable performance objectives established by our board of directors at the beginning of each fiscal year. The agreement obligates us, following a termination of Dr. Brann's employment under select circumstances, to pay Dr. Brann a severance of the continuation of his salary and other benefits he may be receiving at the time of termination for the two year period following his termination.

    THOMAS H. AASEN.  We entered into an employment letter agreement with Thomas
H. Aasen, dated March 4, 1998, providing for an initial annual salary of $160,000, subject to adjustment from time to time, plus bonuses based upon Mr. Aasen's individual performance and our financial performance as determined by our board of directors, a signing bonus of $20,000 and an opportunity to acquire 75,000 shares of common stock under our 1997 stock option plan. Under the terms of the agreement, Mr. Aasen's stock options will become fully vested upon a change of control of our company. If we terminate Mr. Aasen's employment for reasons other than cause, we are obligated to pay Mr. Aasen a severance of the continuation of his salary and other benefits he may be receiving at the time of termination for the one year period following his termination.

    LEONARD R. BORRMANN, PHARM.D. We entered into an employment letter agreement with Leonard R. Borrmann, Pharm.D., dated April 17, 1998, providing for an initial annual salary of $220,000, subject to adjustment from time to time, plus bonuses to be paid solely at the discretion of our board of directors based on Dr. Borrmann's achievement of reasonable, measurable performance objectives established by our board of directors at the beginning of each fiscal year, a signing bonus of $50,000 and an opportunity to acquire 300,000 shares of our common stock under our 1997 stock option plan. Dr. Borrmann resigned as our Chief Executive Officer effective September 20, 2000. In connection with his resignation, we entered into a separation agreement with Dr. Borrmann that provided for the continuation of salary for an additional year from the date of his resignation, the payment of a bonus for the period of service in 2000 and cash payment of accrued vacation time. The agreement also provides for the acceleration of vesting of options to purchase 31,250 shares of our common stock and that all of Dr. Borrmann's options will remain exercisable until September 2007.

OPTION GRANTS IN 2000


    The following table sets forth, as to the named executive officers, information concerning stock options granted to purchase shares of our common stock under our 1997 stock option plan during the fiscal year ended
December 31, 2000. Except as otherwise noted below, 25% of the option vests on the one year anniversary of employment and the remainder vest in a series of equal monthly installments beginning on the month following the one year anniversary of employment and continuing over the next three years of service. The percentage of total options is based upon options to purchase an aggregate of 398,250 shares of common stock granted to employees under our 1997 stock option plan in 2000.



    Options were granted by our board at an exercise price determined by them in good faith to be the fair market value of our common stock as of the date of grant. In determining the fair market value of our common stock the board considered various factors, including our financial condition and business prospects, the stage of development of our company and our achievement of key technical and business milestones, the absence of a public market for our common stock and the risks normally associated with technology companies.



    Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term, based on an assumed initial public offering price of $14.00 per share, and are not predictive of our future gains, if any. There is a substantial disparity between the exercise price of the options and the assumed public offering price. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon an initial public offering price of $14.00, minus the applicable per share exercise price.



                                                  INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                 ---------------------------------------------------      VALUE AT ASSUMED
                                 NUMBER OF    PERCENTAGE OF                                 ANNUAL RATES
                                 SECURITIES   TOTAL OPTIONS                                OF STOCK PRICE
                                 UNDERLYING    GRANTED TO     EXERCISE                      APPRECIATION
                                  OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------
NAME                              GRANTED      FISCAL YEAR      SHARE        DATE          5%          10%
----                             ----------   -------------   ---------   ----------   ----------   ----------
Uli Hacksell, Ph.D............    100,000         25.1%         $1.00     10/01/2010   $2,180,452   $3,531,239
Mark R. Brann, Ph.D...........         --           --             --             --           --           --
Thomas H. Aasen...............     35,000          8.8           1.00      6/28/2010   $  763,158   $1,235,934
Leonard R. Borrmann, Pharm.D..         --           --             --             --           --           --

2000 YEAR END OPTION VALUES

    The following table sets forth information concerning stock options to purchase common stock held at December 31, 2000 by each of the named executive officers.


                                                         NUMBER OF
                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS         IN THE MONEY OPTIONS AT
                                                   AT DECEMBER 31, 2000          DECEMBER 31, 2000(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Uli Hacksell, Ph.D............................     91,667        208,333      $1,210,004     $2,739,996
Mark R. Brann, Ph.D...........................     62,500        137,500         818,750      1,801,250
Thomas H. Aasen...............................     50,000         60,000         670,000        790,000
Leonard R. Borrmann, Pharm.D.(2)..............    200,000             --       2,680,000             --


------------------------


(1) There was no public trading market for our common stock at December 31, 2000. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $14.00 per share minus the applicable per share exercise price.


(2) At the time of Dr. Borrmann's resignation, he held options to purchase 200,000 shares of our common stock that are exercisable and will remain exercisable until September 20, 2007 under the terms of his separation agreement.

EMPLOYEE BENEFIT PLANS

    1997 STOCK OPTION PLAN. In January 1997, we adopted our 1997 stock option plan. A total of 2,700,000 shares of common stock are authorized for issuance under the 1997 stock option plan, as amended in April 1999 and November 2000. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for grant.

    The 1997 stock option plan permits the grant of options to our directors, officers, other employees and consultants. Options may be either incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. Except in specified circumstances, no person may be granted options covering more than 500,000 shares of common stock in any calendar year.

    The 1997 stock option plan is administered by the board of directors. The board may delegate the authority to administer the plan to a committee of directors or to one or more executive officers. In connection with this offering, the board will designate the compensation committee to administer the plan. Subject to the limitations set forth in the plan or limitations created by the board, the administrator has the authority to select the eligible persons to whom option grants are to be made, to designate the number of shares to be covered by each option, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to specified restrictions, to specify other terms of option grants under the plan.

    The maximum term of options granted under the plan is ten years. Options granted under the 1997 stock option plan are generally nontransferable. Options granted under the 1997 stock option plan vest at the rate determined by the administrator as specified in the option agreement.

    In the event of an acquisition event amounting to a change in control of our ownership as defined in the 1997 stock option plan, our board of directors has the discretion to provide that all outstanding stock options under the plan may be assumed or substituted by the surviving entity. As an alternative or in addition, our board may provide that outstanding options will become exercisable in full at a specified date prior to the change of control and that all unexercised options will terminate immediately prior to the change of control. In addition, options granted to our employees in Denmark under the 1997 stock option plan require the option holders, in some circumstances, to sell all of their shares and other securities of our company upon request by a group of our major stockholders under our amended and restated stockholders agreement on terms negotiated between those major stockholders and the proposed buyer.

    Our board of directors may amend or terminate the 1997 stock option plan at any time. Amendments will generally be submitted for stockholder approval to the extent required by applicable law.


    At December 31, 2000, we had issued and outstanding under the 1997 stock option plan options to purchase 1,540,154 shares of common stock and 397,117 shares had been purchased upon the exercise of previously held options. The exercise prices for each of these outstanding options ranges from $0.01 per share to $2.00 per share.


    2000 EQUITY INCENTIVE PLAN. In December 2000, we adopted our 2000 equity incentive plan. A total of 3,300,000 shares of common stock will be authorized for issuance under the plan and the 1997 stock option plan. There are 2,902,883 shares reserved for issuance under the 2000 equity incentive plan subject to reduction for shares exercised under our 1997 stock option plan. The plan includes an "evergreen" provision providing that an additional number of shares will automatically be added annually to the shares authorized for issuance under the plan and the 1997 stock option plan. The number of shares added at our annual meeting each year beginning in 2002 will be equal to the least of:

    - five percent of our outstanding capital stock as of the record date for the applicable annual meeting;

    - 1,500,000; and

    - an amount determined for such year by our board of directors.

Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant.

    The 2000 equity incentive plan permits the grant of options to our directors, officers, other employees and consultants. Options may be either incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. In addition, the plan permits the grant of stock bonuses and rights to purchase restricted stock. Except in specified circumstances, no person may be granted options covering more than 1,000,000 shares of common stock in any calendar year.

    The 2000 equity incentive plan is administered by the board of directors or a committee appointed by the board. Subject to the limitations set forth in the plan, the committee has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to specified restrictions, to specify other terms of awards.

    The maximum term of any option granted under the plan is ten years. Incentive stock options granted under the plan are generally nontransferable. Nonstatutory stock options are generally nontransferable, although the applicable option agreement may permit some transfers. Options generally expire three months after the termination of an optionholder's service. However, if an optionholder is permanently disabled, or dies, during his or her service, that person's options generally may be exercised up to 12 months following disability or up to 18 months following death.

    The exercise price of options granted under the 2000 equity incentive plan will be determined by the board of directors or committee in accordance with the guidelines set forth in the plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option generally cannot be less than 85% of the fair market value of the common stock on the date of grant.

    Options granted under the plan vest at the rate determined by the board of directors or committee as specified in the option agreement. The terms of any stock bonuses or restricted stock purchase awards granted under the plan will be determined by the board of directors or committee. The purchase price of restricted stock under any restricted stock purchase agreement will be determined by the board of directors or committee and will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the plan will generally be nontransferable, although the applicable award agreement may permit some transfers.

    In the event of a corporate transaction amounting to a change of control in our ownership as defined in the 2000 equity incentive plan, all outstanding stock awards under the plan must either be assumed or substituted for by the surviving entity. In the event the surviving entity does not assume or substitute for the stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change of control and the awards will terminate to the extent not exercised prior to the change of control.

    The board of directors may amend or terminate the 2000 equity incentive plan at any time. Amendments will be submitted for stockholder approval to the extent required by applicable law.

    The 2000 equity incentive plan will take effect upon the consummation of this offering.

    2000 NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN. In December 2000, we adopted our 2000 nonemployee directors' stock option plan. A total of 200,000 shares of common stock are authorized for issuance under the plan. Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant.

    The plan permits the grant of options to our nonemployee directors. Options under the 2000 nonemployee directors' stock option plan may only be nonstatutory stock options. See also the discussion under " --Director Compensation" regarding automatic grants to nonemployee directors under the plan and the terms of those grants.

    The plan is administered by the board of directors. Subject to the limitations set forth in the plan, the board has the authority to construe and interpret the plan and options granted under it, and to establish, amend and revoke rules and regulations for its administration and to specify the terms of options granted under the plan.

    In the event of a corporate transaction amounting to a change of control in our ownership as defined in the 2000 nonemployee directors' stock option plan, all outstanding stock awards under the plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute for the stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change of control and the awards will terminate to the extent not exercised prior to the change of control. Amendments to the plan will generally be submitted for stockholder approval to the extent required by applicable law.

    The 2000 nonemployee directors' stock option plan will take effect upon completion of this offering.

    2000 EMPLOYEE STOCK PURCHASE PLAN. In December 2000, we adopted the 2000 employee stock purchase plan. A total of 150,000 shares of common stock has been reserved for issuance under the purchase plan. The plan includes an "evergreen" provision providing that an additional number of shares will automatically be added annually to the shares authorized for issuance under the plan. The number of shares added at our annual stockholder meeting each year beginning in 2002 will be the least of:

    - one percent of our outstanding capital stock;

    - 250,000; and

    - an amount expressly determined for such year by our board of directors.

    The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the purchase plan, the board of directors may authorize participation by eligible employees, including executive officers, in periodic offerings following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and continue for two years thereafter.

    Unless otherwise determined by the board of directors, employees are eligible to participate in the purchase plan only if they are employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the purchase plan. The amount withheld is then used to purchase shares of common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically upon termination of employment.

    In the event of a merger, reorganization, consolidation or liquidation, or other change of control, each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation. In the event that the rights are not assumed or substituted, then all sums collected by payroll deductions will be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided however, that no such action may adversely affect any outstanding rights to purchase common stock.

    The 2000 employee stock purchase plan will take effect upon completion of this offering.

    401(k) PLAN. We adopted a 401(k) Plan effective January 1, 1997. All regular employees who are 21 years or older, with the exception of post doctoral training fellows and graduate student training fellows, are eligible to participate in the plan on the first day of January, April, July or October following their date of hire. These participants may contribute up to 15% of their current compensation, subject to a statutorily prescribed annual dollar limit set by the IRS. Participant contributions are held in a trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We make matching contributions to the 401(k) Plan on behalf of each participant in an amount equal to 100% of the participant's salary reduction contributions up to 5% of the participant's annual compensation. In addition, we may make discretionary and special contributions each year, although we have not done so to date. Each participant is fully vested in his or her salary reduction contributions and our matching and special contributions to the 401(k) Plan. We adopted the Safe Harbor Contribution Plan Amendment in January 1999. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) Plan.

                           RELATED PARTY TRANSACTIONS

    The following is a description of transactions since January 1, 1997 to which we have been a party and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under "Management." See "Principal Stockholders" for more detail regarding the relationship of these parties to our directors, executive offers and principal stockholders.

    The following executive officer and principal stockholders purchased securities in the amounts and on the dates shown:

                                    SERIES A    SERIES B    SERIES C    SERIES D     SERIES E
                         COMMON     PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED
PURCHASER                 STOCK     STOCK(1)    STOCK(2)    STOCK(3)    STOCK(4)     STOCK(5)    WARRANTS(6)   WARRANTS(7)
---------               ---------   ---------   ---------   ---------   ---------   ----------   -----------   -----------
EXECUTIVE OFFICER

Mark R. Brann, Ph.D.,
  President, Chief
  Scientific Officer
  and Director(9).....  1,523,088         --          --           --         --            --         --            --

PRINCIPAL STOCKHOLDERS

Danske Kapitalanlaeg
  Aktieselskab(10)....     58,824    588,235     176,471           --    185,000       400,000     58,824        58,824

Kommunernes
  Pensionsforsikring
  A/S(10).............     58,824    588,235     176,471           --    185,000       400,000     58,824        58,824

Lonmodtagernes
  Dyrtidsfond(10).....     58,824    588,235     176,471           --    185,000       266,667     58,824        58,824

BankInvest
  affiliates(10)......     58,824    588,235     176,471           --         --            --     58,824        58,824

Allergan Sales,
  Inc.................         --         --          --    1,000,000         --            --         --            --

ABN AMRO Ventures
  BV..................         --         --          --           --    750,000            --         --            --

OrbiMed Advisors LLC
  affiliates..........         --         --          --           --         --       666,667         --            --

Hambrecht & Quist
  Capital Management,
  Inc. and
  affiliates..........         --         --          --           --         --       666,667         --            --

S.V. Penelope Jones,
  Ph.D.(11)...........    147,936         --          --           --         --            --         --            --

OTHER TRANSACTION
  INFORMATION

Price per share.......    Various    $  2.55     $  4.00    $    6.00    $  6.75    $     7.50         --            --

Date(s) of purchase...    Various       2/97        8/97         9/97       8/98    5/00, 6/00       2/97          2/97


PURCHASER               WARRANTS(8)
---------               -----------
EXECUTIVE OFFICER
Mark R. Brann, Ph.D.,
  President, Chief
  Scientific Officer
  and Director(9).....        --
PRINCIPAL STOCKHOLDERS
Danske Kapitalanlaeg
  Aktieselskab(10)....    41,607
Kommunernes
  Pensionsforsikring
  A/S(10).............    41,607
Lonmodtagernes
  Dyrtidsfond(10).....    41,607
BankInvest
  affiliates(10)......    41,607
Allergan Sales,
  Inc.................    33,151
ABN AMRO Ventures
  BV..................        --
OrbiMed Advisors LLC
  affiliates..........        --
Hambrecht & Quist
  Capital Management,
  Inc. and
  affiliates..........        --
S.V. Penelope Jones,
  Ph.D.(11)...........        --
OTHER TRANSACTION
  INFORMATION
Price per share.......        --
Date(s) of purchase...      3/98


------------------------

 (1) In February 1997, we sold in a private placement 2,372,548 shares of Series A preferred stock in exchange for an aggregate purchase price of $6,049,997 in cash. The shares of Series A preferred stock were sold under a Series A preferred stock purchase agreement dated February 3, 1997. Upon the closing of this offering, each share of Series A preferred stock will be converted into one share of common stock.

 (2) In August 1997, we sold in a private placement 738,384 shares of Series B preferred stock in exchange for an aggregate purchase price of $2,953,536 in cash. The shares of Series B preferred stock were sold under a Series B preferred stock purchase agreement dated August 12, 1997.

     Upon the closing of this offering, each share of Series B preferred stock will be converted into one share of common stock.

 (3) In September 1997, we sold in a private placement 1,000,000 shares of Series C preferred stock to Vision Pharmaceuticals L.P., now Allergan Sales, Inc., in exchange for an aggregate purchase price of $6,000,000 in cash. The shares of Series C preferred stock were sold under a stock purchase agreement dated September 24, 1997. Upon the closing of this offering, each share of Series C preferred stock will be converted into one share of common stock.

 (4) In August 1998, we sold in a private placement 1,581,653 shares of Series D preferred stock in exchange for an aggregate purchase price of $10,676,158 in cash. The shares of Series D preferred stock were sold under a Series D preferred stock purchase agreement dated August 26, 1998. Upon the closing of this offering, each share of Series D preferred stock will be converted into one share of common stock.

 (5) In May and June 2000, we sold in a private placement 2,933,335 shares of Series E preferred stock in exchange for an aggregate purchase price of $22,000,013 in cash. The shares of Series E preferred stock were sold under a Series E preferred stock purchase agreement dated May 5, 2000. Upon the closing of this offering, each share of Series E preferred stock will be converted into one share of common stock.

 (6) In February 1997 in connection with our Series A preferred stock financing, we issued warrants to purchase an aggregate of 237,257 shares of our common stock at an exercise price of $6.00 per share, which warrants were exercised in December 1997.

 (7) In February 1997 in connection with our Series A preferred stock financing, we issued warrants to purchase an aggregate of 237,257 shares of our common stock at an exercise price of $12.00 per share, which warrants remain unexercised. These warrants expire in February 2002.

 (8) In March 1998, we issued warrants to purchase an aggregate of 202,043 shares of our common stock at an exercise price of $15.00 per share. These warrants expired in June 2000.


 (9) The shares of common stock reflected in the table were issued upon our reincorporation in January 1997 in Delaware. We were previously incorporated in Vermont. Dr. Brann originally acquired 250 shares of common stock of the Vermont corporation for $250 in cash, which shares were exchanged for the shares of our common stock described above. Dr. Brann transferred record ownership of 687,575 shares of common stock to S.V. Penelope Jones, Ph.D. in connection with a marital settlement. For a description of current ownership, please refer to "Principal Stockholders."


 (10) The shares of common stock purchased by these stockholders and their affiliates were issued in December 1997 upon the exercise of the warrants described in footnote (6) above.


 (11) The 147,936 shares of common stock reflected in the table were issued upon the exercise of stock options granted under our 1997 stock option plan at an aggregate exercise price of $1,479. Dr. Jones subsequently acquired record ownership of an additional 687,575 shares of common stock from Dr. Brann as described in footnote (9) above. For a description of current ownership, please refer to "Principal Stockholders."


    We entered into other agreements in connection with the purchases of our preferred stock described above. Under one of these agreements, our amended and restated stockholders agreement, some of our stockholders acquired registration rights. See "Description of Capital Stock--Registration Rights" for a description of these registration rights. Further, we agreed with our stockholders on restrictions on the issuance and transfer of shares of our capital stock, rights of first refusal, voting rights relating to the election of directors and provisions requiring all parties to the agreement to sell their shares if requested by a group of major stockholders, all of which restrictions and rights are not applicable to, and will terminate upon the closing of, this offering. Similarly, our purchase agreement with Vision Pharmaceuticals L.P., now Allergan
Sales, Inc., included a right of first refusal which is not applicable to, and will terminate upon the closing of, this offering.

    In January and February 1999 and in connection with our Series A preferred stock financing, Dr. Brann assigned his intellectual property rights relating to mass drug screening and related technology to us.

    In July 1999, we entered into a collaborative research, development and license agreement with Allergan, Inc., Allergan Sales, Inc. and Allergan Pharmaceuticals (Ireland) Limited, Inc., related to our muscarinic glaucoma program. In September 1997, we entered into a collaboration research, development and license agreement with Allergan, Inc. and Vision Pharmaceuticals L.P., now Allergan Sales, Inc., related to our functional genomics and discovery efforts. One provision of the September 1997 agreement grants Allergan limited rights of negotiation in the event of a proposed acquisition of our company. For a more detailed discussion of our agreements with Allergan, refer to "Business--Collaborations."

    Mr. Eklund, a member of our board of directors, held various positions from June 1992 to May 2000 within the Investment Banking division of Handelsbanken, a Swedish universal banking group. In August 1998, Handelsbanken served as placement agent in our Series D preferred stock financing and received a placement agent fee of $413,000.


    Dr. Iversen, a member of our board of directors, and his wife, Susan Iversen, Ph.D., are currently employed by Oxford University. Oxford University has provided pharmacology services to us from time to time. From January 1, 1997 through December 31, 2000, we have paid an aggregate of $71,600 to Oxford University in consideration for services.



    S.V. Penelope Jones, Ph.D. was formerly employed by us. From November 3, 1997 through December 4, 1998, the date of her termination, we paid an aggregate of $101,727 in salary and bonus to Dr. Jones. On December 4, 1998, we entered into an agreement with Dr. Jones under which she provided cellular physiology and other scientific consulting services to us. From December 4, 1998 to December 3, 1999, we paid an aggregate of $93,500 to Dr. Jones in consideration of these services. Dr. Jones is currently a professor at the University of California, San Diego, or UCSD. UCSD provides laboratory services to us under the terms of a services agreement. From December 1, 1999 through December 31, 2000, we have paid an aggregate of $50,000 to UCSD in consideration for services.


    Some of our directors are associated with our major stockholders as indicated in the table below:


DIRECTOR                                        MAJOR STOCKHOLDER(S)
--------                      ---------------------------------------------------------
Thomas Eklund..............   ABN AMRO Ventures BV
Arne J. Gillin.............   Danske Kapitalanlaeg Aktieselskab
Carl L. Gordon, Ph.D.......   OrbiMed Advisors LLC affiliates
Leslie L. Iversen, Ph.D....   BankInvest affiliates
Lester J. Kaplan, Ph.D.....   Allergan Sales, Inc.
Torsten Rasmussen..........   Kommunernes Pensionsforsikring A/S and Lonmodtagernes
                              Dyrtidsfond


    We expect to enter into indemnification agreements with each of our directors and executive officers.

                             PRINCIPAL STOCKHOLDERS


    Except as otherwise noted, the following table sets forth selected information known to us with respect to beneficial ownership of our common stock at December 31, 2000 by:


    - each stockholder we know to be the beneficial owner of more than five percent of our common stock;

    - each of our directors;

    - each of our named executive officers; and

    - all of our executive officers and directors as a group.

    Except where otherwise indicated below, the address of the stockholders listed below is our address, 3911 Sorrento Valley Boulevard, San Diego, California 92121.


    The following table reflects the number of shares of our common stock outstanding at December 31, 2000 and the automatic conversion of all outstanding shares of our convertible preferred stock into 8,625,920 shares of common stock.



                                                                               PERCENTAGE OF SHARES
                                                                                BENEFICIALLY OWNED
                                                  NUMBER OF SHARES      -----------------------------------
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED(1)   BEFORE OFFERING   AFTER OFFERING(2)
------------------------                        ---------------------   ---------------   -----------------
5% STOCKHOLDERS
Danske Kapitalanlaeg Aktieselskab(3)..........        1,467,354               13.5%              9.3%
Kommunernes Pensionsforsikring A/S(4).........        1,467,354               13.5               9.3
Lonmodtagernes Dyrtidsfond(5).................        1,334,021               12.3               8.4
Allergan Sales, Inc. affiliates(6)............        1,000,000                9.3               6.3
BankInvest affiliates(7)......................          882,354                8.1               5.6
S.V. Penelope Jones, Ph.D.(8).................          835,511                7.7               5.3
ABN AMRO Ventures BV(9).......................          750,000                7.0               4.8
Hambrecht & Quist Capital Management,
  Inc.(10)....................................          666,667                6.2               4.2
OrbiMed Advisors LLC affiliates(11)...........          666,667                6.2               4.2

DIRECTORS AND EXECUTIVE OFFICERS
Uli Hacksell, Ph.D.(12).......................          100,000                  *                 *
Mark R. Brann, Ph.D.(13)......................        1,593,921               14.7              10.1
Thomas H. Aasen(14)...........................           53,125                  *                 *
Leslie L. Iversen, Ph.D.(7)(15)...............            8,500                  *                 *
Torsten Rasmussen(4)(5)(16)...................            4,000                  *                 *
Arne J. Gillin(3).............................        1,469,354               13.5               9.3
Lester J. Kaplan, Ph.D.(6)....................        1,006,000                9.3               6.4
Thomas Eklund(9)..............................          750,000                7.0               4.8
Carl L. Gordon, Ph.D.(11).....................          666,667                6.2               4.2
Povl Krogsgaard-Larsen, Ph.D., D.Sc.(17)......            4,500                  *                 *
Leonard R. Borrmann, Pharm.D.(18).............          200,000                1.8               1.3
All current directors and executive officers
  as a group (10 persons)(19).................        5,656,067               51.9              35.6


------------------------

* Represents beneficial ownership of less than 1% of our outstanding common stock.


 (1) Unless otherwise indicated below, the persons and entities named in the table above have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options or warrants that are currently exercisable or are exercisable within 60 days of December 31, 2000 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


 (2) See discussion under "Underwriting" regarding the overallotment option to the underwriters.


 (3) Reflects 1,408,530 shares owned by Dansk Kapitalanlaeg, a publicly held Danish corporation, Aktieselskab and includes 58,824 shares issuable upon the exercise of stock warrants. Mr. Gillin is a Vice President of Dansk Kapitalanlaeg Aktieselskab and he disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Included in the beneficially owned shares of Mr. Gillin are 2,000 shares issuable to him upon the exercise of stock options. The address for Dansk Kapitalanlaeg Aktieselskab is 103 Gothersgade, P.O. Box 1080, Copenhagen K Denmark.



 (4) Reflects 1,408,530 shares owned by Kommunernes Pensionsforsikring A/S and includes 58,824 shares issuable upon the exercise of stock warrants.
     Mr. Rasmussen represents Kommunernes Pensionsforsikring A/S on our board of directors and disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Any two of the following three individuals may make voting or investment decisions regarding the shares: Neils Hougaard, Head of Investments, Jens Bisgaard-Frantzen, Head of Equities, and Erling Skorstad, Head of Fixed Income. The address for Kommunernes Pensionsforsikring A/S is Krumptappen 2, 2500 Valby Denmark.



 (5) Reflects 1,275,197 shares owned by Lonmodtagernes Dyrtidsfond and includes 58,824 shares issuable upon the exercise of stock warrants. Mr. Rasmussen represents Lonmodtagernes Dyrtidsfond on our board of directors and disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Hans Jorgen Madsen, Manager, Head of Department, holds the voting and investment power over these shares. The address for Lonmodtagernes Dyrtidsfond is Vendersgade 28, DK-1363, Copenhagen K Denmark.



 (6) Reflects 1,000,000 shares owned by Allergan Sales, Inc. Dr. Kaplan is President, Research and Development and Global BOTOX at Allergan, Inc., a public company which is the parent company of Allergan Sales, Inc., and he disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Included in the beneficially owned shares of Dr. Kaplan are 6,000 shares issuable to him upon the exercise of stock options. The address for Allergan Sales, Inc. is 2525 Dupont Drive,
     P.O. Box 19534, Irvine, California.



 (7) Reflects 411,764.5 shares owned by BankInvest 7 Biotechnology and 411,765.5 shares owned by BankInvest 1 Danske Aktier, and includes a total of 58,824 shares issuable upon the exercise of stock warrants. Dr. Iversen represents BankInvest 7 Biotechnology and BankInvest 1 Danske Aktier on our board of directors and disclaims beneficial ownership of shares in which he does not have a pecuniary interest. BankInvest 7 and BankInvest 1 are both open ended investment associations that are listed on the Copenhagen Stock Exchange. The address for both BankInvest 7 Biotechnology and BankInvest 1 Danske Aktier is Toldbodgade 33, P.O. Box 9011, DK-22, Copenhagen K Denmark.


 (8) 687,575 of the shares held by Dr. Jones are subject to the terms of a voting agreement that permits Dr. Brann to direct the voting of the shares.


 (9) Reflects 750,000 shares owned by ABN AMRO Ventures BV, which is majority owned by ABN AMRO NV, a publicly held company incorporated in the Netherlands. Mr. Eklund is Investment Director of Alfred Berg ABN AMRO AB Capital Investment AB, a company majority owned by ABN AMRO NV, and he disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address for ABN AMRO Ventures BV is Foppingadreof 22, Amsterdam, P.O. Box 283, 1000 EA Amsterdam, Netherlands.

 (10) Reflects 400,000 shares owned by H&Q Healthcare Investors and 266,667 shares owned by H&Q Life Sciences Investors, each of which is a publicly traded closed-end mutual fund. Hambrecht and Quist Capital Management is the fund manager of H&Q Healthcare Investors and H&Q Life Sciences Investors. The address for Hambrecht and Quist Capital Management, Inc. is 50 Rowes Wharf, Boston, Massachusetts.



 (11) Reflects 400,000 shares owned by Eaton Vance Worldwide Health Sciences Fund and 266,667 shares owned by Finsbury Worldwide Pharmaceutical Trust. Dr. Gordon is a General Partner of OrbiMed Advisors LLC, which provides investment advisory services to Eaton Vance Worldwide Health Sciences Fund and Finsbury Worldwide Pharmaceutical Trust, and holds voting and investment power over the shares held by both those funds. Dr. Gordon disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address of OrbiMed Advisors LLC is 767 Third Avenue, 6th Floor, New York, New York 10017-2023.



 (12) Reflects 100,000 shares issuable upon the exercise of stock options.



 (13) Reflects 835,513 shares held by Dr. Brann, 70,835 shares issuable upon the exercise of stock options and 687,575 shares held by Dr. Jones of which Dr. Brann has the power to direct the voting under the terms of a voting agreement. Dr. Brann disclaims beneficial ownership of shares subject to the voting agreement.



 (14) Reflects 53,125 shares issuable upon the exercise of stock options.


 (15) Reflects 8,500 shares issuable upon the exercise of stock options.

 (16) Reflects 4,000 shares issuable to Morgan Management ApS, a Danish corporation in which Mr. Rasmussen has a controlling interest, upon the exercise of stock options.


 (17) Reflects 4,500 shares issuable upon the exercise of stock options.



 (18) Reflects 200,000 shares issuable upon the exercise of stock options. Dr. Borrmann resigned as our Chief Executive Officer effective September 20, 2000.



 (19) Includes 234,563 shares issuable upon the exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK


    Following the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. At
December 31, 2000, and assuming the conversion of all outstanding preferred stock into common stock immediately prior to the closing of this offering there were outstanding 10,783,382 shares of common stock held of record by 40 stockholders, warrants to purchase 237,257 shares of common stock and options to purchase 1,540,154 shares of common stock.


COMMON STOCK

    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Following the conversion of our outstanding preferred stock into common stock in connection with this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. The issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, there are no shares of preferred stock outstanding and we have no plans to issue any of the preferred stock.

WARRANTS

    Upon completion of this offering, we will have outstanding warrants to purchase an aggregate of 237,257 shares of common stock at an exercise price of $12.00 per share. These warrants expire in February 2002 or on the occurrence of specified events, whichever occurs first.

ANTI-TAKEOVER PROVISIONS

DELAWARE LAW

    We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation's outstanding voting stock. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

CHARTER AND BYLAW PROVISIONS

    Our certificate of incorporation and bylaws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that special meetings of our stockholders may only be called by the Chairman of our board of directors or a majority of our board of directors.

REGISTRATION RIGHTS

    Following 180 days after the completion of this offering, under the terms of our amended and restated stockholders agreement, the holders of 8,625,920 shares of our common stock and warrants to purchase an aggregate of 237,257 shares of our common stock will have the right to demand that we register their shares, subject to limitations, under the Securities Act on Form S-1 or Form S-2 or similar forms. In addition, at any time after we become eligible to file a registration statement on Form S-3, these holders will have the right to demand that we register their shares, subject to limitations, on Form S-3 or similar form. In addition, these holders are entitled under the agreement, subject to limitations, to require us to include their shares in future registration statements that we may file for our own account or for the account of other stockholders.

    We are generally required to bear all of the expenses of these registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock entitled to these registration rights would result in the shares becoming freely tradable without restriction under the Securities Act. Upon completion of this offering, the registration rights with respect to the shares held by any party to the amended and restated stockholders agreement will terminate if the stockholder holds less than 1% of the then outstanding shares of common stock and the stockholder's shares are entitled to be resold without restriction under Rule 144 promulgated under the Securities Act.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


    Upon completion of this offering, we will have outstanding 15,783,382 shares of common stock, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options that do not expire upon the closing. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 10,783,382 shares held by existing stockholders are subject to various lockup agreements providing that, with limited exceptions, the stockholder will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of common stock or any option to purchase shares of common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after public trading commences without the prior written consent of Robertson Stephens, Inc. As a result of these lockup agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be salable until 180 days after the public trading commences. Beginning 180 days after public trading commences, 10,783,382 of these shares will be eligible for sale in the public market, although all but 2,238,944 shares will be subject to certain volume limitations. Thereafter, 1,200,001 of these shares will become eligible for sale without volume limitations starting in 2002. In addition, at December 31, 2001, there were outstanding options to purchase 1,540,154 shares common stock. All of such options will be subject to lockup agreements. Robertson Stephens, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lockup agreements.


    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned unregistered shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:


    - 1% of the number of shares of common stock then outstanding, which will equal approximately 107,834 shares immediately after this offering; or


    - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to specific manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with specific restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all shares issued pursuant to Rule 701 are subject to lockup agreements and will only become eligible for sale at the earlier of the expiration of the 180 day lockup period or no sooner than 90 days after the offering upon obtaining the prior written consent of Robertson Stephens, Inc.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person who holds our common stock other than:

    - a citizen or resident of the United States;

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

    - an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

    - a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

    This discussion does not consider:


    - state, local or foreign tax consequences;


    - the tax consequences for the stockholders or beneficiaries of a Non-U.S. Holder;


    - special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and United States expatriates; or



    - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction" or a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, also known as the Code.



    The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the Unites States Internal Revenue Service or an opinion of counsel with respect to the federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder under the Code. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.


DIVIDENDS


    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the deduction, or such lower rate as may be provided by an applicable income tax treaty.



    Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if any income tax treaty applies, attributable to a permanent establishment in the United States, known as "United States trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any

United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under limited circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.


    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000, a Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:


    - the gain is United States trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder;


    - the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

    - the Non-U.S. Holder is subject to tax pursuant to the provisions of the Untied States tax law applicable to selected United States expatriates; or

    - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.


    Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.


FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

    Under some circumstances, United States Treasury Regulations require information reporting and backup withholding at a rate of 31% on specified payments on our common stock. Under currently applicable law, Non-U.S. Holders of our common stock, generally will be exempt from backup withholding on dividends paid prior to 2001 to an address outside the United States. For dividends paid after 2000, however, a Non-U.S. Holder of our common stock that fails to certify its Non-U.S. Holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding at a rate of 31% of dividends.

    The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "United States related person." In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a "United States related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty or perjury, certifying its foreign status or the broker has documentary evidence on its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is:

    - a "controlled foreign corporation" for United States federal income tax purposes;

    - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business;

    - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business; or

    - some U.S. branches of foreign banks or insurance companies.

    Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a foreign office or a broker that is a United States person or a United States related person unless specific certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.


    Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, Robertson Stephens, Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all of these shares if any are purchased.

                                                              NUMBERS OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
Robertson Stephens, Inc.....................................
U.S. Bancorp Piper Jaffray Inc..............................


INTERNATIONAL UNDERWRITER
-------------------------
Robertson Stephens International, Ltd.......................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ---------
  Total.....................................................  5,000,000
                                                              =========


    The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus and to certain
dealers at that price less a concession of not more than $      per share, of
which $      may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds we are to receive as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.


    OVERALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30 day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold. The underwriters may exercise this option only to cover overallotments made in connection with the sale of the shares of common stock in this offering.


    The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their overallotment option.

                                                                        TOTAL
                                                               ------------------------
                                                               WITHOUT OVER   WITH OVER
                                                   PER SHARE    ALLOTMENT     ALLOTMENT
                                                   ---------   ------------   ---------
Price offering price.............................   $             $            $
Underwriting discounts and commissions...........   $             $            $
Proceeds, before expenses, to us.................   $             $            $


    EXPENSES OF THIS OFFERING. The expenses of this offering, other than the underwriting discounts and commissions, are estimated at approximately $1,100,000 and are payable entirely by us.

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters and us against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. In addition, the underwriting agreement contains a covenant that we will maintain Directors and Officers liability insurance in the minimum amount of $10 million and cause Robertson Stephens, Inc., on behalf of the underwriters, to be added to such policy such that up to $500,000 of certain of its expenses shall be paid directly by such insurers.

    LOCKUP AGREEMENTS. Each of our executive officers, directors, and substantially all of our other stockholders and warrantholders have agreed, subject to limited exceptions, not to offer, sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for common stock owned by the holder as of the date of this prospectus or acquired directly from us or with respect to which these holders have or may acquire the power of disposition, without the prior written consent of Robertson Stephens, Inc. This restriction terminates after the close of trading of the shares on the 180th day after, and including, the day the shares began trading on the Nasdaq National Market. However, Robertson Stephens, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lockup agreements. There are no existing agreements between the representatives and any of our stockholders and warrantholders who have executed a lockup agreement providing consent to the sale of shares prior to the expiration of the lockup period.

    FUTURE SALES BY US. In addition, we have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Robertson Stephens, Inc. (a) consent to the disposition of any shares held by stockholders, warrantholders or optionholders before the expiration of the 180 day lockup period or (b) issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of options outstanding on the date of this prospectus and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans provided that those options are subject to a 180 day lockup.

    DIRECTED SHARES. At our request, the underwriters will reserve up to 5% of the shares of common stock for sale in this offering, at the initial public offering price, to our customers, partners and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters of the directed share program against liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the reserved shares.


    ONLINE ACTIVITIES. A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, information on these websites is not a part of this prospectus and you should not rely on other information on these websites in making a decision to invest in our ordinary shares.

    LISTING. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "ACAD."

    NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined through negotiations between us and the representatives. Among the factors to be considered in these negotiations are prevailing market and economic conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. A pricing committee of our board of directors will establish the initial public offering price following such negotiations.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.


    SYNDICATE SHORT SALES. The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 750,000 shares subject to the underwriters' overallotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.


    STABILIZATION. The underwriters' representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the underwriters' representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by underwriters' representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters' representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus for us. Brobeck, Phleger & Harrison LLP, San Diego, California, will pass upon legal matters for the underwriters.

                                    EXPERTS


    The financial statements at December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

                          ACADIA PHARMACEUTICALS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheet..................................    F-3

Consolidated Statement of Operations........................    F-4

Consolidated Statement of Convertible Preferred Stock and
  Stockholders' Equity (Deficit) and Comprehensive Loss.....    F-5

Consolidated Statement of Cash Flows........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ACADIA Pharmaceuticals Inc.


    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of convertible preferred stock and stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of ACADIA Pharmaceuticals Inc. and its subsidiary at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP


San Diego, California
January 22, 2001

                          ACADIA PHARMACEUTICALS INC.

                           CONSOLIDATED BALANCE SHEET


                                                                                              PRO FORMA
                                                                                            STOCKHOLDERS'
                                                                     DECEMBER 31,             EQUITY AT
                                                              ---------------------------   DECEMBER 31,
                                                                  1999           2000           2000
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
                                                 ASSETS

Cash and cash equivalents...................................  $  3,684,100   $ 6,913,900
Investment securities, available-for-sale...................     8,524,600    21,982,100
Prepaid expenses and other current assets...................       438,300       763,300
                                                              ------------   ------------
    Total current assets....................................    12,647,000    29,659,300
Property and equipment, net.................................     2,508,500     3,693,900
Other assets................................................       362,300       759,500
                                                              ------------   ------------
                                                              $ 15,517,800   $34,112,700
                                                              ============   ============

                                LIABILITIES, CONVERTIBLE PREFERRED STOCK
                                   AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable............................................  $    236,700   $   928,300
Accrued expenses............................................       703,500     1,281,900
Deferred revenue............................................       291,700       794,400
Current portion of long-term debt...........................       626,700     1,324,900
                                                              ------------   ------------
    Total current liabilities...............................     1,858,600     4,329,500
                                                              ------------   ------------
Long-term debt, less current portion........................     4,431,700     5,789,100
                                                              ------------   ------------
Commitments (Note 10)

Convertible preferred stock, $0.01 par value; 10,019,067
  shares authorized; 5,692,585 and 8,625,920 shares issued
  and outstanding at December 31, 1999 and 2000,
  respectively; 5,000,000 shares authorized, no shares
  issued and outstanding pro forma; liquidation preference
  $56,953,900 at December 31, 2000..........................    24,664,800    46,501,800
                                                              ------------   ------------   ------------
Stockholders' equity (deficit)
  Common stock, $0.0001 par value; 14,218,712 shares
    authorized; 2,102,955 and 2,157,462 shares issued and
    outstanding at December 31, 1999 and 2000, respectively;
    50,000,000 shares authorized; 10,783,382 shares issued
    and outstanding pro forma...............................           200           200           1,100
  Additional paid-in capital................................     1,682,300     6,801,300      53,302,200
  Accumulated deficit.......................................   (16,805,500)  (26,999,400)    (26,999,400)
  Unearned stock-based compensation.........................      (371,700)   (2,616,300)     (2,616,300)
  Accumulated other comprehensive income....................        57,400       306,500         306,500
                                                              ------------   ------------   ------------
    Total stockholders' equity (deficit)....................   (15,437,300)  (22,507,700)   $ 23,994,100
                                                              ------------   ------------   ============
                                                              $ 15,517,800   $34,112,700
                                                              ============   ============


   The accompanying notes are an integral part of these financial statements.

                          ACADIA PHARMACEUTICALS INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                     YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                                1998          1999           2000
                                                             -----------   -----------   ------------
Revenues
  Collaborative revenues--related party....................  $ 1,300,000   $ 2,238,200   $  4,192,900
  Other research revenues..................................      119,400                      119,500
                                                             -----------   -----------   ------------
    Total revenues.........................................    1,419,400     2,238,200      4,312,400
                                                             -----------   -----------   ------------
Operating expenses
  Research and development (including stock-based
    compensation of $3,300, $99,700 and $809,700 for the
    years ended December 31, 1998, 1999 and 2000,
    respectively)..........................................    5,855,900     7,625,700     10,538,000
  General and administrative (including stock-based
    compensation of $49,400, $5,800 and $2,044,300 for the
    years ended December 31, 1998, 1999 and 2000,
    respectively)..........................................    2,487,000     2,457,600      5,043,100
                                                             -----------   -----------   ------------
    Total operating expenses...............................    8,342,900    10,083,300     15,581,100
                                                             -----------   -----------   ------------
Loss from operations.......................................   (6,923,500)   (7,845,100)   (11,268,700)
Interest income............................................      689,000       751,000      1,516,100
Interest expense...........................................     (168,000)     (351,200)      (441,300)
                                                             -----------   -----------   ------------
Net loss...................................................  $(6,402,500)  $(7,445,300)  $(10,193,900)
                                                             ===========   ===========   ============
Net loss per share, basic and diluted......................  $     (3.12)  $     (3.57)  $      (4.76)
                                                             ===========   ===========   ============
Weighted average shares outstanding, basic and diluted.....    2,049,307     2,086,977      2,139,470
                                                             ===========   ===========   ============
Pro forma net loss per share, basic and diluted
  (unaudited)..............................................                              $      (1.05)
Pro forma weighted average shares outstanding, basic and
  diluted (unaudited)......................................                                 9,715,390


   The accompanying notes are an integral part of these financial statements.

                          ACADIA PHARMACEUTICALS INC.

           CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND
             STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

                                         CONVERTIBLE
                                       PREFERRED STOCK           COMMON STOCK       ADDITIONAL                    UNEARNED
                                   -----------------------   --------------------    PAID-IN     ACCUMULATED    STOCK-BASED
                                    SHARES       AMOUNT       SHARES      AMOUNT     CAPITAL       DEFICIT      COMPENSATION
                                   ---------   -----------   ---------   --------   ----------   ------------   ------------
Balances at December 31, 1997....  4,110,932    14,512,100   1,983,715      200      1,149,500     (2,957,700)           --
  Issuance of Series D preferred
    stock at $6.75 per share, net
    of issuance costs............  1,581,653    10,152,700
  Issuance of common stock from
    exercise of stock options....                               84,533                     900
  Net loss.......................                                                                  (6,402,500)
  Noncash compensation related to
    stock options granted........                                                       52,700
  Unrealized loss on investment
    securities...................
  Cumulative translation
    adjustment...................
                                   ---------   -----------   ---------     ----     ----------   ------------   -----------
Balances at December 31, 1998....  5,692,585    24,664,800   2,068,248      200      1,203,100     (9,360,200)           --
  Issuance of common stock from
    exercise of stock options....                               34,707                   2,000
  Net loss.......................                                                                  (7,445,300)
  Noncash compensation related to
    stock options granted........                                                      477,200                  $  (371,700)
  Unrealized gain on investment
    securities...................
  Cumulative translation
    adjustment...................
                                   ---------   -----------   ---------     ----     ----------   ------------   -----------
Balances at December 31, 1999....  5,692,585    24,664,800   2,102,955      200      1,682,300    (16,805,500)     (371,700)
  Issuance of Series E preferred
    stock at $7.50 per share, net
    of issuance costs............  2,933,335    21,837,000
  Issuance of common stock from
    exercise of stock options....                               54,507                  20,400
  Net loss.......................                                                                 (10,193,900)
  Noncash compensation related to
    stock options granted........                                                    5,098,600                   (2,244,600)
  Unrealized gain on investment
    securities...................
  Cumulative translation
    adjustment...................
                                   ---------   -----------   ---------     ----     ----------   ------------   -----------
Balances at December 31, 2000....  8,625,920   $46,501,800   2,157,462     $200     $6,801,300   $(26,999,400)  $(2,616,300)
                                   =========   ===========   =========     ====     ==========   ============   ===========

                                    ACCUMULATED        TOTAL
                                       OTHER       STOCKHOLDERS'
                                   COMPREHENSIVE      EQUITY       COMPREHENSIVE
                                   (LOSS)/INCOME     (DEFICIT)         LOSS
                                   -------------   -------------   -------------
Balances at December 31, 1997....     (181,500)      (1,989,500)   $ (3,163,400)
                                                                   ============
  Issuance of Series D preferred
    stock at $6.75 per share, net
    of issuance costs............                            --
  Issuance of common stock from
    exercise of stock options....                           900
  Net loss.......................                    (6,402,500)   $ (6,402,500)
  Noncash compensation related to
    stock options granted........                        52,700
  Unrealized loss on investment
    securities...................      (43,700)         (43,700)        (43,700)
  Cumulative translation
    adjustment...................      (32,000)         (32,000)        (32,000)
                                     ---------     ------------    ------------
Balances at December 31, 1998....     (257,200)      (8,414,100)   $ (6,478,200)
                                                                   ============
  Issuance of common stock from
    exercise of stock options....                         2,000
  Net loss.......................                    (7,445,300)   $ (7,445,300)
  Noncash compensation related to
    stock options granted........                       105,500
  Unrealized gain on investment
    securities...................       22,900           22,900          22,900
  Cumulative translation
    adjustment...................      291,700          291,700         291,700
                                     ---------     ------------    ------------
Balances at December 31, 1999....       57,400      (15,437,300)   $ (7,130,700)
                                                                   ============
  Issuance of Series E preferred
    stock at $7.50 per share, net
    of issuance costs............                            --
  Issuance of common stock from
    exercise of stock options....                        20,400
  Net loss.......................                   (10,193,900)   $(10,193,900)
  Noncash compensation related to
    stock options granted........                     2,854,000
  Unrealized gain on investment
    securities...................      118,300          118,300         118,300
  Cumulative translation
    adjustment...................      130,800          130,800         130,800
                                     ---------     ------------    ------------
Balances at December 31, 2000....    $ 306,500     $(22,507,700)   $ (9,944,800)
                                     =========     ============    ============


   The accompanying notes are an integral part of these financial statements.

                          ACADIA PHARMACEUTICALS INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  1998          1999           2000
                                                              ------------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $ (6,402,500)  $(7,445,300)  $(10,193,900)
  Adjustments to reconcile net loss to cash used in
    operating activities:
    Depreciation and amortization...........................       509,800       790,800      1,025,700
    Stock-based compensation................................        52,700       105,500      2,854,000
    Changes in operating assets and liabilities:
      Accounts receivable...................................        87,500       208,800
      Prepaid expenses and other current assets.............      (534,900)      140,700       (733,000)
      Other assets..........................................       (16,700)        5,000
      Accounts payable......................................      (215,000)      (21,100)       236,000
      Accrued expenses......................................       459,900       251,800      1,399,300
      Deferred revenue......................................        75,000       (18,300)       502,700
                                                              ------------   -----------   ------------
      Net cash used in operating activities.................    (5,984,200)   (5,982,100)    (4,909,200)
                                                              ------------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of investment securities........................   (17,356,700)   (3,586,700)   (26,384,200)
  Maturities of investment securities.......................     4,515,000     7,883,000     13,045,000
  Purchases of property and equipment.......................    (1,174,400)   (1,142,500)    (2,274,700)
                                                              ------------   -----------   ------------
      Net cash (used in) provided by investing activities...   (14,016,100)    3,153,800    (15,613,900)
                                                              ------------   -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................     2,140,400     1,987,800      2,652,100
  Repayments of long-term debt..............................                    (156,000)      (676,900)
  Proceeds from issuance of preferred stock, net of issuance
    costs...................................................    10,152,700                   21,837,000
  Proceeds from issuance of common stock....................           900         2,000         20,400
                                                              ------------   -----------   ------------
      Net cash provided by financing activities.............    12,294,000     1,833,800     23,832,600
                                                              ------------   -----------   ------------
Effect of exchange rate changes on cash.....................        67,400      (100,100)       (79,700)
                                                              ------------   -----------   ------------
Net increase (decrease) in cash and cash equivalents........    (7,638,900)   (1,094,600)     3,229,800
Cash and cash equivalents, beginning of period..............    12,417,600     4,778,700      3,684,100
                                                              ------------   -----------   ------------
Cash and cash equivalents, end of period....................  $  4,778,700   $ 3,684,100   $  6,913,900
                                                              ============   ===========   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid.............................................  $      4,000   $    82,200   $    488,000
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
  Unrealized gain (loss) on investment securities...........  $    (43,700)  $    22,900   $    118,300


   The accompanying notes are an integral part of these financial statements.

                          ACADIA PHARMACEUTICALS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

    ACADIA Pharmaceuticals Inc. (the "Company"), a Delaware corporation, was incorporated on July 16, 1993, and is a genomics-based drug discovery and development company that efficiently identifies target-specific small molecule drug candidates using its integrated technology platform. The Company's proprietary approach integrates genomics, chemistry and biology to rapidly indentify and validate targets and discover chemistries specific to those targets. The Company has successfully applied its approach to generate a drug discovery pipeline that currently includes six advanced programs as well as a number of earlier stage research projects. ACADIA Pharmaceuticals A/S, a wholly owned subsidiary of the Company based near Copenhagen, Denmark, was established in 1997 to conduct the Company's chemistry research operations.


    The Company has not been profitable and has generated substantial operating losses since incorporating in 1993. At December 31, 2000, the Company's accumulated losses were approximately $27 million. The Company expects to increase operating expenses over the next several years as it expands its research and development activities and enhances its core technologies. Accordingly, the Company will require significant additional financing in the future to fund operations. The Company does not know whether additional financing will be available when needed, or that, if available, it will obtain financing on favorable terms. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its operations, take advantage of opportunities, develop drug candidates and technologies or otherwise respond to competitive pressures could be significantly limited.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies followed in the preparation of these financial statements are as follows:

PRINCIPLES OF CONSOLIDATION


    The accompanying consolidated financial statements include the accounts of the Company and ACADIA Pharmaceuticals A/S, its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.


UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY


    The Company's Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering ("IPO"). If the IPO is closed under certain terms, each share of preferred stock outstanding will convert into one share of common stock. Unaudited pro forma stockholders' equity at December 31, 2000 reflects the conversion of all outstanding preferred stock into common stock as if such conversion had occurred at December 31, 2000.


CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an initial maturity date at the date of purchase of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value.

                          ACADIA PHARMACEUTICALS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVESTMENT SECURITIES

    Investment securities are considered to be available-for-sale and are carried at fair value. Unrealized gains and losses, if any, are reported in a separate component of stockholders' equity (deficit). The cost of investment securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are also included in interest income. The cost of securities sold is based on the specific identification method.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated over their estimated useful lives (generally three to seven years) using the straight line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases by use of the straight line method. Maintenance and repair costs are expensed as incurred. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized.

REVENUES


    Revenues from up front payments under collaborative agreements are recognized over the term of the agreements. Revenues from research funding are recognized when the related research activities are performed. Revenues from milestone payments are recognized when the milestone is achieved. However, milestone payments that require future performance are deferred and recognized as revenue ratably over the term of the agreement as the related activities are performed. Amounts received under the agreements are nonrefundable even if the research activities are not successful.


RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred.

CONCENTRATIONS OF RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of cash, cash equivalents and investment securities. The Company invests its excess cash primarily in marketable debt securities of corporations and financial institutions with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity.


    During the years ended December 31, 1998, 1999 and 2000, revenues from a related party, Allergan, Inc., accounted for approximately 92%, 100% and 97% of total revenues, respectively. At December 31, 1999 and 2000, deferred revenue from this related party was $291,700 and $794,400, respectively.


FOREIGN CURRENCY TRANSLATION

    The functional currency of ACADIA Pharmaceuticals A/S is the local currency. Accordingly, all assets and liabilities of this entity are translated at the current exchange rate at the balance sheet date. Revenue and expense components are translated at weighted average exchange rates in effect during

                          ACADIA PHARMACEUTICALS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders' equity (deficit).

STOCK-BASED COMPENSATION


    The Company measures compensation expense for its employee stock-based compensation plan using the intrinsic value method and provides pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the estimated market value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the related vesting periods using an accelerated method in accordance with Financial Accounting Standards Board Interpretation No. 28, ACCOUNTING FOR STOCK APPRECIATION RIGHTS AND OTHER VARIABLE STOCK OPTION OR AWARD PLANS. Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture.



    Stock-based awards issued to nonemployees are accounted for using a fair value method and are remeasured to fair value at each period end until the earlier of the date that performance by the nonemployee is complete or a performance commitment has been obtained. The fair value of each award is estimated using the Black Scholes option pricing model.


INCOME TAXES

    Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

LONG LIVED ASSETS

    The Company assesses potential impairments to its long lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of expected future undiscounted cash flows before interest from the use of the asset is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. No such impairment losses have been recorded by the Company.

                          ACADIA PHARMACEUTICALS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME (LOSS)

    All components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Accordingly, in addition to reporting net income (loss) under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments and any unrealized gains or losses on its investment securities as components of comprehensive income (loss) and to display an amount representing total comprehensive income (loss) for each period.

NET INCOME (LOSS) PER SHARE

    Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include potential dilutive common shares that were outstanding during the period. The dilutive effect of outstanding stock options and warrants is reflected, when dilutive, in diluted earnings (loss) per share by application of the treasury stock method.


    The Company has excluded all preferred stock and outstanding stock options and warrants from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of potential common shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 5,800,478, 7,319,611 and 9,381,186 for the years ended
December 31, 1998, 1999 and 2000, respectively.



    Unaudited pro forma basic and diluted net loss per common share, presented in the statements of operations, has been computed for the year ended
December 31, 2000 as described above, and also gives effect to the assumed conversion of preferred stock which, under certain circumstances, will convert to common stock immediately prior to the completion of the offering contemplated by this prospectus (using the "as if converted" method) from the original date of issuance. The calculation of unaudited pro forma net loss per share for the year ended December 31, 2000 excludes 1,805,266 shares.

                          ACADIA PHARMACEUTICALS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table presents the calculation of net loss per share:


                                                                   YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              1998          1999           2000
                                                           -----------   -----------   ------------
Net loss................................................   $(6,402,500)  $(7,445,300)  $(10,193,900)
                                                           -----------   -----------   ------------
Basic and diluted net loss per share....................   $     (3.12)  $     (3.57)  $      (4.76)
                                                           -----------   -----------   ------------
Weighted average shares used in computing net loss per
  share, basic and diluted..............................     2,049,307     2,086,977      2,139,470
Unaudited pro forma net loss per share, basic and
  diluted...............................................                               $      (1.05)
                                                                                       ------------
Shares used to compute unaudited pro forma net loss per
  share:
  Weighted average shares used in computing net loss per
    share, basic and diluted............................                                  2,139,470
  Unaudited pro forma adjustment to reflect weighted
    average effect of assumed conversion of preferred
    stock...............................................                                  7,575,920
                                                                                       ------------
  Shares used in computing unaudited pro forma net loss
    per share, basic and diluted........................                                  9,715,390
                                                                                       ============


SEGMENT REPORTING

    Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.


    All revenues for the years ended December 31, 1998, 1999 and 2000 were generated in the United States. Information regarding long-lived assets by geographic area is as follows:



                                                            DECEMBER 31,
                                                       -----------------------
                                                          1999         2000
                                                       ----------   ----------
United States........................................  $1,510,600   $2,636,200
Denmark..............................................     997,900    1,057,700
                                                       ----------   ----------
Total................................................  $2,508,500   $3,693,900
                                                       ==========   ==========


RECENTLY ISSUED ACCOUNTING STANDARDS

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. The objective of SAB 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specified arrangement or a specific industry. The Company has adopted SAB 101 for all periods presented.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which the Company will adopt effective January 1, 2001. SFAS 133 establishes accounting and reporting standards

                          ACADIA PHARMACEUTICALS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Management does not believe the adoption of SFAS 133 will impact the financial statements as the Company currently does not invest in derivative instruments or engage in hedging activities.


    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44"), ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. The Company adopted FIN 44 effective July 1, 2000 with respect to specific provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. There was no material impact on the financial statements of the Company upon adoption of FIN 44.


3. INVESTMENT SECURITIES

    Investment securities are comprised entirely of marketable debt securities of corporations and financial institutions. The estimated fair value of available-for-sale securities by contractual maturity is as follows:


                                                           DECEMBER 31,
                                                     -------------------------
                                                        1999          2000
                                                     -----------   -----------
Due within one year................................  $ 7,535,000   $12,033,300
Due after one year.................................      989,600     9,948,800
                                                     -----------   -----------
                                                     $ 8,524,600   $21,982,100
                                                     ===========   ===========



    The estimated fair value of investment securities at December 31, 1999 was lower than historical cost and at December 31, 2000 higher than historical cost; therefore, an unrealized loss of $20,800 and an unrealized gain of $97,500, respectively, have been included in Accumulated Other Comprehensive Income in stockholders' equity (deficit). The Company had no realized gains or losses during the years ended December 31, 1998, 1999 and 2000.


4. BALANCE SHEET COMPONENTS

    Property and equipment consist of the following:


                                                           DECEMBER 31,
                                                      -----------------------
                                                         1999         2000
                                                      ----------   ----------
Machinery and equipment.............................  $1,586,700   $2,536,400
Computers and software..............................   1,056,400    1,573,600
Furniture and fixtures..............................      95,300       99,900
Leasehold improvements..............................   1,226,300    1,937,700
                                                      ----------   ----------
                                                       3,964,700    6,147,600
Accumulated depreciation and amortization...........  (1,456,200)  (2,453,700)
                                                      ----------   ----------
                                                      $2,508,500   $3,693,900
                                                      ==========   ==========

                          ACADIA PHARMACEUTICALS INC.

4. BALANCE SHEET COMPONENTS (CONTINUED)
    Accrued expenses consist of:


                                                           DECEMBER 31,
                                                       ---------------------
                                                         1999        2000
                                                       --------   ----------
Accrued compensation.................................  $453,300   $  669,900
Accrued professional fees............................    67,200      458,000
Other................................................   183,000      154,000
                                                       --------   ----------
                                                       $703,500   $1,281,900
                                                       ========   ==========


5. LONG-TERM DEBT


    In February 1997, the Company's Danish subsidiary was granted a loan from The VaekstFonden (The Danish Fund for Industrial Growth, "Growth Fund"). The loan provides funding on a quarterly basis over the term of a research project conducted by the subsidiary up to a maximum commitment of approximately
$5.6 million. The research project was created to establish the Company's chemistry operations and to assist in the discovery of drug candidates. The loan accrues interest at 7.7% per annum, and principal and interest are payable in quarterly installments over a five-year period. The payments are based on a percentage (4.9%) of estimated revenues that could potentially be generated from the project. Should actual revenues fail to materialize or fall short of projections, the terms of the agreement provide that the loan may be forgiven or the repayment schedule revised at the discretion of the Growth Fund. Intellectual property rights resulting from the project are pledged to the Growth Fund but the Company may license rights to third parties, subject to certain conditions. During the year ended December 31, 2000, the Company made payments of $388,800 on the loan. At December 31, 1999 and 2000, $4,060,200 and $5,058,600, respectively, had been drawn on the loan with interest accrued of $256,000 and $353,900, respectively.



    In October 1998 and September 2000, the Company entered into equipment financing agreements which, subject to compliance with certain financial covenants and conditions, may be used by the Company to finance up to $1 million and $2.3 million of capital expenditures, respectively. The Company was in compliance with these financial covenants and conditions at December 31, 1999 and 2000. The agreements provide for equal monthly installments to be paid over a three to four year period for each draw under the financing agreements, including interest at rates ranging from 9.90% to 12.58% per annum. Outstanding borrowings under these agreements are collateralized by the equipment purchased under these financing agreements. At December 31, 1999 and 2000, the Company had $742,200 and $1,701,500 in outstanding borrowings under these agreements, respectively.

                          ACADIA PHARMACEUTICALS INC.

5. LONG-TERM DEBT (CONTINUED)

    At December 31, 2000, future anticipated payments under the Growth Fund loan and equipment financing agreement are as follows:



YEAR ENDED DECEMBER 31,

  2001......................................................  $1,324,900
  2002......................................................   1,182,500
  2003......................................................   1,355,800
  2004......................................................   1,544,900
  2005......................................................   1,705,900
                                                              ----------
                                                               7,114,000
  Less current portion......................................  (1,324,900)
                                                              ----------
    Long-term portion.......................................  $5,789,100
                                                              ==========


6. COLLABORATIVE RESEARCH AND LICENSING AGREEMENTS


    In July 1999, the Company entered into a licensing and development collaboration agreement with Allergan, Inc. to develop and commercialize drugs for glaucoma based on ACADIA's proprietary lead compounds. Under the agreement, the Company will provide its expertise in medicinal chemistry and high throughput pharmacology for a two year period to enable the selection by Allergan of up to two development candidates for clinical development and commercialization. Allergan was granted worldwide rights to products based on these lead compounds for the treatment of ocular disease. In exchange, the Company is eligible to receive up to approximately $19 million for the first development candidate, in the form of up front fees, research support and milestone payments. The Company will also receive royalties on future product sales, if any. Allergan also has the right to select a second development candidate, subject to similar milestone and royalty payments to the Company. The agreement terminates six months after the later of ten years from the date of the first sale of the final commercial product developed under the agreement or the expiration of the last patent to expire covering a product developed under the agreement. The agreement may be terminated earlier by Allergan upon 90 days' notice to the Company, by mutual agreement of the parties, or by either party in the event of a breach by the other party or upon the other party's bankruptcy or insolvency. Revenue recognized under this agreement totaled $967,000 and $2,067,900 during the years ended December 31, 1999 and 2000, respectively.



    In September 1997, the Company established a three year collaboration agreement with Allergan, Inc. to work jointly and exclusively on target validation and discovery efforts on several potential drug targets. Allergan has exclusive development and commercialization rights to all therapeutics, with the exception that the Company retains the development rights to at least one therapeutic indication for each target. This collaboration was extended in September 2000 for an additional two year period. Under the collaboration, the Company receives research funding. The Company is also eligible to receive milestone payments of up to $12.5 million for the first product developed for each target as well as royalties on sales of products, if any, resulting from the collaboration. The agreement provides Allergan limited rights of negotiation in the event of a proposed acquisition of the Company. The funding and collaborative activities under the September 1997 agreement, as renewed, will cease in September 2002. The agreement terminates six months after the later of ten years from the date of the first sale of the final commercial product developed under the

                          ACADIA PHARMACEUTICALS INC.

6. COLLABORATIVE RESEARCH AND LICENSING AGREEMENTS (CONTINUED)

agreement or the expiration of the last patent to expire covering a product developed under the agreement. The agreement may be terminated earlier by mutual agreement of the parties, by either party in the event of a breach by the other party or upon the other party's bankruptcy or insolvency, or by Allergan in the event of a change in control of the Company. Revenue recognized under this agreement totaled $1,300,000, $1,271,200 and $2,125,000 during the years ended December 31, 1998, 1999 and 2000, respectively. In September 1997, Allergan also made a $6 million equity investment in the Company, acquiring 1,000,000 shares of Series C preferred stock.



    In December 2000, the Company entered into a five year collaborative drug discovery agreement with ArQule, Inc. Under the collaboration, the Company will combine its integrated technology platform with ArQule's Parallel Track Discovery Program to discover novel small molecule drug candidates directed at individual genomic targets. The Company and ArQule will share costs and share equally in all future revenues created by the joint discovery programs, including future milestone, royalty and upfront payments resulting from the out licensing of drug candidates, if any, and the companies will each obtain certain rights to pursue independent discovery efforts. At December 31, 2000, we had neither received nor made any payments under our agreement with ArQule. This agreement terminates in December 2005. However, this agreement may be terminated earlier by mutual agreement of the parties, by either party upon 90 days' notice to the other party, or by either party after a deadlock of the steering committee that lasts 60 days.



    In November 2000, the Company entered into a collaboration agreement with PAREXEL International Corporation, designed to provide pharmacogenomic services to pharmaceutical companies using the Company's integrated technology platform. Under the agreement, PAREXEL will make the Company's pharmacogenomics capabilities and expertise available to potential pharmaceutical customers engaged in clinical trials of drugs for neuropsychiatric disease. The Company will seek to enter into agreements with these customers to provide services, including research to identify the genomic targets of their neuropsychiatric drugs in clinical development and how these targets may vary functionally in patient populations. The Company will be required to make specified payments to PAREXEL based upon the revenues, if any, earned under these agreements with pharmaceutical partners. To date, the Company has not entered into any agreement with pharmaceutical customers as a result of our collaboration with PAREXEL and, consequently, has not been required to make any payments to PAREXEL. The initial term of the collaborative agreement expires in November 2003, but will be automatically renewed for additional one-year periods unless the Company or PAREXEL object to a renewal with 90 days' notice to the other party. The agreement may be terminated by either PAREXEL or us by 90 days' prior notice to the other party.

                          ACADIA PHARMACEUTICALS INC.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)


INITIAL PUBLIC OFFERING



    In December 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under certain terms, all of the preferred stock outstanding at December 31, 2000 will convert or be reclassified into shares of common stock.


CONVERTIBLE PREFERRED STOCK

    A summary of the Company's convertible preferred stock is as follows:


                            SHARES AUTHORIZED       SHARES ISSUED AND OUTSTANDING   PREFERENCE IN
                        -------------------------   -----------------------------    LIQUIDATION
                              DECEMBER 31,                  DECEMBER 31,                 AT
                        -------------------------   -----------------------------   DECEMBER 31,
                           1999          2000           1999            2000            2000
                        -----------   -----------   -------------   -------------   -------------
Series A..............    2,372,548     2,372,548      2,372,548       2,372,548     $ 8,419,600
Series B..............      738,384       738,384        738,384         738,384       3,950,300
Series C..............    1,000,000     1,000,000      1,000,000       1,000,000       7,950,000
Series D..............    1,908,135     1,908,135      1,581,653       1,581,653      13,167,300
Series E..............                  4,000,000                      2,933,335      23,466,700
                        -----------   -----------    -----------     -----------     -----------
                          6,019,067    10,019,067      5,692,585       8,625,920     $56,953,900
                        ===========   ===========    ===========     ===========     ===========


CONVERSION


    Each share of the Company's Series A, B, D and E preferred stock shall be reclassified in certain circumstances into one share of common stock upon the closing of a qualifying initial public offering ("Qualifying IPO"). The Company's Series C preferred stock automatically converts into one share of common stock, subject to certain antidilution provisions, upon the closing of a Qualifying IPO. A Qualifying IPO is defined as an initial public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933, resulting in gross proceeds of at least $7.5 million in the case of Series A and B shares, $15 million in the case of Series C and D shares and $20 million in the case of Series E shares, at a price per share of at least $7.50 in the case of Series A and B shares, $12.00 in the case of Series C and D shares and $15.00 in the case of Series E shares. In addition, holders of Series C preferred stock may at any time elect to convert each share into one share of common stock, subject to certain antidilution provisions.


VOTING RIGHTS

    With the exception of certain matters, the holders of preferred stock vote together with the holders of common stock as a single class. Holders of preferred stock are entitled to one vote for each share of common stock into which such shares would convert.

DIVIDENDS


    The holders of preferred stock are entitled to receive dividends when and if the Company declares a dividend on its common stock, in such amount as they would be entitled to receive if the preferred

                          ACADIA PHARMACEUTICALS INC.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

stock had been converted into common stock. In addition, immediately prior to the effectiveness of a Qualifying IPO, the holders of Series A, B, D and E preferred stock are entitled to anti-dilution protection, if applicable, in the form of a dividend payable in shares, as calculated based upon a formula ("Special Dividend"). At December 31, 2000, no shares were payable under the terms of the Special Dividend.


LIQUIDATION


    In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to a preference in relation to holders of the Company's common stock with regard to any distribution as follows: the greater of (i) $2.55 per share for Series A preferred stock, $4.00 per share for Series B preferred stock, $6.00 per share for Series C preferred stock, $6.75 per share for Series D preferred stock and $7.50 per share for Series E preferred stock, plus a rate of return of 10% per annum from the original issue date until the date of payment, or (ii) the amount payable under the Special Dividend, if applicable. In the event of a sale of all or substantially all of the assets of the Company or a merger or consolidation of the Company into or with another corporation in which the holders of capital stock of the Company immediately prior to such merger or consolidation do not continue to hold at least 80% of the voting power of the capital stock of the surviving corporation, shall be deemed to be a liquidation of the Company with respect to Series A, B, C, D and E preferred stock if a majority of the Series A, B, D and E stockholders, taken together, or a majority of the Series C stockholders vote in favor of deeming such asset sale, merger or consolidation a liquidation. Therefore, the preferred stock is considered temporary equity as presented in the consolidated balance sheet. Upon the occurrence of such a deemed liquidation event, the holders of the Series A, B, C, D and E preferred shares would receive a distribution of the consideration received by the Company as specified above in return for their preferred shares.


RIGHTS OF REFUSAL

    The holders of preferred stock have certain rights of refusal to participate in future equity offerings by the Company and are entitled to certain registration rights with respect to such shares.

WARRANTS


    At December 31, 2000, the Company had outstanding warrants to purchase an aggregate of 237,257 shares of the Company's common stock which were issued in connection with the Series A preferred stock financing. The aggregate fair value of the warrants issued was not material to the Company. The warrants have an exercise price of $12.00 per share and expire in February 2002, or earlier upon the occurrence of certain events.



2000 EQUITY INCENTIVE PLAN



    In December 2000, the Board of Directors approved the 2000 equity incentive plan. Adoption of the 2000 equity incentive plan will be effective upon the closing of the initial public offering.

                          ACADIA PHARMACEUTICALS INC.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

2000 EMPLOYEE STOCK PURCHASE PLAN



    In December 2000, the Board of Directors approved the 2000 employee stock purchase plan. Adoption of the 2000 employee stock purchase plan will be effective upon the closing of the initial public offering.



2000 NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN



    In December 2000, the Board of Directors approved the 2000 nonemployee directors' stock option plan. Upon adoption, all newly elected or appointed nonemployee directors will be entitled to receive an initial option grant and in subsequent years, all nonemployee directors will be entitled to receive an automatic annual option grant to each eligible director. Adoption of the 2000 nonemployee directors' stock option plan will be effective upon the closing of the initial public offering.


1997 STOCK OPTION PLAN


    The 1997 stock option plan (the "Plan"), as amended, provides for the grant of incentive stock options and nonqualified stock options to employees, officers, directors, consultants and advisors of the Company to purchase shares of common stock. In November 2000, the Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the Plan to 2,700,000 shares. The exercise price of each option is set at fair market value as determined by the Board of Directors and the option's maximum term is ten years. Options granted under the Plan generally vest over a four year period. At December 31, 1999 and 2000, options to purchase 390,354 and 762,729 shares of common stock, respectively, remain available for grant under the Plan.



    Stock option transactions under the Plan during the years ending December 31, 1998, 1999 and 2000 are presented below:



                                                     NUMBER OF   WEIGHTED-AVERAGE
                                                      SHARES     EXERCISE PRICES
                                                     ---------   ----------------
Balance at December 31, 1997.......................    711,349        $0.15
  Granted..........................................    527,000        $0.62
  Exercised........................................    (84,533)       $0.01
  Canceled/forfeited...............................   (291,566)       $0.06
                                                     ---------
Balance at December 31, 1998.......................    862,250        $0.49
  Granted..........................................    482,500        $0.85
  Exercised........................................    (34,707)       $0.06
  Canceled/forfeited...............................    (43,007)       $0.55
                                                     ---------
Balance at December 31, 1999.......................  1,267,036        $0.64
  Granted..........................................    479,250        $1.16
  Exercised........................................    (54,507)       $0.37
  Canceled/forfeited...............................   (151,625)       $0.64
                                                     ---------
Balance at December 31, 2000.......................  1,540,154        $0.81
                                                     =========

                          ACADIA PHARMACEUTICALS INC.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    The following table summarizes information about stock options outstanding at December 31, 2000:



                                        OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                        ----------------------------------------------------   ---------------------------------
                            NUMBER       WEIGHTED AVERAGE                          NUMBER
                        OUTSTANDING AT      REMAINING                          EXERCISABLE AT
       RANGE OF          DECEMBER 31,    CONTRACTUAL LIFE   WEIGHTED AVERAGE    DECEMBER 31,    WEIGHTED AVERAGE
   EXERCISE PRICES           2000            (YEARS)         EXERCISE PRICE         2000         EXERCISE PRICE
   ---------------      --------------   ----------------   ----------------   --------------   ----------------
$0.01 - $0.25.........      125,404            6.2               $0.15            121,369            $0.15
$0.40 - $0.60.........      441,500            7.1               $0.58            366,500            $0.58
$0.80 - $1.00.........      854,500            8.9               $0.90            196,667            $0.84
$1.50 - $2.00.........      118,750            9.9               $1.74              4,500            $2.00
                          ---------                                               -------
                          1,540,154                                               689,036
                          =========                                               =======



    The weighted average fair value of options granted during the years ended December 31, 1998, 1999 and 2000 was approximately $0.23, $1.85 and $9.45, respectively.



    During the years ended December 31, 1999 and 2000, in connection with the grant of various stock options to employees, the Company recorded deferred stock-based compensation of $470,000 and $2,947,100, respectively, representing the difference between the exercise price and the estimated market value of the Company's common stock on the date such stock options were granted. Unearned stock-based compensation is included as a reduction of stockholders' equity (deficit) and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28. During the years ended December 31, 1999 and 2000, the Company recorded amortization of unearned stock-based compensation expense of $98,300 and $702,500, respectively. Also included in stock-based compensation for years ended December 31, 1998, 1999 and 2000 is $52,700, $3,200 and $1,769,300, respectively, resulting from the modification of certain option grants.



    During the years ended December 31, 1999 and 2000, in connection with the grant of stock options to consultants, the Company recorded stock-based compensation of $4,000 and $382,200, respectively. For purposes of determining this compensation expense, the fair value of each option grant is estimated on the measurement date using the Black Scholes option pricing model with the following assumptions used for the years ended December 31, 1999 and 2000: dividend yield of 0.0%; volatility of 100%; a risk free interest rate of 6% and an expected life of ten years for all periods.


PRO FORMA INFORMATION

    Pro forma information regarding net income (loss) is required to be disclosed in accordance with Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value methodology.


    For purposes of determining compensation expense, the fair value of each option grant is estimated on the grant date using the minimum value option pricing model with the following assumptions used for grants during the years ended December 31, 1998, 1999 and 2000: dividend yield

                          ACADIA PHARMACEUTICALS INC.

7. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

of 0.0% for all years; volatility of 0.0% for all years; a risk free interest rate of 7.7% for 1998 and 6% for 1999 and 2000 and an expected life of six years for all years. Pro forma information follows:



                                                YEAR ENDED DECEMBER 31,
                                        ----------------------------------------
                                           1998          1999           2000
                                        -----------   -----------   ------------
Actual net loss.......................  $(6,402,500)  $(7,445,300)  $(10,193,900)
Pro forma net loss....................  $(6,429,500)  $(7,548,000)   (10,244,800)
Actual net loss per share, basic and
  diluted.............................  $     (3.12)  $     (3.57)         (4.76)
Pro forma net loss per share, basic
  and diluted.........................  $     (3.14)  $     (3.62)         (4.79)


COMMON STOCK RESERVED FOR FUTURE ISSUANCE


    At December 31, 2000, a total of 10,019,067 shares of common stock have been reserved for conversion of preferred stock into common stock. In addition, 1,540,154 and 237,257 shares of common stock have been reserved for issuance upon the exercise of stock options and warrants, respectively.


8. 401(K) PLAN


    Effective January 1997, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code, whereby substantially all employees are eligible to contribute up to 15% of their pretax earnings, not to exceed amounts allowed under the code. The Company makes contributions to the 401(k) Plan equal to 100% of the employees' pretax contributions up to 5% of their eligible compensation. The Company's total contributions to the 401(k) Plan were $89,600, $118,100 and $144,300 for the years ended December 31, 1998, 1999 and 2000, respectively.


9. INCOME TAXES


    At December 31, 2000, the Company has both federal and state net operating loss carryforwards of approximately $14,058,400 and $15,013,600, respectively, which begin to expire in 2013 and 2003, respectively. The Company also has foreign net operating loss carryforwards of approximately $9,549,800 which begin to expire in 2003. Upon certain changes in the ownership of the Company, the Company's use of net operating losses may be limited.

                          ACADIA PHARMACEUTICALS INC.

9. INCOME TAXES (CONTINUED)
    The components of the deferred tax asset are as follows:


                                                           DECEMBER 31,
                                                   ----------------------------
                                                       1999           2000
                                                   ------------   -------------
Net operating loss carryforwards.................  $  6,158,500   $   8,711,800
Research and development credit carryforwards....       379,900         655,500
Stock-based compensation.........................        18,100         890,500
Other............................................        54,100         124,300
                                                   ------------   -------------
                                                      6,610,600      10,382,100
Valuation allowance..............................    (6,610,600)    (10,382,100)
                                                   ------------   -------------
    Net deferred tax asset.......................  $         --   $          --
                                                   ============   =============


    Based on a number of factors, including the lack of a history of profits and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

    A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:


                                                YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                           1998           1999           2000
                                       ------------   ------------   ------------
Amounts computed at statutory federal
  rate...............................  $ (2,176,800)  $ (2,531,000)  $ (3,465,900)
Permanent differences................         7,900         27,000        218,500
Federal research and development
  credits............................      (119,300)      (110,000)      (181,500)
Change in valuation allowance of
  deferred tax assets................     2,605,000      2,804,800      3,789,600
State taxes..........................      (317,700)      (398,600)      (417,500)
Foreign taxes........................            --        134,100         56,900
Other................................           900         73,700           (100)
                                       ------------   ------------   ------------
                                       $         --   $         --   $         --
                                       ============   ============   ============


10. COMMITMENTS


    The Company and its subsidiary lease three office/laboratory facilities and certain equipment under noncancelable operating leases that expire at various dates through October 2005. Under the terms of the facilities leases, the Company is required to pay its proportionate share of property taxes, insurance and normal maintenance costs.

                          ACADIA PHARMACEUTICALS INC.

10. COMMITMENTS (CONTINUED)

    Future minimum payment obligations under noncancelable operating lease arrangements are as follows at December 31, 2000:



YEAR ENDED DECEMBER 31,

  2001......................................................  $  978,800
  2002......................................................   1,011,600
  2003......................................................     894,300
  2004......................................................     925,500
  2005......................................................     810,700
                                                              ----------
                                                              $4,620,900
                                                              ==========



    Rent expense was $648,900, $775,800 and $853,400 for the years ended December 31, 1998, 1999 and 2000, respectively.



11. SUBSEQUENT EVENT (UNAUDITED)



AMENDMENT TO CERTIFICATE OF INCORPORATION



    The Company will amend its Certificate of Incorporation in connection with the Company's initial public offering to, among other things, provide for the reclassification of each share of Series E preferred stock into one share of common stock if the initial public offering price is at least $12.00 per share. The assumed offering price is $14.00 and at that price all outstanding shares of preferred stock will be reclassified or converted into shares of common stock.

                                 [ACADIA LOGO]

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2001
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                 [ACADIA LOGO]

                                        SHARES
                                  COMMON STOCK

    ACADIA Pharmaceuticals Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "ACAD." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price.......................................  $              $
Underwriting Discounts and Commissions......................  $              $
Proceeds to ACADIA Pharmaceuticals Inc......................  $              $

    THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    ACADIA Pharmaceuticals Inc. has granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock to cover overallotments.

                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL                      U.S. BANCORP PIPER JAFFRAY

                THE DATE OF THIS PROSPECTUS IS           , 2001

                                 [ACADIA LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the Nasdaq National Market listing fee and the NASD filing fee.


                                                              AMOUNT TO BE PAID
                                                              -----------------
Registration fee............................................     $   22,613
NASD fee....................................................          9,125
Nasdaq National Market listing fee..........................         95,000
Printing and engraving......................................        170,000
Legal fees and expenses.....................................        450,000
Accounting fees and expenses................................        275,000
Blue sky fees and expenses..................................          5,000
Transfer agent fees.........................................         25,000
Miscellaneous...............................................         48,262
                                                                 ----------
Total.......................................................     $1,100,000
                                                                 ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

    The form of the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification for the underwriters and their controlling persons, on the one hand and of ACADIA and our controlling persons on the other hand, for certain liabilities arising under the Securities Act, the Securities Exchange Act or otherwise.

    We maintain directors and officers insurance providing indemnification for certain of our directors, officers, affiliates, partners or employees for certain liabilities.

    The indemnification provisions in our Bylaws and the indemnification agreements entered into between us and our directors and executive officers, may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the 1933 Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1, 1997, we have sold and issued the following unregistered securities:

        1. On January 23, 1997, we issued an aggregate of 1,523,088 shares of our common stock to one accredited investor upon our reincorporation in Delaware in consideration for 250 shares of common stock issued by our predecessor in Vermont. The 250 shares of the Vermont corporation were issued for an aggregate purchase price of $250.

        2. On February 3, 1997, we issued an aggregate of 2,372,548 shares of our Series A preferred stock to six accredited investors for an aggregate purchase price of $6,049,997. Also on February 3, 1997, we issued to the same investors warrants to purchase an aggregate of 237,257 shares of our common stock at an exercise price of $6.00 per share and warrants to purchase an aggregate of 237,257 shares of our common stock at an exercise price of $12.00 per share.

        3. On August 12, 1997, we issued an aggregate of 738,384 shares of our Series B preferred stock to six accredited investors for an aggregate purchase price of $2,953,536.

        4. On September 24, 1997, we issued 1,000,000 shares of our Series C preferred stock to one accredited investor for a purchase price of $6,000,000.

        5. On December 16, 1997, we issued an aggregate of 237,257 shares of our common stock upon the exercise of warrants originally issued on February 3, 1997 to the holders of the warrants. The aggregate exercise price paid by the holders of the warrants was $1,423,542.

        6. On March 31, 1998, we issued warrants to purchase an aggregate of 202,043 shares of our common stock with an exercise price of $15.00 per share.

        7. On August 26, 1998, we issued an aggregate of 1,581,653 shares of our Series D preferred stock to seven accredited investors for an aggregate purchase price of $10,676,158.

        8. On May 5, 2000 and June 8, 2000, we issued an aggregate of 2,933,335 shares of our Series E preferred stock to ten accredited investors for an aggregate purchase price of $22,000,013.


        9. At December 31, 2000, we have granted options to purchase an aggregate of 1,937,271 shares of our common stock, including options subsequently cancelled that then became available for new option grants, to directors, employees and consultants under our 1997 stock option plan. The exercise prices for such options range from $0.01 to $2.00 per share. At December 31, 2000, we have issued an aggregate of 397,117 shares of common stock upon the exercise of stock options under our 1997 stock option plan.


The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS


EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                                   -----------------------
       1.1(1)           Form of Underwriting Agreement
       3.1*             Registrant's Amended and Restated Certificate of
                          Incorporation, as currently in effect
       3.2(2)*          Form of Registrant's Amended and Restated Certificate of
                          Incorporation, to be effective upon the closing of this
                          offering
       3.3*             Registrant's Restated Bylaws, as currently in effect
       3.4*             Form of Registrant's Amended and Restated Bylaws, to be
                          effective upon the closing of this offering
       4.1*             Form of common stock certificate of Registrant
       4.2*             Amended and Restated Stockholders Agreement, dated May 5,
                          2000, by and among the Registrant and the stockholders
                          named therein
       4.3*             Form of Warrant to Purchase Common Stock, dated February 3,
                          1997

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                                   -----------------------
       5.1(1)           Opinion of Cooley Godward LLP
      10.1*             Form of Indemnity Agreement for directors and officers
      10.2*             1997 Stock Option Plan and forms of agreement thereunder
      10.3*             2000 Equity Incentive Plan and forms of agreement thereunder
      10.4*             2000 Non-employee Directors' Stock Option Plan and forms of agreement thereunder
      10.5*             2000 Employee Stock Purchase Plan and initial offering
                          thereunder
      10.6*             401(k) Plan
      10.7*             Employment Letter Agreement, dated December 21, 1998,
                          between the Registrant and Uli Hacksell, Ph.D.
      10.8*             Employment Letter Agreement, dated January 31, 1997, between the Registrant and Mark R. Brann, Ph.D.
      10.9*             Employment Letter Agreement, dated March 4, 1998, between
                          the Registrant and Thomas H. Aasen
      10.10*            Promissory Note, dated May 11, 2000, by Uli Hacksell, Ph.D.
                          in favor of the Registrant
      10.11             Stock Pledge Agreement, dated May 11, 2000, from Uli
                          Hacksell, Ph.D. in favor of the Registrant
      10.12*            Employment Letter Agreement, dated April 17, 1998, between the Registrant and Leonard R. Borrmann, Pharm.D.
      10.13*            Separation Agreement and General Release, dated September
                          20, 2000, between the Registrant and Leonard R. Borrmann,
                          Pharm.D.
      10.14*            Loan Letter Agreement, dated December 4, 1996, between the
                          Registrant and The Vaekstfonden (The Danish Fund for
                          Industrial Growth)
      10.15(3)*         Collaborative Research, Development and License Agreement,
                          dated September 24, 1997, by and among the Registrant,
                          Allergan, Inc. and Vision Pharmaceuticals L.P. (now
                          Allergan Sales, Inc.)
      10.16(3)*         Collaborative Research, Development and License Agreement,
                          dated July 26, 1999, by and among the Registrant and
                          Allergan, Inc., Allergan Pharmaceuticals (Ireland)
                          Limited, Inc. and Allergan Sales, Inc.
      10.17(3)*         Compound Discovery Collaboration Agreement, dated
                          December 18, 2000, between the Registrant and ArQule, Inc.
      10.18*            Assignment of Brann Intellectual Property Rights, dated
                          January 29, 1997, by Mark R. Brann in favor of the
                          Registrant
      10.19*            Standard Industrial/Commercial Single-Tenant Lease-Net,
                          dated August 15, 1997, between the Registrant and R.G.
                          Harris Co.
      21.1              List of Subsidiaries
      23.1              Consent of Independent Accountants
      23.2              Consent of Counsel (included in Exhibit 5.1)
      24.1*             Power of Attorney


------------------------


*   Previously filed.


(1) To be filed by amendment.

(2) As proposed to be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the offering.

(3) This exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked by an asterisk.

    (b) FINANCIAL STATEMENT SCHEDULES

    Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ACADIA pursuant to provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ACADIA in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 5th day of February, 2001.


                                                       ACADIA PHARMACEUTICALS INC.

                                                       By:  /s/ ULI HACKSELL
                                                            -----------------------------------------
                                                            Uli Hacksell
                                                            Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
              /s/ ULI HACKSELL
    ------------------------------------       Chief Executive Officer and Director  February 5, 2001
                Uli Hacksell                     (Principal executive officer)

                                               Vice President, Chief Financial
             /s/ THOMAS H. AASEN                 Officer, Treasurer and Secretary
    ------------------------------------         (Principal financial and            February 5, 2001
               Thomas H. Aasen                   accounting officer)

              /s/ MARK R. BRANN
    ------------------------------------       President, Chief Scientific Officer   February 5, 2001
                Mark R. Brann                    and Director

                      *
    ------------------------------------       Chairman of the Board                 February 5, 2001
              Leslie L. Iversen

                      *
    ------------------------------------       Director                              February 5, 2001
                Thomas Eklund

                      *
    ------------------------------------       Director                              February 5, 2001
               Arne J. Gillin

                      *
    ------------------------------------       Director                              February 5, 2001
               Carl L. Gordon

                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
                      *
    ------------------------------------       Director                              February 5, 2001
              Lester J. Kaplan

                      *
    ------------------------------------       Director                              February 5, 2001
           Povl Krogsgaard-Larsen

                      *
    ------------------------------------       Director                              February 5, 2001
              Torsten Rasmussen



*By:  /s/  ULI HACKSELL
      -------------------------------
      Uli Hacksell
      ATTORNEY IN FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                                   -----------------------
       1.1(1)           Form of Underwriting Agreement

       3.1*             Registrant's Amended and Restated Certificate of
                        Incorporation, as currently in effect

       3.2(2)*          Form of Registrant's Amended and Restated Certificate of
                        Incorporation, to be effective upon the closing of this offering

       3.3*             Registrant's Restated Bylaws, as currently in effect

       3.4* Form of Registrant's Amended and Restated Bylaws, to be effective upon the closing of this offering

       4.1*             Form of common stock certificate of Registrant

       4.2*             Amended and Restated Stockholders Agreement, dated May 5,
                        2000, by and among the Registrant and the stockholders named therein

       4.3*             Form of Warrant to Purchase Common Stock, dated February 3,
                        1997

       5.1(1)           Opinion of Cooley Godward LLP

      10.1*             Form of Indemnity Agreement for directors and officers

      10.2*             1997 Stock Option Plan and forms of agreement thereunder

      10.3*             2000 Equity Incentive Plan and forms of agreement thereunder

      10.4*             2000 Non-employee Directors' Stock Option Plan and forms of agreement thereunder

      10.5* 2000 Employee Stock Purchase Plan and initial offering thereunder

      10.6*             401(k) Plan

      10.7* Employment Letter Agreement, dated December 21, 1998, between the Registrant and Uli Hacksell, Ph.D.

      10.8*             Employment Letter Agreement, dated January 31, 1997, between the Registrant and Mark R. Brann, Ph.D.

      10.9* Employment Letter Agreement, dated March 4, 1998, between the Registrant and Thomas H. Aasen

      10.10*            Promissory Note, dated May 11, 2000, by Uli Hacksell, Ph.D.
                        in favor of the Registrant

      10.11             Stock Pledge Agreement, dated May 11, 2000, from Uli
                        Hacksell, Ph.D. in favor of the Registrant

      10.12* Employment Letter Agreement, dated April 17, 1998, between the Registrant and Leonard R. Borrmann, Pharm.D.

      10.13*            Separation Agreement and General Release, dated September
                        20, 2000, between the Registrant and Leonard R. Borrmann,
                        Pharm.D.

      10.14*            Loan Letter Agreement, dated December 4, 1996, between the
                        Registrant and The Vaekstfonden (The Danish Fund for
                        Industrial Growth)

      10.15(3)*         Collaborative Research, Development and License Agreement,
                        dated September 24, 1997, by and among the Registrant,
                        Allergan, Inc. and Vision Pharmaceuticals L.P. (now Allergan
                        Sales, Inc.)

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                                   -----------------------
      10.16(3)*         Collaborative Research, Development and License Agreement,
                        dated July 26, 1999, by and among the Registrant and
                        Allergan, Inc., Allergan Pharmaceuticals (Ireland) Limited,
                        Inc. and Allergan Sales, Inc.

      10.17(3)*         Compound Discovery Collaboration Agreement, dated
                        December 18, 2000, between the Registrant and ArQule, Inc.

      10.18*            Assignment of Brann Intellectual Property Rights, dated
                        January 29, 1997, by Mark R. Brann in favor of the
                        Registrant

      10.19* Standard Industrial/Commercial Single-Tenant Lease-Net, dated August 15, 1997, between the Registrant and R.G.
                        Harris Co.

      21.1              List of Subsidiaries

      23.1              Consent of Independent Accountants

      23.2              Consent of Counsel (included in Exhibit 5.1)

      24.1*             Power of Attorney


------------------------


*   Previously filed.


(1) To be filed by amendment.

(2) As proposed to be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the offering.

(3) This exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked by an asterisk.